Exhibit 99.5

Notice of Annual Meeting of Common Shareholders and Management Information Circular Thursday, May 22, 2025

Notice of Annual Meeting of Common Shareholders and Management Information Circular

TABLE OF CONTENTS

08	Notice of Emera’s 2025 Annual Meeting of Shareholders

09	Management Information Circular

10	Annual Meeting of Shareholders

11	Voting Information

15	Business of the Meeting

17	Director Nominees

31	Additional Information

35	Corporate Governance

36	Corporate Governance Practices

37	Board of Directors – About the Board

46	Strategic Oversight

51	Risk Management

52	Ethical Business Conduct

53	Transparency and Disclosure

55	Committees of the Board of Directors

64	Director Compensation

67	Additional Information

68	Executive Compensation

69	Message from the Management Resources and Compensation Committee to Our Shareholders

70	Compensation Discussion and Analysis

95	Performance Graph

97	NEO Summary Compensation Table

110	Appendix “A” – Emera Incorporated Board of Directors Charter

FORWARD-LOOKING INFORMATION

This Circular contains forward-looking information and forward-looking statements within the meaning of applicable securities laws (collectively, “forward-looking information”). Words such as anticipates, believes, budget, could, estimates, expects, forecast, intends, may, might, plans, projects, schedule, should, targets, will, would and similar expressions are often intended to identify forward-looking information, although not all forward-looking information contains these identifying words. References to “Emera” in this section include references to the subsidiaries of Emera.

The forward-looking information includes, without limitation, statements which reflect the current view of Emera’s management with respect to Emera’s objectives, plans, financial and operating performance, carbon dioxide emissions reduction goals, business prospects and opportunities. All such forward-looking information is provided pursuant to safe harbour provisions contained in applicable securities laws.

The forecasts and projections that make up the forward-looking information are based on reasonable assumptions which include, but are not limited to: the receipt of applicable regulatory approvals and requested rate decisions; expectations regarding the nature, timing and costs of capital investments of Emera and its subsidiaries; continued investment in solar, wind and hydro generation; sufficient liquidity and capital resources; the absence of significant changes in government energy plans and environmental laws and regulations that may materially affect Emera’s operations and cash flows; and sufficient human resources to deliver service and execute Emera’s capital investment plan.

The forward-looking information is subject to risks, uncertainties and other factors that could cause actual results to differ materially from historical results or results anticipated by the forward-looking information. Factors that could cause results or events to differ from current expectations include, but are not limited to: regulatory and political risk; changes in economic conditions; liquidity and capital market risk; changes in credit ratings; future dividend growth; timing and costs associated with certain capital investments; supply chain risk; global climate change; weather risk, including higher frequency and severity of weather events; risk of wildfires; regulatory and government decisions, including changes to environmental legislation; uncertainties associated with infectious diseases, pandemics and similar public health threats; labour relations; and availability of labour and management resources.

Readers are cautioned not to place undue reliance on forward-looking information as actual results could differ materially from the plans, expectations, estimates or intentions and statements expressed in the forward-looking information. For additional information with respect to certain of these risks or factors, refer to the continuous disclosure materials filed from time to time by Emera with Canadian securities regulatory authorities and the United States Securities and Exchange Commission. All such forward-looking information is qualified in its entirety by the above cautionary statements and, except as required by law, Emera undertakes no obligation to revise or update any forward-looking information as a result of new information, future events or otherwise.

EMERA 2025 MANAGEMENT INFORMATION CIRCULAR

Notice of Annual Meeting of Common Shareholders and Management Information Circular About Emera Data is as of December 31, 2024, unless otherwise indicated. Emera is a leading North American provider of energy services headquartered in Halifax, Nova Scotia. Emera delivers safe, reliable and cleaner energy to customers through investments in regulated electric and natural gas utilities, and related businesses and assets. $43B total assets $7.2B revenue 2.6M 7,600 6 electric and natural gas utilities 95% 99% average vote in favour of the election of our 11 Director Nominees for 20241 1 In total, 134,107,653 votes were received out of a possible 286,346,776 votes available, representing 46.83%. The highest vote in favour was 99.73% and the lowest was 96.16%. EMERA 2025 MANAGEMENT INFORMATION CIRCULAR 1

Who We Are

OUR STRATEGY

OUR PURPOSE

OUR VISION

OUR VALUES

CLIMATE PROGRESS

TRACK RECORD

Delivered:

2024 PROGRESS

Achieved:

2025+ MOMENTUM

$20B

2025-2029 Capital Plan investments include:[4]

- **Grid reliability & modernization**
- Renewable integration
- Technological innovation

Continuing focus:[5]

- New solar + wind[2]
- **Coal unit retirement (incl. fuel switching/ conversion)**
- Emerging technology

2040 GOAL

2050 VISION

Net-Zero CO_2 emissions

1. Achieving our vision on this timeline is subject to external factors beyond our control and dependent upon decisions of, and/or support from, others including government, regulators, independent system operators, independent power producers, interconnected utilities, partners, investors, customers and Indigenous communities. It is also reliant on the development and/or commercialization of new and emerging technologies and/or the use of offsets. Shifts in government and regulatory policies/programs may impact our projects and progress. We will only proceed with forward-looking investments where we can demonstrate to the satisfaction of regulators that such investments are prudent and the most cost-effective solution for customers within the applicable legislative and regulatory regimes.
2. Includes provincial procurement programs and independent power purchase agreements.
3. Our reductions in CO_2 emissions, coal used in generation (GWh), and our net-zero vision are compared to 2005 levels and include CO_2 Scope 1 generation emissions for Tampa Electric and Nova Scotia Power only. These values are still undergoing review and verification. We have previously shared an internal 2025 target to achieve a 55% reduction in CO_2 emissions compared to 2005 levels.
4. 90% of our 2025-2029 capital plan is focused on cost-effective investments in grid reliability and modernization, renewable integration and technological innovation.
5. Where required by legislation or otherwise proven to be cost effective for customers.

2 EMERA 2025 MANAGEMENT INFORMATION CIRCULAR

Notice of Annual Meeting of Common Shareholders and Management Information Circular Who We Are OUR STRATEGY We seek reliable, growing, forward-thinking utility investment opportunities, focused on premium operations in high-growth jurisdictions, a robust capital investment strategy, and a thoughtful approach to risk management, all of which drive value and steady growth for our shareholders. OUR PURPOSE Energizing modern life and delivering a cleaner energy future for all. OUR VISION To be the energy provider of choice for our customers, the employer of choice for our people and a preferred choice for investors. OUR VALUES Our core values shape our culture and guide our work every day. •We put safety above all else. •We put customers at the centre of everything we do. •We value candour, respect and collaboration. •We care for each other, the environment and our communities. •We set a high bar and take on big things. CLIMATE PROGRESS Building on more than two decades of cost-effective investments, we’re proud of our track record with system enhancements and reductions in CO2 emissions that have addressed government requirements along a path to net-zero by 2050.1 TRACK RECORD 2024 PROGRESS Delivered: Florida solar & coal conversion Nova Scotia wind2 Maritime Link hydro Achieved: 49% reduction in C02 emissions3 80% reduction in coal used in generation3 2025+ MOMENTUM 2025-2029 Capital Plan investments include:4 $20B • Grid reliability & modernization Renewable integration Technological innovation 2040 GOAL 80% reduction in CO2 emissions and retirement of our last coal unit by end of 2040 2050 VISION Net-Zero 2 Includes provincial procurement programs and independent power purchase agreements. 3 Our reductions in CO2 emissions, coal used in generation (GWh), and our net-zero vision are compared to 2005 levels and include CO2 Scope 1 generation emissions for Tampa Electric and Nova Scotia Power only. These values are still undergoing review and verification. We have previously shared an internal 2025 target to achieve a 55% reduction in CO2 emissions compared to 2005 levels. 4 90% of our 2025-2029 capital plan is focused on cost-effective investments in grid reliability and modernization, renewable integration and technological innovation. 5. Where required by legislation or otherwise proven to be cost effective for customers. 2 EMERA 2025 MANAGEMENT INFORMATION CIRCULAR

Why Invest in Emera Emera is at the forefront of a transformative era in energy with robust opportunities to invest on behalf of customers across the portfolio. Our proven strategy and operational excellence ensure we can capitalize on these opportunities and deliver earnings, cash flow and dividend growth for investors. PREMIUM PORTFOLIO OF REGULATED UTILITIES FOCUSED IN FLORIDA ~70% of adjusted net income,1 excluding Corporate costs, comes from Florida ~80% of capital plan through 2029 is being invested in Florida, supporting strong customer growth at both Tampa Electric and Peoples Gas. VISIBLE GROWTH PLAN $20B capital investment plan through 2029, focused on grid reliability, resiliency & modernization, system expansion to meet customer growth, renewable integration, technology and customer-facing solutions 7% to 8% annualized, forecasted rate-base growth through 2029 CONSTRUCTIVE REGULATORY ENVIRONMENTS Highly rated regulatory environments 98% of adjusted net income,1 excluding Corporate costs, derived from our regulated utilities RELIABLE EARNINGS AND DIVIDEND GROWTH 5-7% average adjusted EPS2 growth target through 20273 18 years of consecutive dividend growth 1-2% annual dividend growth target 1 Based on 2024 adjusted net income, attributable to common shareholders (“adjusted net income”), excluding Corporate costs of $360 million. Adjusted net income is a non-GAAP measure, which does not have a standardized meaning under United States Generally Accepted Accounting Principles (“USGAAP“ or “GAAP”). For more information and a reconciliation to the nearest GAAP measure, refer to “Non-GAAP Financial Measures and Ratios” in Emera’s Q4 2024 MD&A. 2 Adjusted earnings per share (“EPS”) is a non-GAAP ratio, which does not have standardized meaning under USGAAP. For more information, refer to “Non-GAAP Financial Measures and Ratios” in Emera’s Q4 2024 MD&A. 3 Adjusted EPS growth forecast uses 2024 as base year.

Notice of Annual Meeting of Common Shareholders and Management Information Circular

Letter from the Chair and the CEO

Karen Sheriff Chair, Emera Inc. Board of Directors Scott Balfour President and Chief Executive Officer, Emera Inc.

Fellow shareholders,	Utilities remain at the forefront of significant cross-industry transformation, driven by economic, demographic, environmental and technological trends.

As a result, we’re seeing significant growth in demand for energy and for resilient, flexible and cost-efficient delivery systems. While the global transition to cleaner energy continues, and with government mandated targets in some of our operating jurisdictions, customer expectations for reliability, resiliency and affordability are increasingly taking precedence.

Utilities are making the necessary investments to deliver for customer needs, while also focusing on affordability and working toward meeting clean energy mandates — and Emera, along with our operating companies, is leading the charge.

2024 Highlights

Our commitment to customers remained front and centre in our operating companies throughout the year. Tampa Electric carried out its largest ever storm response after back- to-back hurricanes. Following Hurricane Milton, more than 6,000 field staff, including from Nova Scotia Power, worked tirelessly in difficult conditions, to restore service to hundreds of thousands of customers within a week — and they did so with no serious safety incidents. In recognition of this extraordinary effort, Tampa Electric was awarded the Edison Electric Institute Emergency Response Award for 2024. We’re incredibly proud of the team’s dedication to customers.

From a regulatory perspective, new rates came into effect at Peoples Gas early in January and at New Mexico Gas in October, supporting customer-focused investments while also ensuring a fair and predictable return on capital for investors. In December, the Florida Public Service Commission approved essentially all of Tampa Electric’s capital plan based upon a midpoint return on equity of 10.5%, with an allowed range of 9.5% to 11.5%. New rates went into effect in January 2025.

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We successfully completed our $3.2 billion capital plan for 2024 with a focus on enhancing and expanding our infrastructure to deliver on customer needs today and in the future. Highlights from across our utilities include:

•	Two new solar projects were brought online at Tampa Electric, bringing total solar capacity to 1,350 MW, with another 150 MW planned for this year. Solar is supporting reliability and has saved Tampa Electric customers $321 million USD in fuel costs since 2017.

•	Peoples Gas constructed pipelines to two renewable natural gas (RNG) producers to connect additional RNG into Florida’s natural gas supply. In addition to the three RNG facilities already connected, the team is building pipelines to connect two more production facilities to the intrastate transmission pipeline, with one being a bidirectional connection to allow the facility to access natural gas as a backup as needed. Both projects are expected to be in service this year.

•	Construction has started on the 150 MW grid-scale battery project that will support reliability for customers and enable more renewables — a partnership between Nova Scotia Power and Nova Scotia’s 13 Mi’kmaq communities.

•	The Maritime Link once again achieved 99.9 per cent availability for the year, delivering nearly 2 TWh of clean hydroelectricity to Nova Scotia, serving 19 per cent of Nova Scotia Power’s energy requirements and resulting in $100M savings for Nova Scotia customers in 2024.

•	Solar is now part of the mix at Grand Bahama Power for the first time with power purchase agreements now in place. The team is also working to launch its own 5 MW solar site later this year.

As a result of our collective focus, we achieved a 49 per cent reduction in CO2 emissions across Emera and reduced our use of coal in generation (GWh) by 80 per cent, since 2005.1

Through our $20 billion capital plan through 2029, we will continue to make significant, cost-effective investments in reliability, resiliency and grid modernization, as well as in renewable integration, new and emerging technologies and customer-facing solutions. This is our largest capital campaign in our history, demonstrating our commitment to meeting the evolving demands in the industry and our confidence in the growth opportunities ahead.

Safety

Our teams remained focused on safety throughout 2024. We continued working to reduce serious injuries and fatalities, enhance our hazard identification and mitigation programs, and continually reinforce our strong speak-up culture.

Despite remaining well below the industry average, our annual performance metrics were disappointing. Our total recordable injury rate and our lost time injury frequency rate increased by 30 per cent and 40 per cent for the year, respectively. We’re committed to learning from each and every incident as we strive for an Emera where no one gets hurt.

Governance

Emera is guided by strong governance and effective risk management led by our Board of Directors.

In 2024, the Board provided essential guidance and oversight to the strategic plan to strengthen our balance sheet, optimize our portfolio, and improve our credit metrics. The Board also guided the advancement of Emera’s Digital Strategy, with a focus on artificial intelligence, to ensure the Company is investing in new and emerging technologies that further support innovation, increased efficiency and the energy transformation.

1	These reductions are undergoing third-party verification.

$3.2B

capital plan executed in 2024

49%

reduction in CO2 emissions since 2005

EMERA 2025 MANAGEMENT INFORMATION CIRCULAR	5

Notice of Annual Meeting of Common Shareholders and Management Information Circular

$849M

annual adjusted net income in 20241

6%

growth in our regulated utilities in 2024

Early in 2025, the Board adjusted its committee structure to maximize effectiveness. The Health, Safety and Environment and the Risk and Sustainability committees were dissolved, and responsibilities have been transferred to the newly formed Safety and Risk Committee. The Board’s health and wellness mandate now falls under the Management Resources and Compensation Committee.

We also announced changes to Board composition early this year. Jackie Sheppard stepped down as Chair after more than a decade of strong leadership. Jackie’s commitment to corporate governance and her expertise in strategic planning were critical in guiding Emera through a period of significant growth and expansion. She will continue to contribute as a Director through 2025. Thank you, Jackie, for your dedication to Emera.

Karen Sheriff has been appointed our new Chair. She joined as a Director in 2021, bringing leadership experience in public and private companies, as well as in regulated environments. Karen has been a strong addition to the Board and will be instrumental in guiding Emera’s next phase of growth.

We welcomed Carla Tully to the Board. As former Chief Executive Officer and Co-Founder of Earthrise Energy, Carla’s profound experience in the energy and infrastructure sectors in North America and Europe, along with her leadership track record, make her a valuable addition to our Board.

Financial Results

We reported annual adjusted net income1 of $849 million and adjusted EPS1 of $2.94 for 2024. Despite the impact of the sale of our equity interest in the Labrador-Island Link these results were in line with $2.96 in 2023 and the benchmark for our adjusted EPS growth guidance we shared in June.

Our regulated utilities, particularly those in Florida, continue to drive our earnings and growth, with six per cent year-over-year growth in 2024. Earnings contributions have been increasing as we continue to make rate base investments to support the significant population and economic growth across our jurisdictions, increase reliability as we work to meet government mandated decarbonization targets.

In line with our adjusted dividend growth target and our commitment to providing value to our shareholders over the long term, we raised our quarterly dividend by $0.03 per common share in 2024, continuing our more than 18-year history of growing our dividend.

We began 2024 with a strategic plan to drive long-term value for shareholders and allow the Company to pursue compelling growth opportunities across our portfolio. This included the sale of our equity interest in the Labrador-Island Link (completed in June) and the sale of New Mexico Gas (expected to close later this year.)

In June, following the closing of the Labrador-Island Link transaction, we provided a strategic update to the market, adjusting our dividend growth target, extending our rate base growth guidance of seven to eight per cent out through 2029 and introducing an adjusted EPS1 average growth target of five to seven per cent through 2027.2 Subsequently, we saw strong share price performance on both an absolute and relative basis with an 18 per cent increase in our share price over the last 6 months of 2024. We outperformed both the Canadian and US utility sectors and the broader market over this period.

1

Adjusted net income and adjusted EPS are a non-GAAP measure and non-GAAP ratio, respectively, which do not have standardized meaning under USGAAP. For more information and a reconciliation to the nearest GAAP measure, refer to “Non-GAAP Financial Measures and Ratios” in Emera’s Q4 2024 MD&A.

2	Adjusted EPS growth forecast uses 2024 as base year.

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Notice of Annual Meeting of Common Shareholders and Management Information Circular

The successful execution of our strategic plan strengthened our balance sheet and optimized our portfolio. This is a pivotal time in our industry as we invest to meet growing demand, while enhancing resilience and efficiency. With our dedicated teams across our strong operating utilities, we’re focused on executing on the robust growth opportunities ahead as we continue to deliver for customers and provide value for shareholders.

2025 Annual Meeting

On behalf of Emera’s Board of Directors and management team, we are pleased to invite you to our 2025 Annual General Meeting (AGM) of Shareholders on May 22, 2025, at 2:00 p.m. (Atlantic time) via live webcast only. This meeting will allow for greater shareholder interaction and transparency via an enhanced technology platform that will offer even more direct shareholder engagement opportunities including voting and a chance to have your questions answered by Emera’s Board Chair and CEO.

As a shareholder, there are several ways to have your questions answered during the virtual meeting. You can ask questions in real-time either verbally or in writing via the online meeting platform. You can also send questions in advance of the meeting to AGM@emera.com, or to the mailing address below.

Details on how to participate in the meeting, vote and submit questions are available on page 11 of this Circular and on our website at http://www.emera.com/investors.

We strongly encourage you to take advantage of the option to vote in advance by proxy. Information on how to do this can be found on page 13 of this Circular.

If you have any questions regarding our Annual Meeting of Shareholders, please contact Brian Curry, Emera’s Corporate Secretary:

Mail	P.O. Box 910, Halifax, Nova Scotia, B3J 2W5

Phone	1-800-358-1995 from anywhere in North America

Email	AGM@emera.com

We welcome feedback from our shareholders and strive to provide multiple ways to connect with us.	Thank You

We encourage you to review the information within this Circular and exercise your right to vote at our AGM. This is an important way for us to engage with you, our valued shareholders, and it’s important to us that your views be expressed and your votes be counted.

On behalf of the Board and management team, thank you for your confidence in Emera.

Karen Sheriff

Karen Sheriff	Scott Balfour
Chair, Board of Directors, Emera Inc.	President and Chief Executive Officer, Emera Inc.

EMERA 2025 MANAGEMENT INFORMATION CIRCULAR	7

Notice of Annual Meeting of Common Shareholders and Management Information Circular

Notice of Emera’s 2025

Annual Meeting of Shareholders

WHEN:	Thursday, May 22, 2025, 2:00 p.m. (Atlantic time)

HOW:

Accessible, transparent and interactive virtual-only meeting via live webcast at https://meetings.lumiconnect.com/400-560-695-216

Password: emera2025 (case sensitive)

The virtual meeting format is designed to ensure that opportunities for shareholders to participate are comparable to attending an in-person meeting

AGENDA:

The meeting will cover the following items of business:

1.  Receiving the audited financial statements for the year ended December 31, 2024 and the Auditors’ report thereon;

2.  Electing Directors to serve until the next Annual Meeting of Shareholders;

3.  Appointing auditors;

4.  Authorizing the Directors to establish the auditors’ fee;

5.  Considering an advisory resolution on the Company’s approach to executive compensation; and

6.  Transacting any other business that properly comes before the meeting.

The accompanying Management Information Circular provides detailed information on these items.

WHO:	Emera shareholders as of close of business on March 25, 2025 (the “Record Date”) have the right to receive notice of and vote at the meeting or any adjournment.

HOW TO VOTE:

Participate and vote your shares in real time during the meeting by visiting https://meetings.lumiconnect.com/400-560-695-216, using password emera2025 (case sensitive). Please note, only registered shareholders and duly appointed proxyholders can vote at the meeting.

For more information about how to vote during the meeting, please see the accompanying Management Information Circular.

If you do not plan to participate in the meeting:

•  Mail your proxy or voting instruction form using the postage-paid, pre-addressed envelope provided.

•  Vote by telephone or via internet (see the proxy or voting instruction form). Proxies must be received prior to 5:00 p.m. Atlantic time on Tuesday May 20, 2025, or, if the meeting is adjourned, or postponed, 5:00 p.m. Atlantic time two business days prior to the reconvened meeting date.

QUESTIONS:

If you have any questions about any of the information contained within the Management Information Circular, please contact us by writing to the Corporate Secretary, Emera Incorporated, P.O. Box 910, Halifax, Nova Scotia B3J 2W5 or by telephone at 1-800-358-1995 from anywhere in North America or by email at AGM@emera.com.

By order of the Board Brian C. Curry Corporate Secretary

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Notice of Annual Meeting of Common Shareholders and Management Information Circular

Management Information Circular

All information is as of March 19, 2025

(unless otherwise noted)

You are receiving Emera’s Management Information Circular (the “Circular”) because you held common shares of Emera Incorporated (TSE: EMA) as of March 25, 2025 (the “Record Date”). You are entitled to receive notice of and vote at our Annual Meeting of Shareholders on Thursday, May 22, 2025 at 2:00 p.m. Atlantic time (the “Meeting” or “Annual Meeting”). Only shareholders of record at the close of business on the Record Date can vote. Each common share owned as of the Record Date entitles the holder to one vote.

To the knowledge of the Directors and Officers, as of the date of this Circular, no person owned or exercised control over more than 10 per cent of the outstanding common shares of the Company and the only outstanding voting shares were 297,737,244 common shares.

In this Circular:

•	we, us, our, Company and Emera mean Emera Incorporated;

•	you, your and shareholder refer to holders of Emera common shares;

•	shares and Emera shares mean common shares of Emera, unless otherwise indicated;

•	“Board of Directors” or “Emera’s Board” or the “Board” means the Board of Directors of Emera Incorporated, unless otherwise indicated;

•	all dollar amounts are in Canadian dollars, unless indicated otherwise; and

•	all information is as of March 19, 2025, unless otherwise noted.

Meeting Materials and Notice and Access

Canadian securities rules called “Notice and Access” permit us to provide electronic access to this Circular and the 2024 Annual Report (the “Meeting Materials”) instead of sending you paper copies. We are sending Meeting Materials to registered holders and beneficial owners using Notice and Access. The notice also provides instructions on voting by proxy at the Meeting and how to request a paper copy of the Meeting Materials.

Shareholders who have previously provided instructions to receive paper copies of Meeting Materials have been sent a paper copy in addition to the notice regarding their electronic availability.

Solicitation of Proxies

This Circular is being provided in connection with the solicitation of proxies by the Board of Directors and management of Emera for use at the Meeting. All shareholders have received a proxy or voting instruction form. The solicitation of proxies will be primarily by mail although proxies may also be solicited by telephone, facsimile or email, in writing or in-person, by directors of the Company (“Directors”), Officers or other employees or agents of the Company.

We have retained TMX Investor Solutions Inc. as the proxy solicitation agent to assist with the solicitation of votes from shareholders. The proxy solicitation agent will monitor the number of shareholders voting and will contact shareholders in order to increase participation in voting. The cost of this solicitation is covered by Emera and is not expected to exceed $50,000.

Your vote is important. We encourage all shareholders to review this Circular carefully and exercise your vote. Details on how to vote are included on page 12.

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1. Annual Meeting of Shareholders

This section includes everything you need to know about your participation in the meeting.

In This Section

1.1 Voting Information	11
1.2 Business of the Meeting	15
1.3 Director Nominees	17
1.4 Additional Information	31

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Notice of Annual Meeting of Common Shareholders and Management Information Circular

1.1	Voting Information

Meeting Details

Emera’s 2025 Annual Meeting is a virtual-only meeting, with a live video feed of the Company’s representatives and options for interactive shareholder participation.

You can participate in the Meeting online with your smartphone, tabletor computer at https://meetings.lumiconnect.com/400-560-695-216, using password: emera2025 (case sensitive). The format of the Meeting is designed to help ensure that as a shareholder your access and participation is comparable to attending an in-person meeting. The Meeting will include a live video feed of the Company representatives. Registered shareholders and duly appointed proxyholders (including non-registered shareholders who have duly appointed themselves as proxyholder) will be able to vote in real time and ask questions, similar to if they were attending the Meeting in-person.

It is our view that conducting the Meeting in a virtual format will maximize shareholder attendance and participation by providing each shareholder, regardless of physical location, with an equal opportunity to attend the Meeting and engage with the Company, without incurring any cost. The virtual platform to be used this year will ensure effective, transparent and interactive communication between shareholders and Company representatives.

Voting Details and Instructions

You are eligible to receive notice and vote at the Meeting if you are a shareholder as of March 25, 2025 (the “Record Date”). You can vote in advance or during the Meeting.

REGISTERED SHAREHOLDERS

If you have shares registered in your own name, then you are a registered shareholder.

BENEFICIAL OR NON-REGISTERED SHAREHOLDERS

If your shares are listed in the name of a nominee, then you are a beneficial or non-registered shareholder. For example, if an account statement is provided to you by a broker, then it is likely that those shares will not be registered in your name and are instead registered under the broker’s name or under the name of an agent of the broker such as CDS Clearing and Depository Services Inc., the nominee for many Canadian brokerage firms, or its nominee.

Registered shareholders and duly appointed proxyholders (including non-registered shareholders who have duly appointed themselves as proxyholder) can participate in and vote at the Meeting in real time.

Non-registered shareholders who do not duly appoint themselves as proxyholder may still attend the Meeting as guests. Guests can listen to and view a live webcast of the Meeting, but will not be able to vote at the Meeting or ask questions.

The Meeting is virtual-only via live webcast. While you will not be able to attend in-person, the technology platform to be used for the Meeting facilitates virtual shareholder access, voting and participation. In addition to being able to listen to and view the live webcast of the meeting, registered shareholders and duly appointed proxyholders will also have substantially the same opportunity to vote and ask questions as if they were participating in-person.

We recommend logging in online at least 15 minutes prior to the start of the Meeting. To help ensure that your vote is recorded, make sure that you are connected to the internet at all times. It is your responsibility to ensure internet connectivity for the duration of the Meeting. Please ensure you use the latest versions of Chrome, Safari, Edge or Firefox (please do not use Internet Explorer). Please note that internal network security protocols, including firewalls and VPN connections, may block access to the virtual meeting technology. If, during the Meeting, participants experience any difficulty connecting, they should ensure their VPN setting is disabled or use their computer on a network that is not restricted to security settings of a participant’s organization.

Shareholders are encouraged to vote in advance of the Meeting as described below under the heading How to Vote in Advance, particularly if they are unsure of their ability to remain connected to the internet for the duration of the Meeting.

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Notice of Annual Meeting of Common Shareholders and Management Information Circular

How to Vote During the Meeting

REGISTERED SHAREHOLDERS AND PROXYHOLDERS

Registered shareholders can participate in the Meeting by logging in to https://meetings.lumiconnect.com/400-560-695-216 and entering their Control Number as their username, using the password: emera2025 (case sensitive).

If you are a registered shareholder and have appointed a proxyholder to act on your behalf at the Meeting, you must register your proxyholder prior to the proxy deadline. Once your proxyholder has been registered, they will receive a Control Number from TSX Trust Company (“TSX Trust”) to access the virtual meeting. If you do not register your proxyholder, your proxyholder will not receive a Control Number to log into the Meeting. For additional information on appointing a proxyholder, please see How to Vote in Advance – Registering Your Proxyholder below.

Proxyholders for all shareholders can participate in the Meeting by logging in in the same manner as for registered shareholders (as described above) and entering the Control Number provided to the proxyholder by TSX Trust.

BENEFICIAL (OR NON-REGISTERED) OWNERS

Non-registered shareholders wishing to participate in the Meeting must:

1.	Appoint themselves as proxyholder;

2.	Register themselves as proxyholder; and

3.	Access the meeting as a proxyholder using the Control Number received after registering as a proxyholder.

If you do not register yourself as proxyholder, you will not receive a Control Number to log into the Meeting. The Control Number included in any voting instruction form sent to you will not enable you to log in to the Meeting. A new Control Number will be needed to log in, and one will be issued to you upon registering yourself as a proxyholder.

In order to appoint yourself as a proxyholder, follow the instructions in the form of proxy or voting instruction form sent to you by your intermediary. In most cases, you can simply insert your own name in the form of proxy or voting instruction form, sign it and return it in the envelope provided, or you can make the appointment online. Do not complete the voting instructions, as you will be voting at the Meeting. However, many Objecting Beneficial Owners located in the United States instead will need to: (i) send a request to their intermediary or its agent to send them a legal proxy appointing them as proxyholder; and (ii) promptly, following receipt of the legal proxy, submit the legal proxy to TSX Trust Company, Proxy Department, P.O. Box 721, Agincourt, ON, M1S 0A1 prior to 5:00 p.m. Atlantic time on Tuesday, May 20, 2025.

Once a beneficial or non-registered owner has been appointed a proxyholder and has registered as proxyholder, they will receive a Control Number from TSX Trust to access the Meeting. The beneficial owner should follow the instructions under Registered Shareholders and Proxyholders above to log in to the virtual meeting as a proxyholder.

There are two kinds of beneficial (non-registered) owners: (i) Non-Objecting Beneficial Owners — those who do not object to their name being made known to the issuers of the shares that they own; and (ii) Objecting Beneficial Owners — those who object to their name being made known to the issuers of shares that they own.

NON-OBJECTING BENEFICIAL OWNERS

Non-Objecting Beneficial Owners will receive a voting instruction form from Emera’s registrar and transfer agent, TSX Trust. This is to be completed and returned to TSX Trust in the envelope provided. In addition, TSX Trust provides both telephone voting and internet voting as described on the voting instruction form that can be used to vote or to appoint your proxyholder. Note that proxyholders (including a beneficial shareholder wishing to appoint themselves as proxyholder), other than the named proxyholders described below, cannot be appointed by telephone.

OBJECTING BENEFICIAL OWNERS

Securities regulation requires brokers or agents to seek voting instructions from Objecting Beneficial Owners in advance of the Meeting. Objecting Beneficial Owners should be aware that brokers or agents can only vote if instructed to do so by the Objecting Beneficial Owner. Your broker or agent (or their agent, Broadridge) will have provided you with a voting instruction form or form of proxy for the purpose of obtaining your voting instructions. Every broker has its own mailing procedures and provides instructions for voting. You must follow those instructions carefully to ensure your shares are voted at the Meeting.

Please note that if you are an Objecting Beneficial Owner receiving a voting instruction form or proxy from a broker or agent, you cannot use that proxy to vote at the Meeting. To vote at the Meeting, the voting instruction form or proxy must be returned as instructed by the broker well in advance of the Meeting (with sufficient time for your intermediary to act on your instructions prior to the proxy cut-off). If you wish to attend virtually and vote at the Meeting, follow the instructions for doing so provided by your broker or agent.

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How Can I Ask Questions at the Meeting?

We are committed to transparent and interactive communication during the Meeting. The virtual platform to be used for the Meeting facilitates shareholder inclusion and participation. Virtual attendees will have substantially the same opportunities to participate as if attending in-person. During the Meeting, registered shareholders and duly appointed proxyholders (including beneficial shareholders who have appointed themselves as proxyholder) will be able to ask questions either verbally or in writing via the online Meeting platform. Questions being asked aloud will be asked directly by the registered shareholder or duly appointed proxyholder and heard by all Meeting participants. Written questions received from shareholders will be read aloud by the chair of the Meeting or a representative of Emera. Questions will be responded to by a representative of Emera at the applicable point in the Meeting or during the question and answer session. The meeting will also include a live video feed of the Company’s representatives, enabling registered shareholders and duly appointed proxyholders to watch them as they respond to questions.

The chair of the Meeting will decide the amount of time allocated to each question and will have the right to limit or consolidate questions from shareholders to help ensure as many shareholders as possible will have the opportunity to ask questions. We do not intend to address questions that:

•	Are irrelevant to the business of the meeting or to Emera’s operations;

•	Are related to personal grievances;

•	Are related to non-public information about Emera;

•	Constitute derogatory references to individuals or that are otherwise offensive to third parties;

•	Are repetitious or have already been asked by other registered shareholders or proxyholders;

•	Are in furtherance of a shareholder’s or proxyholder’s personal or business interest; or

•	Are out of order or not otherwise appropriate as determined by the chair of the Meeting in their reasonable judgement.

Who Do I Contact If I Cannot Log In to the Meeting?

If you have any difficulties logging in to the Meeting online, please contact Lumi’s online shareholder meeting email support via the address: support-ca@lumiglobal.com.

Even if you currently plan to participate in the Meeting, we encourage you to vote in advance so that your vote will be counted in the event you experience any difficulties.

The webcast will be open in advance of the Meeting to allow registered shareholders and duly appointed proxyholders time to test their access and be sure they will be able to participate.

How to Vote in Advance

You can appoint a proxyholder in advance of the Meeting to attend the Meeting and vote for you. You can do so by following the instructions on your form of proxy or voting instruction form.

REGISTERING YOUR PROXYHOLDER

Registered shareholders and beneficial (or non-registered) owners wishing to appoint a proxyholder to participate virtually in the Meeting (including beneficial or non-registered owners wishing to appoint themselves as proxyholder to participate in the Meeting) and who have validly appointed a proxyholder (including beneficial (or non-registered) owners wishing to appoint themselves as proxyholder) must then contact TSX Trust, Emera’s registrar and transfer agent, before 5:00 p.m. Atlantic time on Tuesday, May 20, 2025 to obtain a new Control Number to use to access the virtual meeting by:

(i)	calling:

1-866-751-6315 (within North America); or

1-416-682-3860 (outside of North America); or

(ii)

going to TSX Trust’s website at https://www.tsxtrust.com/control-number-request to request the Control Number by completing an electronic form. This form, once completed and submitted online, will generate a message to TSX Trust to send the Control Number to the designated proxyholder.

If you do not validly appoint and then register your proxyholder (including beneficial (or non-registered) owners wishing to appoint themselves as proxyholder) by the deadline as described above, then your proxyholder will not be able to attend and vote at the meeting on your behalf.

SHAREHOLDER PROXY MATERIALS

These securityholder materials are being sent to both registered and non-registered owners of the securities. If you are a non-registered owner, and the issuer or its agent has sent these materials directly to you, your name, address and information about your holdings of securities have been obtained in accordance with applicable securities regulatory requirements from the intermediary holding on your

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behalf. Emera has arranged for its registrar and transfer agent, TSX Trust, to send materials directly to Non-Objecting Beneficial Owners in accordance with National Instrument 54-101 – Communication with Beneficial Owners of Securities of a Reporting Issuer.

By choosing to send these materials to you directly, Emera (and not the intermediary holding on your behalf) has assumed responsibility for: (i) delivering these materials to you as a Non-Objecting Beneficial Owner; and (ii) executing your proper voting instructions. Please return voting instructions as specified in the request for voting instructions.

Emera will bear the costs of delivering shareholder proxy materials and the request for voting instructions, as applicable, to registered shareholders, Non-Objecting Beneficial Owners and Objecting Beneficial Owners.

APPOINTMENT AND REVOCATION OF PROXIES

The persons named as proxyholders in the enclosed proxy are Karen H. Sheriff, Chair of the Board, Scott C. Balfour, President and Chief Executive Officer (“CEO”), and Brian C. Curry, Corporate Secretary of the Company, each with full power of substitution.

For a vote by proxy or voting instruction form to be counted, it must be received prior to 5:00 p.m. Atlantic time on Tuesday, May 20, 2025, or if the meeting is adjourned or postponed, by 5:00 p.m. Atlantic time two business days prior to the reconvened meeting date. Please note that non-registered owners must provide their voting instructions to their intermediary in advance of this deadline so that the intermediary may act on the voting instructions.

The Company reserves the right to accept late proxies and to waive the proxy cut-off with or without notice, but is under no obligation to accept or reject a late proxy. For Canadian residents, a postage-paid, pre-addressed envelope is provided for this purpose.

You may vote by proxy or voting instruction form via mail, the internet or telephone by following the instructions on your form of proxy or voting instruction form.

Completion of a proxy gives discretionary authority to the proxyholder to vote as they see fit in respect of amendments to matters identified in the Notice and other matters that may properly come before the Meeting or any adjournment or postponement thereof, whether or not the amendment or other matter that comes before the Meeting is, or is not, routine and whether or not the amendment or other matter that comes before the Meeting is contested. Management of the Company is not aware of any amendments or other matters to be presented for action at the Meeting.

If you appoint Ms. Sheriff, Mr. Balfour or Mr. Curry as your proxyholder, they will vote or withhold from voting, in accordance with your directions. If you do not specify how you want your shares voted, they will vote “FOR” the:

•	Election of each of the Director Nominees named in this Circular;

•	Appointment of Ernst & Young LLP as Auditors;

•	Authorization of the Directors to establish the Auditors’ fee;

•	Advisory resolution on the Company’s approach to executive compensation.

They will vote in accordance with their best judgement if any other matters are properly brought before the Meeting.

You may appoint any other person (who need not be a shareholder) to represent you at the Meeting by inserting that person’s name in the space provided on the proxy or voting instruction form. That person is your proxyholder and must participate and vote at the Meeting for your vote to count. You will also need to register this person with TSX Trust; see Registering Your Proxyholder above.

You may revoke your proxy by providing new voting instructions in a new proxy or voting instruction form with a later date, or at a later time if you are voting on the internet or by telephone. Any new voting instructions, however, will only take effect if received prior to 5:00 p.m. Atlantic time on Tuesday, May 20, 2025, or if the meeting is adjourned or postponed, 5:00 p.m. Atlantic time two business days prior to the reconvened meeting date. You may also revoke your proxy without providing new voting instructions by giving written notification addressed to Mr. Brian Curry, Corporate Secretary, P.O. Box 910, Halifax, Nova Scotia B3J 2W5, no later than the last business day preceding the day of the Meeting or preceding the day of any postponement or adjournment thereof or to the chair of the Meeting on the day of the Meeting or the day of any postponement or adjournment thereof or in any other manner permitted by law. If your new voting instructions (including the appointment of a new proxyholder) are received after the proxy cut-off described above, they may only be effective to revoke your previously provided instructions. Similarly, registered shareholders may participate in the Meeting and vote their shares and, if they do so, any voting instructions previously given by such persons for such shares will be revoked.

RESTRICTION ON SHARE OWNERSHIP AND VOTING

Under Nova Scotia legislation, no Emera shareholder may own or control, directly or indirectly, more than 15 per cent of the outstanding voting shares. This restriction may be enforced by limiting non-complying shareholders’ voting rights (including by disqualifying or deeming votes to have not been cast by such non-complying shareholders), dividend rights and transfer rights. Shareholders may be required, at any time, to furnish a statutory declaration to verify the number of shares held to ensure compliance with this restriction.

If you have any questions about the share ownership and voting restriction, please contact the Corporate Secretary.

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1.2	Business of the Meeting

Our consolidated financial statements for the year ending December 31, 2024, will be received together with the report of the Auditors. These consolidated financial statements are contained in our 2024 Annual Report. You will find a copy of our 2024 Annual Report on our website (www.emera.com) and on SEDAR+ (www.sedarplus.com).

You will also have the opportunity to vote on the following items:

1.

Election of the Board of Directors: The 12 nominees proposed for election as Directors at the Meeting are identified under Director Nominees in this Circular. For more information about the process for nominating Directors, see Nomination of Directors and Director Recruitment Process in the Corporate Governance section of this Circular.

All nominees are currently Directors of the Company. Each nominee has indicated their willingness to serve as a Director. Each Director elected at the Meeting will hold office until the next annual meeting of shareholders.

Ms. Sheriff, Mr. Balfour and Mr. Curry intend to vote proxies received “FOR” the 12 nominees unless a shareholder instructs otherwise in their proxy.

The Board of Directors recommends you vote FOR the election of each of the 12 nominated Directors.

2.

Appointment of Auditors: The Audit Committee has assessed the performance and independence of Ernst & Young LLP (“EY”) and the Board of Directors recommends that EY be re-appointed as auditor of the Company and serve until the next Annual Meeting.

The independence of the auditors is of utmost importance to the Audit Committee. Consistent with best practices and their mandate, the Audit Committee annually reassesses the performance and independence of the auditors, with a comprehensive review conducted every five years (the last review having been conducted in 2022). These reviews align with the recommendations of the Chartered Professional Accountants of Canada (“CPA Canada”), the Canadian Public Accountability Board (“CPAB”) and the Institute of Corporate Directors. CPA Canada and CPAB recommend periodic comprehensive reviews as the preferred alternative to mandatory firm rotation or re-tendering to address the threat of institutional familiarity and to enhance audit quality.

To help ensure independence, the Audit Committee also reviews and pre-approves any non-audit services to be provided by EY and has a policy restricting the hiring by the Company of former EY partners and employees.

In recommending the appointment of auditors, the Audit Committee considers the benefits and risks of auditor tenure and the controls and processes in place to help ensure the auditor’s independence, such as mandatory partner rotations. The lead audit partner with EY is rotated at least every five years, with the current lead audit partner having commenced their rotation in 2021. A new lead audit partner will be selected in 2025 to commence their rotation in 2026.

EY has been Emera’s auditors since 1998. However, until 2018, PricewaterhouseCoopers served as auditors for Tampa Electric Company, Peoples Gas System, Inc. and New Mexico Gas Company, which together represent more than 74 per cent of the Company’s total assets at the end of 2024. In addition, until 2012, Grant Thornton, LLP served as auditors for Nova Scotia Power Incorporated. In 2017, the Company initiated a competitive process for external audit services. The process was overseen by the Audit Committee, which selected EY as auditors for Emera’s full business starting in 2018.

The recommendation to appoint EY as auditor for 2025 is based on the comprehensive review of EY’s performance conducted by the Audit Committee in 2022 and an updated annual review by the Audit Committee. The Audit Committee completed an annual review in 2024, prior to making its recommendation.

Ms. Sheriff, Mr. Balfour and Mr. Curry intend to vote proxies received “FOR” the appointment of EY as auditors of the Company, to hold office until the close of the next Annual Meeting, unless a shareholder specifies their shares be withheld from voting.

The Board of Directors recommends you vote FOR the appointment of Ernst & Young LLP as auditors of the Company.

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3.

Auditors’ Fee: The Company is incorporated under the Nova Scotia Companies Act. Shareholder approval of the authorization of Directors to establish the Auditors’ fee is required pursuant to the Companies Act. The aggregate fees billed by EY, during the last two fiscal years ended December 31, 2024 and December 31, 2023, were as follows:

Service fee	2024 ($)	2023 ($)
Audit fees	$5,689,398	$3,910,266
Audit-related fees (1)	240,080	174,410
Tax fees (2)	323,252	39,450
All Other Fees	—	75,000

Total	$6,252,730	$4,199,126

(1)	Audit-related fees for Emera relate to fees associated with agreed-upon procedures over rate-case filings and the audit of pension plans.
(2)	Tax fees for Emera relate to tax compliance services and general tax consulting advice on various matters.

The Auditors’ fees for the 2023 through 2025 period is based on a three-year audit fee proposal, subject to auditor appointment and audit fee approval each year. The Auditors’ fees are reflective of market rates for professional services, which have increased in recent years.

Ms. Sheriff, Mr. Balfour and Mr. Curry intend to vote proxies received “FOR” the authorization of Directors to establish the Auditors’ fee for 2025, unless a shareholder instructs otherwise in their proxy.

The Board of Directors recommends that you vote FOR the authorization of Directors to establish the Auditors’ fee for 2025.

4.

Advisory Vote on Executive Compensation (“say on pay”): You will be asked to consider and approve, on an advisory basis, the resolution stated below on Emera’s approach to executive compensation as disclosed in this Circular. This advisory vote forms an important part of the ongoing process of engagement between shareholders and the Board on executive compensation. At the 2023 and 2024 Annual Meetings, Emera’s approach to executive compensation was approved with 94.46% in 2023 and 95.12%% in 2024, respectively, of the votes cast “FOR” the advisory resolution on executive compensation.

Our executive compensation programs are designed to attract, retain, motivate and reward high-calibre leaders to deliver strong performance in alignment with Emera’s corporate strategy and to create and sustain shareholder value. Programs are designed to reflect a blend of short- and long-term incentive plans to reflect our pay-for-performance philosophy and to provide for a significant portion of an executive’s compensation to be at risk, while aligning the structure of programs and payouts with sound risk management and good governance principles.

The Board, through the Management Resources and Compensation Committee (“MRCC”), has directed and reviewed the contents of the Statement of Executive Compensation in this Circular and has unanimously approved it as part of the MRCC’s report to you.

As our shareholder, on an advisory basis, you have the opportunity to vote “FOR” or “Against” our approach to executive compensation through the following resolution:

“RESOLVED, on an advisory basis, and not to diminish the role and responsibilities of the Board of Directors, that the shareholders accept the approach to executive compensation disclosed in the Company’s Management Information Circular delivered in advance of the 2025 Annual Meeting of Shareholders of Emera Incorporated.”

Since your vote is advisory, it will not be binding on the Board; however, the Board, and particularly the MRCC, will seriously consider the outcome of the vote and may communicate with certain shareholders as a follow-up matter as part of its ongoing review of executive compensation.

Ms. Sheriff, Mr. Balfour and Mr. Curry intend to vote proxies received “FOR” the non-binding advisory resolution on executive compensation, unless otherwise instructed.

The Board of Directors recommends you vote FOR the non-binding advisory resolution on executive compensation.

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1.3	Director Nominees

There are 12 individuals nominated to serve on the Board. All Director Nominees, except Mr. Balfour, are considered by the Board to be independent. Mr. Balfour is not considered independent because he is also the President and CEO of the Company. For more information about the Company’s definition of independence, see Director and Chair Independence in the Corporate Governance section later in this Circular.

Director Nominees at a Glance

Name (1)	Age	Independent	Residency	% Votes in favour at 2024 AGM	2024 Board meetings (6)	2025 Committees (7)
Scott C. Balfour (2) Director since 2018	60	No	Canada	99.69	100%	N/A
James V. Bertram Director since 2018	69	Yes	Canada	99.53	100%	MRCC NCGC
Henry E. Demone Director since 2014	70	Yes	Canada	96.22	100%	MRCC (Chair) NCGC
Paula Y. Gold-Williams Director since 2022	62	Yes	United States	99.58	100%	Audit MRCC
Kent M. Harvey Director since 2017	67	Yes	United States	99.15	100%	Audit (Chair) SRC
B. Lynn Loewen Director since 2013	64	Yes	Canada	99.35	100%	Audit NCGC
Brian J. Porter Director since 2024	67	Yes	Canada	99.67	100%	MRCC SRC
Ian E. Robertson Director since 2022	65	Yes	Canada	99.73	100%	SRC (Chair) Audit
M. Jacqueline Sheppard (3) Director since 2009	69	Yes	Canada	96.16	100%	N/A
Karen H. Sheriff (4) Director since 2021	67	Yes	Canada	99.28	100%	Board (Chair)
Jochen E. Tilk Director since 2018	61	Yes	Canada	99.22	100%	NCGC (Chair) MRCC SRC
Carla M. Tully (5) Director since 2024	52	Yes	United States	N/A	100%	Audit SRC

(1)	Information about each Director Nominees is current as of the date of this Circular, unless otherwise indicated.
(2)	Mr. Balfour, as President and CEO, does not serve as a member of any Committee but attends all Committee meetings.

(3)

Ms. Sheppard was Chair of the Board of Emera until February 21, 2025, when Ms. Sheriff became Chair of the Board. As Chair of the Board in 2024, Ms. Sheppard was not a member of any Board Committee but attended all Committee meetings in her then capacity as Chair of the Board. Ms. Sheppard is not currently a member of any Committees.

(4)	Ms. Sheriff was appointed as Chair of the Board of Emera effective February 21, 2025. As Chair of the Board, she is no longer a member of any Board Committees but attends all Committee meetings.

(5)	Ms. Tully was appointed on June 26, 2024, after the 2024 Annual Meeting of Shareholders on May 23, 2024.

(6)	This reflects attendance at all scheduled Board meetings and special Board meetings scheduled on short notice in 2024.

In the normal course, a Director who would be 72 years of age at the Annual Meeting would not be nominated for re-election. See Board Renewal in the Corporate Governance section later in this Circular.

(7)

In February 2025, the Board, on the recommendation of the Nominating and Corporate Governance Committee (“NCGC”), approved changes to its Committees and Committee Membership. Effective February 21, 2025, the Health, Safety and Environment Committee and the Risk and Sustainability Committee were dissolved and replaced with the newly established Safety and Risk Committee (“SRC”). The table reflects all Committee and Committee Chair appointments as of the date of this Circular. “Audit” refers to the Audit Committee and “MRCC” to the Management Resources and Compensation Committee. For more information, see the section entitled Board Committees on page 37 of this Circular.

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See pages 41 and 44 for more information about Director tenure and Board composition, respectively.

Director Nominee Profiles

The profiles that follow provide important information on each of the 12 Director Nominees, including age, municipality and country of residence, year first elected or appointed as a Director, principal occupation, education, skills and experience.(1)

Committee memberships and attendance (where applicable) for meetings held in 2024,(2) as well as any memberships on other public company boards in the last five years, are also provided.

Also included in the profiles, is information about the common shares and deferred share units (“DSUs”) of Emera held as of the last trading day of each year by each Director Nominee for the past three years. The estimated value of each Director Nominee’s common shares and DSU holdings is based on the following:

Year-end	Closing price of Emera common shares ($)
December 31, 2022	51.75
December 30, 2023	50.30
December 31, 2024	53.73

All Director Nominees are required to meet Emera’s share ownership guideline. The information below also details their status under the guideline. For further information regarding the required level of share ownership for Emera’s Directors, see Director Share Ownership Guideline in the Corporate Governance section later in this Circular. For further information on the share ownership guidelines for the Company’s executive officers, including Mr. Balfour, see Executive Share Ownership Requirements and Anti-Hedging Policy in the Statement of Executive Compensation later in this Circular.

(1)	Information about each Director Nominee is current as of the date of this Circular, unless indicated otherwise.
(2)

In February 2025, the Board, on the recommendation of the Nominating and Corporate Governance Committee, approved changes to its Committees and Committee Membership. Effective February 21, 2025, the Health, Safety and Environment Committee (“HSEC”) and the Risk and Sustainability Committee (“RSC”) were dissolved and replaced with the newly established Safety and Risk Committee (“SRC”). For more information, see the section entitled Board Committees on page 37 of this Circular for more information.

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Scott C. Balfour

Halifax, Nova Scotia

Canada

Age: 60

Skills and Experience

•	CEO/Senior Executive

•	Sustainability/ESG

•	Governance

•	Risk Management

•	Customer/Stakeholder

•	Energy Sector or Utility Sector

•	Strategic Planning, M&A or Growth Strategy

•	Talent Management and Executive Compensation

•	Financial Literacy and Accounting

•	Government Relations, Public Policy and Regulatory

2024 Annual Meeting Votes for: 99.69%

Other Public Company Boards

(last five years)

•	Martinrea International Inc. (June 2013 to June 2020)

Director Since: 2018	Not Independent, President and CEO of Emera

Mr. Balfour was appointed President and CEO of Emera and became a Director of the Board in March 2018.

Mr. Balfour first joined Emera in April 2012 as Chief Financial Officer (“CFO”), later becoming CEO. Before joining Emera, he held a variety of roles, including President and CFO at Aecon Group Inc., a Canadian publicly traded construction and infrastructure development company.

Mr. Balfour is a Director of many Emera subsidiaries and serves as Chair of the Boards of Tampa Electric Company, Nova Scotia Power Incorporated and Peoples Gas System, Inc. He also serves as Director of the Business Council of Canada and Edison Electric Institute. He is a former Director of Martinrea International Inc. and past Chair of the Ontario Energy Association.

Mr. Balfour received his Master of Business Administration from the Richard Ivey School of Business at the University of Western Ontario. He earned a Bachelor of Business Administration (Honours) from Wilfrid Laurier University.

Mr. Balfour’s strong experience in strategy, finance and operations, and as a public company executive provide the foundation for his contribution to the Board and his leadership of Emera. His knowledge of capital markets, along with his experience in growing a business through the development and execution of strategy, and through mergers and acquisitions, as well as leading teams and structuring systems to manage that growth, are tremendous assets for Emera.

2024 Board and Committee membership	Attendance	Total
• Board (1)	9 of 9	100%

Total Attendance	9 of 9	100%

DSUs awarded and held
2024 share-based awards ($)	Total 2024 change in value of all DSUs held ($)	Market value of total DSU holdings ($)
1,229,707	558,048	8,741,664

Emera Securities held (2)
	2022	2023	2024
Common shares (3)	72,392	76,190	115,454
DSUs	122,135	139,809	162,696
Value of shares and DSUs ($)	10,066,772	10,864,756	14,944,981
Status under Executive Share Ownership Requirements (4)	As President and CEO of Emera, Mr. Balfour is subject to Executive Share Ownership Requirements. This requires that he owns shares and/or DSUs valued at no less than five times his salary. He owns shares and DSUs valued at 12.6x his base salary which exceeds the Executive Share Ownership Requirement of five times his salary.

(1)	Mr. Balfour, as President and Chief Executive Officer, does not serve on any of the Board Committees but attends all Committee meetings.

(2)	As stated on page 18, the information about the common shares and DSUs held by each Director Nominee is as of the last trading day of each year.

(3)	Includes all shares controlled directly or indirectly by Mr. Balfour.

(4)	For more information, see Executive Share Ownership Requirements and Anti-Hedging Policy in the Statement of Executive Compensation in this Circular.

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James V. Bertram

Calgary, Alberta

Canada

Age: 69

Skills and Experience

•	CEO/Senior Executive

•	Sustainability/ESG

•	Governance

•	Risk Management

•	Customer/Stakeholder

•	Energy Sector or Utility Sector

•	Strategic Planning, M&A or Growth Strategy

•	Talent Management and Executive Compensation

2024 Annual Meeting Votes for: 99.53%

Other Public Company Boards

(last five years)

•	Keyera Corp. (March 2003 to present)

•	Methanex Corporation (October 2018 to present)

Director Since: 2018	Independent Director

Mr. Bertram joined the Emera Board in July 2018. He was appointed to the Management Resources and Compensation Committee in November 2018. He was appointed Chair of the Health, Safety and Environment Committee in May 2019 and served on that committee until February 2025. In February 2025, he was appointed to the Nominating and Corporate Governance Committee.

Mr. Bertram was CEO of Keyera Corp., one of Canada’s leading publicly traded midstream oil and gas operators, from its inception in 1998 until 2015 when he became Executive Chair. He retired as an officer of Keyera in 2016. Prior to this, he was Vice President, Marketing for the worldwide operations of Gulf Canada.

Mr. Bertram is a corporate director and Chair of the Board of Keyera Corp. He is also a Director of Methanex Corporation, the world’s largest producer and supplier of methanol to major international markets.

Mr. Bertram received his Bachelor of Commerce from the University of Calgary.

With his experience in growing a business and completing major acquisitions, while also enabling consistent delivery of value to customers and shareholders, Mr. Bertram makes an important contribution to Emera’s Board.

2024 Board and Committee membership	Attendance	Total
• Board	9 of 9	100%
• Health, Safety and Environment Committee (Chair)	3 of 3	100%
• Management Resources and Compensation Committee	5 of 5	100%

Total Attendance	17 of 17	100%

Total compensation
Fees earned in 2024 ($)	All other compensation ($)	Total ($)
320,500	Nil	320,500

DSUs awarded and held
2024 share-based awards ($)	Total 2024 change in value of all DSUs held ($)	Market value of total DSU holdings ($)
320,500	107,953	2,141,169

Emera Securities held
	2022	2023	2024
Common shares	14,170	14,170	14,170
DSUs	24,325	31,473	39,850
Value of shares and DSUs ($)	1,992,140	2,295,850	2,902,523
Status under share ownership guideline (1)	Mr. Bertram owns shares and DSUs valued at over 10.5x the Annual Director’s retainer; therefore, the guideline has been met.

(1)

Under Emera’s Director Share Ownership Guideline, a Director must own three times the total cash and equity-based annual Director retainer in Emera common shares or DSUs, or a combination of the two, within three years of the date of their appointment. The Chair of the Board must own three times the total cash and equity-based annual Board Chair retainer in Emera common shares or DSUs, or a combination of the two, within three years of their appointment date as Chair of the Board. For more information, see Director Share Ownership Guideline in the Corporate Governance section later in this Circular.

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Henry E. Demone

Lunenburg, Nova Scotia

Canada

Age: 70

Skills and Experience

•	CEO/Senior Executive

•	Sustainability/ESG

•	Governance

•	Customer/Stakeholder

•	Strategic Planning, M&A or Growth Strategy

•	Talent Management and Executive Compensation

2024 Annual Meeting Votes for: 96.22%

Other Public Company Boards

(last five years)

•	Saputo Inc. (June 2012 to September 2024)

Director Since: 2014	Independent Director

Mr. Demone joined the Emera Board in September 2014. At that time, he was appointed to the Management Resources and Compensation Committee and became Chair of that Committee in May 2021. He was appointed to the Nominating and Corporate Governance Committee in May 2017.

Mr. Demone is the former Chair of High Liner Foods Inc. of Lunenburg, Nova Scotia, the leading North American processor and marketer of value-added frozen seafood. He became President of High Liner Foods Inc. in 1989. In 1992, he was appointed President and CEO, a position he held until May 2015. He was reappointed CEO of High Liner Foods on an interim basis from August 2017 until April 2018.

Mr. Demone is a corporate director and from June 2012 to September 2024, was a member of the board of directors of Saputo Inc., a Montreal-based dairy company that produces, markets and distributes a wide array of dairy products. He is past Chair of the Fisheries Council of Canada and The Groundfish Forum, a global trade association representing industry leaders. He has served on the boards of Dover Industries Ltd. and Maritime Tel & Tel (Aliant). Mr. Demone was also the first non- United States citizen to be named Chair of the National Fisheries Institute, a United States national trade association.

Mr. Demone received his Bachelor of Science in Mathematics with honours from Acadia University.

In both public and private entities, Mr. Demone has extensive experience in strategic planning, global markets and mergers and acquisitions. As a long-time business leader in Atlantic Canada, Mr. Demone’s robust business relationships and his solid reputation make him a valuable member of Emera’s Board of Directors.

2024 Board and Committee membership	Attendance	Total
• Board	9 of 9	100%
• Management Resources and Compensation Committee (Chair)	5 of 5	100%
• Nominating and Corporate Governance Committee	3 of 3	100%

Total Attendance	17 of 17	100%

Total compensation
Fees earned in 2024 ($)	All other compensation ($)	Total ($)
320,500	Nil	320,500

DSUs awarded and held
2024 share-based awards ($)	Total 2024 change in value of all DSUs held ($)	Market value of total DSU holdings ($)
160,000	147,986	2,630,324

Emera Securities held
	2022	2023	2024
Common shares	9,062	9,062	10,864
DSUs	37,933	43,145	48,954
Value of shares and DSUs ($)	2,432,006	2,625,990	3,214,046
Status under share ownership guideline (1)	Mr. Demone owns shares and DSUs valued at over 11.6x the Annual Director’s retainer; therefore, the guideline has been met.

(1)

Under Emera’s Director Share Ownership Guideline, a Director must own three times the total cash and equity-based annual Director retainer in Emera common shares or DSUs, or a combination of the two, within three years of the date of their appointment. The Chair of the Board must own three times the total cash and equity-based annual Board Chair retainer in Emera common shares or DSUs, or a combination of the two, within three years of their appointment date as Chair of the Board. For more information, see Director Share Ownership Guideline in the Corporate Governance section later in this Circular.

EMERA 2025 MANAGEMENT INFORMATION CIRCULAR	21

Notice of Annual Meeting of Common Shareholders and Management Information Circular

Paula Y. Gold-Williams

San Antonio, Texas

United States

Age: 62

Skills and Experience

•	CEO/Senior Executive

•	Sustainability/ESG

•	Governance

•	Risk Management

•	Customer/Stakeholder

•	Energy Sector or Utility Sector

•	Strategic Planning, M&A or Growth Strategy

•	Talent Management and Executive Compensation

•	Financial Literacy and Accounting

•	Government Relations, Public Policy and Regulatory

2024 Annual Meeting Votes for: 99.58%

Other Public Company Boards

(last five years)

•	ReNew Energy Global Plc (August 2023 to present)

Director Since: 2022	Independent Director

Ms. Gold-Williams joined the Emera Board in February 2022. She was appointed to the Audit Committee in May 2023 and served on the Health, Safety and Environment Committee from May 2022 to February 2025. In February 2025, she was appointed to the Management Resources and Compensation Committee.

Ms. Gold-Williams is the former President and CEO of CPS Energy, a fully integrated electric and natural gas municipal utility based in San Antonio, Texas. Before becoming CEO in 2015, she served in positions of increasing responsibility during her 17-year career at CPS Energy, including Group EVP – Financial & Administrative Services, CFO and Treasurer.

Ms. Gold-Williams is a corporate director and serves as Co-Chair of the Keystone Policy Center, having been a member of both the Policy Center and its Energy Board since 2016. She serves as an Energy Pillar Co-Chair of Dentons’ Global Smart Cities & Communities Initiatives and Think Tank. She is also a member of the board of directors of ReNew Energy Global Plc, a renewable energy company based in India. She is also a member of the Nasdaq’s Center for Board Excellence, a community of like-minded board members, leaders and innovators committed to advancing corporate governance best practices and effectiveness. Previously, Ms. Gold-Williams held other board positions, including serving on the United States’ Secretary of Energy’s Advisory Board; being a First Vice Chair of the Electric Power Resource Institute (“EPRI”); a member and designated Chair Pro Tem of the Federal Reserve Bank of Dallas’ San Antonio Branch; and a past Chair of the San Antonio Chamber of Commerce.

Ms. Gold-Williams has an Associate Degree in Fine Arts from San Antonio College. She has a Bachelor of Business Administration in accounting from St. Mary’s University in Texas. She earned her Master of Business Administration in Finance and Accounting from Regis University in Denver, Colorado. She is a Certified Public Accountant and a Chartered Global Management Accountant.

Ms. Gold-Williams’ skills and experience in developing business strategies focused on consistently prioritizing customers, community and employees is tremendously important to Emera’s Board.

2024 Board and Committee membership	Attendance	Total
• Board	9 of 9	100%
• Health, Safety and Environment Committee	3 of 3	100%
• Audit Committee	5 of 5	100%

Total Attendance	17 of 17	100%

Total compensation
Fees earned in 2024 ($)	All other compensation ($)	Total ($)
363,142	Nil	363,142

DSUs awarded and held
2024 share-based awards ($)	Total 2024 change in value of all DSUs held ($)	Market value of total DSU holdings ($)
363,142	38,429	1,033,968

Emera Securities held
	2022	2023	2024
Common shares	Nil	Nil	Nil
DSUs	4,450	11,204	19,243
Value of shares and DSUs ($)	230,280	563,549	1,033,968
Status under share ownership guideline (1)	Ms. Gold-Williams owns shares valued at over 3.7x the Annual Director’s retainer; therefore, the guideline has been met.

(1)

Under Emera’s Director Share Ownership Guideline, a Director must own three times the total cash and equity-based annual Director retainer in Emera common shares or DSUs, or a combination of the two, within three years of the date of their appointment. The Chair of the Board must own three times the total cash and equity-based annual Board Chair retainer in Emera common shares or DSUs, or a combination of the two, within three years of their appointment date as Chair of the Board. For more information, see Director Share Ownership Guideline in the Corporate Governance section later in this Circular.

22	EMERA 2025 MANAGEMENT INFORMATION CIRCULAR

Notice of Annual Meeting of Common Shareholders and Management Information Circular

Kent M. Harvey

New York, New

York United States

Age: 67

Skills and Experience

•	CEO/Senior Executive

•	Governance

•	Risk Management

•	Energy Sector or Utility Sector

•	Strategic Planning, M&A or Growth Strategy

•	Financial Literacy and Accounting

•	Government Relations, Public Policy and Regulatory

2024 Annual Meeting Votes for: 99.15%

Other Public Company Boards

(last five years)

•	None

Director Since: 2017	Independent Director

Mr. Harvey joined the Emera Board in November 2017. At that time, he was appointed to the Audit Committee and became Chair of the Audit Committee in June 2020. He served on the Health, Safety and Environment Committee from May 2019 to February 2025. In February 2025, he was appointed to the newly established Safety and Risk Committee.

Mr. Harvey is the former CFO for San Francisco-based PG&E Corporation, the parent company of Pacific Gas and Electric Company, one of the largest combined natural gas and electric energy companies in the United States. After 33 years in progressively senior roles, he retired from PG&E in 2016.

Born in Montreal, Mr. Harvey is a naturalized United States citizen. He holds a bachelor’s degree in economics and a master’s degree in engineering, both from Stanford University. He volunteers as a crisis services provider at the Trevor Project, a United States non-profit organization that is focused on suicide prevention among LGBTQ youth.

Mr. Harvey is an experienced energy industry leader and strategic thinker with deep financial knowledge and strong expertise in United States markets, making him a significant asset to Emera’s Board.

2024 Board and Committee membership	Attendance	Total
• Board	9 of 9	100%
• Audit Committee (Chair)	5 of 5	100%
• Health, Safety and Environment Committee	3 of 3	100%

Total Attendance	17 of 17	100%

Total compensation
Fees earned in 2024 ($)	All other compensation ($)	Total ($)
383,730	13,726	397,456

DSUs awarded and held
2024 share-based awards ($)	Total 2024 change in value of all DSUs held ($)	Market value of total DSU holdings ($)
160,000	89,748	1,663,913

Emera Securities held
	2022	2023	2024
Common shares	Nil	Nil	Nil
DSUs	21,827	26,166	30,968
Value of shares and DSUs ($)	1,129,530	1,316,130	1,663,913
Status under share ownership guideline (1)	Mr. Harvey owns DSUs valued at over 6.0x the Annual Director’s retainer; therefore, the guideline has been met.

(1)

Under Emera’s Director Share Ownership Guideline, a Director must own three times the total cash and equity-based annual Director retainer in Emera common shares or DSUs, or a combination of the two, within three years of the date of their appointment. The Chair of the Board must own three times the total cash and equity-based annual Board Chair retainer in Emera common shares or DSUs, or a combination of the two, within three years of their appointment date as Chair of the Board. For more information, see Director Share Ownership Guideline in the Corporate Governance section later in this Circular.

EMERA 2025 MANAGEMENT INFORMATION CIRCULAR	23

Notice of Annual Meeting of Common Shareholders and Management Information Circular

B. Lynn Loewen, FCPA, FCA

Montreal, Quebec

Canada

Age: 64

Skills and Experience

•	CEO/Senior Executive

•	Financial Literacy and Accounting

•	Governance

•	Risk Management

•	Sustainability/ESG

•	Customer/Stakeholder

•	Energy Sector or Utility Sector

•	Strategic Planning, M&A or Growth Strategy

•	Talent Management and Executive Compensation

•	Government Relations, Public Policy and Regulatory

2024 Annual Meeting Votes for: 99.35%

Other Public Company Boards

(last five years)

•	National Bank of Canada (2022 to present)

•	Kinaxis Inc. (January 2025 to present)

•	Gildan Activewear Inc. (2024)

Director Since: 2013	Independent Director

Ms. Loewen joined the Emera Board in February 2013. She has been a member of the Audit Committee since May 2013. She served on the Health, Safety and Environment Committee from May 2017 to February 2025 and on the Risk and Sustainability Committee from September 2021 to February 2025. In February 2025, she was appointed to the Nominating and Corporate Governance Committee.

A seasoned executive and finance leader, Ms. Loewen is the former President of Minogue Medical Inc., a Canadian supplier of innovative medical technologies, supplies and equipment. From 2008 to 2011, she was President of Expertech Network Installation Inc., a Canadian network infrastructure service provider. She also held key positions with Bell Canada Enterprises, as Vice President of Finance Operations from 2005 to 2008, and as Vice President of Financial Controls from 2003 to 2005. Earlier in her career, she was with Air Canada Jazz where she held positions of increasing responsibility, including Chief Financial Officer and Vice President of Corporate Services.

Ms. Loewen is a member of the Board of Directors of National Bank of Canada, serving as Chair of the Audit Committee and as a member of the Risk Management and Technology Committees. Ms. Loewen is also a member of the Board of Directors of Kinaxis Inc., a Canadian company that has been revolutionizing supply chain management for more than three decades. She also serves on Kinaxis’ Audit Committee.

Ms. Loewen has been the Chancellor of Mount Allison University, Chair of its Nominating and Governance Committee and a member of its Executive Committee since 2018. She was a member of its Board of Regents from 1998 to 2008, serving as Chair from 2007–2008.

She also was a member of the Board of Directors of Gildan Activewear Inc., a Canadian apparel manufacturer in 2024. Ms. Loewen was a member of the Board of Directors of Xplore Inc., a Canadian broadband service provider, and a member of its Audit Committee from 2021 to 2023. She is also a former member of the Public Sector Pension Investment Board from 2001 to 2007, where she served on the Audit and Conflicts Committee from 2003 to 2007 and as Audit and Conflicts Committee Chair from 2006 to 2007. She was also Chair of its Governance Committee from 2003 to 2006.

Ms. Loewen holds a Bachelor of Commerce from Mount Allison University. She is a Fellow of the Chartered Professional Accountants and has received the Directors’ designation from the Institute of Corporate Directors.

Ms. Loewen’s deep financial and governance expertise are valuable assets for the Emera Board.

2024 Board and Committee membership	Attendance	Total
• Board	9 of 9	100%
• Audit Committee	5 of 5	100%
• Health, Safety and Environment Committee	3 of 3	100%
• Risk and Sustainability Committee	3 of 3	100%

Total Attendance	20 of 20	100%

Total compensation
Fees earned in 2024 ($)	All other compensation ($)	Total ($)
318,500	Nil	318,500

DSUs awarded and held
2024 share-based awards ($)	Total 2024 change in value of all DSUs held ($)	Market value of total DSU holdings ($)
318,500	215,016	3,913,425

Emera Securities held
	2022	2023	2024
Common shares	4,490	4,490	4,490
DSUs	53,926	62,687	72,875
Value of shares and DSUs ($)	3,023,033	3,378,994	4,156,859
Status under share ownership guideline (1)	Ms. Loewen owns shares and DSUs valued at over 15.1x the value of the Annual Director’s retainer; therefore, the guideline has been met.

(1)

Under Emera’s Director Share Ownership Guideline, a Director must own three times the total cash and equity-based annual Director retainer in Emera common shares or DSUs, or a combination of the two, within three years of the date of their appointment. The Chair of the Board must own three times the total cash and equity-based annual Board Chair retainer in Emera common shares or DSUs, or a combination of the two, within three years of their appointment date as Chair of the Board. For more information, see Director Share Ownership Guideline in the Corporate Governance section later in this Circular.

24	EMERA 2025 MANAGEMENT INFORMATION CIRCULAR

Notice of Annual Meeting of Common Shareholders and Management Information Circular

Brian J. Porter

Toronto, Ontario

Canada

Age: 67

Skills and Experience

•	CEO/Senior Executive

•	Sustainability/ESG

•	Governance

•	Risk Management

•	Customer/Stakeholder

•	Strategic Planning, M&A or Growth Strategy

•	Talent Management and Executive Compensation

•	Financial Literacy and Accounting

•	Government Relations, Public Policy and Regulatory

2024 Annual Meeting Votes for: 99.67%

Other Public Company Boards (last five years)

•	Fairfax Financial Holdings Ltd. (April 2023 to present)

•	Bank of Nova Scotia (November 2013 to January 2023)

Director Since: 2024	Independent Director

Mr. Porter joined the Emera Board in March 2024. He served on the Audit Committee and the Risk and Sustainability Committee from May 2024 to February 2025. In February 2025, he was appointed to the Management Resources and Compensation Committee and the newly established Safety and Risk Committee.

Mr. Porter was the President and CEO of The Bank of Nova Scotia, operating as Scotiabank, a global bank operating in Canada and the Americas, from November 2013 until his retirement in January 2023.

Mr. Porter is Chair of the Board of Governors of Huron University College at Western University, Chair of the Building Ontario and Chair of the Atlantic Salmon Federation (Canada). He previously served as Chair of the University Health Network Board of Trustees.

He is a Director of Fairfax Financial Holdings Ltd.

Mr. Porter received a Bachelor of Commerce from Dalhousie University, and was awarded an honorary Doctor of Laws from Dalhousie University in 2008 and from Ryerson University in 2018. He is a graduate of the Advanced Management Program of the Harvard Business School.

Mr. Porter’s extensive experience in banking and capital markets and as a public company executive leading one of Canada’s largest chartered banks through a period of significant growth and expansion are significant assets for the Emera Board.

2024 Board and Committee membership	Attendance (1)	Total
• Board	6 of 6	100%
• Audit Committee	2 of 3	67%
• Risk and Sustainability Committee	1 of 2	50%

Total Attendance	9 of 11	82%

(1)

2024 was Mr. Porter’s first year on the Board. He joined the Board in March 2024 and was appointed to the Audit Committee and the Risk and Sustainability Committee in May 2024. His 2024 attendance record is based on the meetings attended since the date of his appointment. Mr. Porter was not able to attend certain committee meetings in 2024 as a result of known prior commitments that conflicted with the 2024 Board and Committee schedule, which was set prior to Mr. Porter joining the Board.

Total compensation
Fees earned in 2024 ($)	All other compensation ($)	Total ($)
245,238	Nil	245,238

DSUs awarded and held
2024 share-based awards ($)	Total 2024 change in value of all DSUs held ($)	Market value of total DSU holdings ($)
245,238	N/A	266,245

Emera Securities held
	2022	2023	2024
Common shares	Nil	10,000	15,000
DSUs	Nil	Nil	4,955
Value of shares and DSUs ($)	Nil	503,000	1,072,194
Status under share ownership guideline (2)	Mr. Porter joined the Board in March 2024 and owns shares and DSUs valued at over 3.8x the value of the Annual Director’s retainer; therefore, the guideline has been met.

(2)

Under Emera’s Director Share Ownership Guideline, a Director must own three times the total cash and equity-based annual Director retainer in Emera common shares or DSUs, or a combination of the two, within three years of the date of their appointment. The Chair of the Board must own three times the total cash and equity-based annual Board Chair retainer in Emera common shares or DSUs, or a combination of the two, within three years of their appointment date as Chair of the Board. For more information, see Director Share Ownership Guideline in the Corporate Governance section later in this Circular.

EMERA 2025 MANAGEMENT INFORMATION CIRCULAR	25

Notice of Annual Meeting of Common Shareholders and Management Information Circular

Ian E. Robertson

Oakville, Ontario

Canada

Age: 65

Skills and Experience

•	CEO/Senior Executive

•	Sustainability/ESG

•	Governance

•	Risk Management

•	Customer/Stakeholder

•	Energy Sector or Utility Sector

•	Strategic Planning, M&A or Growth Strategy

•	Talent Management and Executive Compensation

•	Financial Literacy and Accounting

•	Government Relations, Public Policy and Regulatory

2024 Annual Meeting Votes for: 99.73%

Other Public Company Boards (last five years)

•	Embark Technology, Inc. (November 2021 to August 2023)

•	Northern Genesis Acquisition Corp III (March 2021 to May 2023)

•	Largo Resources Ltd. (March 2021 to July 2022)

•	Lion Electric Company (May 2021 to November 2021)

•	Northern Genesis Acquisition Corp. (August 2020 to May 2021) (1)

•	Northern Genesis Acquisition Corp. II (January 2021 to November 2021) (2)

•	Algonquin Power & Utilities Corp. (December 2009 to July 2020)

•	Atlantica Sustainable Infrastructure plc (March 2018 to April 2020)

Director Since: 2022	Independent Director

Mr. Robertson joined the Emera Board in February 2022. He was appointed to the Audit Committee in May 2022. He served on the Risk and Sustainability Committee from May 2022 to February 2025. In February 2025, he was appointed Chair of the newly established Safety and Risk Committee.

Mr. Robertson has over 30 years of experience in the development of electric power generating projects and the operation of diversified regulated utilities. He is a principal of the Northern Genesis Capital Group, an investment group focused on identifying and investing in energy transition businesses. He is the former CEO of Algonquin Power & Utilities Corp. (“Algonquin Power”), a publicly traded, diversified, international generation, transmission and distribution utility. He was also the founder and principal of Algonquin Power’s predecessor, Algonquin Power Corporation Inc., a private independent power developer formed in 1988.

Mr. Robertson is an electrical engineer and holds a Professional Engineering designation through his Bachelor of Applied Science from the University of Waterloo. He earned a Master of Business Administration from York University’s Schulich School of Business. He holds a Chartered Financial Analyst designation, as well as a global professional Master of Laws from the University of Toronto. He received a Chartered Director designation from the Directors College of McMaster University.

During his time as CEO of Algonquin Power and its predecessor entities, Mr. Robertson led the organization through a period of extraordinary growth. His entrepreneurial approach to building a leading North American regulated utility business, focused on renewable energy, is a distinct asset to Emera’s Board.

2024 Board and Committee membership	Attendance	Total
• Board	9 of 9	100%
• Audit Committee	5 of 5	100%
• Risk and Sustainability Committee	3 of 3	100%

Total Attendance	17 of 17	100%

Total compensation
Fees earned in 2024 ($)	All other compensation ($)	Total ($)
308,000	Nil	308,000

DSUs awarded and held
2024 share-based awards ($)	Total 2024 change in value of all DSUs held ($)	Market value of total DSU holdings ($)
308,000	33,466	891,481

Emera Securities held
	2022	2023	2024
Common shares	12,600	32,600	32,600
DSUs	3,912	9,757	16,592
Value of shares and DSUs ($)	854,503	2,130,552	2,643,078
Status under share ownership guideline (3)	Mr. Robertson owns shares and DSUs valued at over 9.6x the value of the Annual Director’s retainer; therefore, the guideline has been met.

(1)	Mr. Robertson was a member of the board of Northern Genesis Acquisition Corp. from August 2020 to May 2021 when it merged with Lion Electric Company.
(2)	Mr. Robertson was on the board of directors of Northern Genesis Acquisition Corp. II from January 2021 to November 2021, when it merged with Embark Technology, Inc.
(3)

Under Emera’s Director Share Ownership Guideline, a Director must own three times the total cash and equity-based annual Director retainer in Emera common shares or DSUs, or a combination of the two, within three years of the date of their appointment. The Chair of the Board must own three times the total cash and equity-based annual Board Chair retainer in Emera common shares or DSUs, or a combination of the two, within three years of their appointment date as Chair of the Board. For more information, see Director Share Ownership Guideline in the Corporate Governance section later in this Circular.

26	EMERA 2025 MANAGEMENT INFORMATION CIRCULAR

Notice of Annual Meeting of Common Shareholders and Management Information Circular

M. Jacqueline Sheppard

Calgary, Alberta

Canada

Age: 69

Skills and Experience

•	CEO/Senior Executive

•	Sustainability/ESG

•	Governance

•	Risk Management

•	Customer/Stakeholder

•	Energy Sector or Utility Sector

•	Strategic Planning, M&A or Growth Strategy

•	Talent Management and Executive Compensation

•	Financial Literacy and Accounting

•	Government Relations, Public Policy and Regulatory

2024 Annual Meeting Votes for: 96.16%

Other Public Company Boards

(last five years)

•	Suncor Energy Inc. (July 2022 to present)

•	ARC Resources Ltd. (March 2021 to present)

•	Seven Generations Energy Ltd. (May 2016 to March 2021) (1)

Director Since: 2009	Independent Director

Ms. Sheppard joined the Emera Board in February 2009 and was Chair of the Board from May 2014 to February 21, 2025.

She was a member of the Management Resources and Compensation Committee from May 2009 to May 2014, and the Audit Committee from May 2009 to October 2014. She was Chair of the two ad hoc committees formed by the Board in August 2015 and November 2016 to oversee certain aspects of the financing related to the TECO transaction and the equity offering completed in December 2016. She was also Chair of the ad hoc committee formed by the Board in November 2017 to oversee the equity offering completed in December 2017.

Ms. Sheppard is a former Director of Emera’s subsidiary Emera Newfoundland & Labrador Holdings Inc. from 2011 until May 2016.

Ms. Sheppard is the former Executive Vice President, Corporate and Legal of Talisman Energy Inc. She is a corporate director and currently sits on the boards of Suncor Energy Inc., a Canadian integrated energy company, and ARC Resources Ltd., a publicly traded Canadian energy company. She was founder and Lead Director of Black Swan Energy Inc., an Alberta upstream energy company that was sold in July 2021. She is a former Director of Cairn Energy PLC, a publicly traded UK-based international upstream company, and the Alberta Investment Management Corporation (“AIMCo”), an institutional investment manager, as well as a former director of the general partner of Pacific Northwest LNG LP. She also served as Chair of the Research and Development Corporation of the Province of Newfoundland and Labrador, a provincial Crown corporation, until June 2014.

Ms. Sheppard is a Rhodes Scholar, having received an Honours Jurisprudence, Bachelor of Arts and Master of Arts from Oxford University. She earned a Bachelor of Laws (Honours) from McGill University and a Bachelor of Arts from Memorial University of Newfoundland. She was awarded an honorary Doctor of Laws from Memorial University in 2019. In 2008, Ms. Sheppard was appointed the King’s Counsel designation and in 2023 became a Fellow of the Institute of Corporate Directors, Canada’s preeminent distinction for directors.

With her extensive experience as an executive in the energy industry and as a director of public, private and Crown corporations, Ms. Sheppard’s expertise in strategic planning, business development, public markets, legal and governance is of significant value to Emera’s Board.

2024 Board and Committee membership	Attendance	Total
• Board (Chair) (2)	9 of 9	100%

Total Attendance	9 of 9	100%

Total compensation
Fees earned in 2024 ($)	All other compensation ($)	Total ($)
485,000	N/A	485,000

DSUs awarded and held
2024 share-based awards ($)	Total 2024 change in value of all DSUs held ($)	Market value of total DSU holdings ($)
485,000	446,659	7,941,258

Emera Securities held
	2022	2023	2024
Common shares	11,947	11,947	11,947
DSUs	114,921	130,221	147,799
Value of shares and DSUs ($)	6,565,436	7,151,066	8,583,170
Status under share ownership guideline (3)	Ms. Sheppard owns shares and DSUs valued at over 18x the value of the Annual Chair’s retainer; therefore, the guideline has been met.

(1)	Ms. Sheppard was a member of the board of Seven Generations Energy Ltd. from May 2016 until March 31, 2021, when it merged with ARC Resources Ltd.

(2)

Ms. Sheppard was Chair of the Board until February 21, 2025, when Ms. Sheriff became Chair of the Board. As Chair of the Board, Ms. Sheppard did not serve on any Board Committees but attended all Committee meetings in 2024.

(3)

Under Emera’s Director Share Ownership Guideline, a Director must own three times the total cash and equity-based annual Director retainer in Emera common shares or DSUs, or a combination of the two, within three years of the date of their appointment. The Chair of the Board must own three times the total cash and equity-based annual Board Chair retainer in Emera common shares or DSUs, or a combination of the two, within three years of their appointment date as Chair of the Board. For more information, see Director Share Ownership Guideline in the Corporate Governance section later in this Circular.

EMERA 2025 MANAGEMENT INFORMATION CIRCULAR	27

Notice of Annual Meeting of Common Shareholders and Management Information Circular

Karen H. Sheriff

Picton, Ontario

Canada

Age: 67

Skills and Experience

•	CEO/Senior Executive

•	Sustainability/ESG

•	Governance

•	Risk Management

•	Customer/Stakeholder

•	Energy Sector or Utility Sector

•	Strategic Planning, M&A or Growth Strategy

•	Talent Management and Executive Compensation

•	Financial Literacy and Accounting

•	Government Relations, Public Policy and Regulatory

2024 Annual Meeting Votes for: 99.28%

Other Public Company Boards (last five years)

•	BCE Inc. (April 2017 to present)

Director Since: 2021	Independent Director

Ms. Sheriff joined the Emera Board in February 2021 and became Chair of the Board on February 21, 2025. She served on the Management Resources and Compensation Committee from May 2021 to February 2025 and on the Risk and Sustainability Committee from September 2021 to February 2025. She was Chair of the Nominating and Corporate Governance Committee from May 2024 to February 2025.

Ms. Sheriff is a corporate director and the former President and CEO of Q9 Networks Inc., a data centre services provider. From 2008 to 2014, she was President and CEO of Bell Aliant, Inc., a telecommunications company. She was in senior leadership positions for more than nine years with BCE Inc. and currently serves on the Board of Directors of BCE Inc. She also spent over 10 years at United Airlines in the areas of marketing, strategy, human resources and finance.

Ms. Sheriff is a former member of the Board of CPP Investments and WestJet Airlines Ltd.

Ms. Sheriff received her master of Business Administration with concentrations in marketing and finance from the University of Chicago. She was named one of Canada’s top 25 Women of Influence for 2013 and 2014 by Women of Influence Inc., and named Woman of the Year by Canadian Women in Communications. She has been recognized as one of Atlantic Canada’s Top 50 CEOs by Atlantic Business Magazine and one of Canada’s Top 100 Most Powerful Women on multiple occasions.

With her extensive senior executive experience, including as CEO of a public company and as a leader in the transformation of Bell Aliant, Ms. Sheriff brings 20 years of technology-based industry experience. Along with this, her experience in leading a regulated utility and her involvement in significant mergers and acquisitions, including Bell Aliant, Q9, CTV and the sale of WestJet to Onex, make Ms. Sheriff a valuable member of Emera’s Board.

2024 Board and Committee membership(1)	Attendance	Total
• Board	9 of 9	100%
• Nominating and Corporate Governance Committee (Chair)	3 of 3	100%
• Management Resources and Compensation Committee	5 of 5	100%
• Risk and Sustainability Committee	3 of 3	100%

Total Attendance	20 of 20	100%

Total compensation
Fees earned in 2024 ($)	All other compensation ($)	Total ($)
320,749	Nil	320,749

DSUs awarded and held
2024 share-based awards ($)	Total 2024 change in value of all DSUs held ($)	Market value of total DSU holdings ($)
320,749	52,352	1,218,630

Emera Securities held
	2022	2023	2024
Common shares	1,000	1,000	3,000
DSUs	9,112	15,263	22,681
Value of shares and DSUs ($)	523,285	818,029	1,379,819
Status under share ownership guideline (2)	Ms. Sheriff owns shares and DSUs valued at over 5x
the value of the Annual Director’s retainer and 2.9x
the value of the Annual Chair’s retainer; she has
until February 2028 to achieve the threshold under
	the guideline for Chair of the Board.

(1)	As Chair of the Board, Ms. Sheriff is no longer a member of any Board Committees but attends Committee meetings in her capacity as Chair of the Board.
(2)

Under Emera’s Director Share Ownership Guideline, a Director must own three times the total cash and equity-based annual Director retainer in Emera common shares or DSUs, or a combination of the two, within three years of the date of their appointment. The Chair of the Board must own three times the total cash and equity-based annual Board Chair retainer in Emera common shares or DSUs, or a combination of the two, within three years of their appointment date as Chair of the Board. Ms. Sheriff has achieved the threshold for a Director, and now has until February 2028 to achieve the threshold for Chair of the Board. For more information, see Director Share Ownership Guideline in the Corporate Governance section later in this Circular.

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Jochen E. Tilk

Toronto, Ontario

Canada

Age: 61

Skills and Experience

•	CEO/Senior Executive

•	Sustainability/ESG

•	Governance

•	Risk Management

•	Strategic Planning, M&A or Growth Strategy

•	Talent Management and Executive Compensation

2024 Annual Meeting Votes for: 99.22%

Other Public Company Boards

(last five years)

•	AngloGold Ashanti Limited (January 2019 to present)

Director Since: 2018	Independent Director

Mr. Tilk joined the Emera Board in July 2018. He served as a member of the Audit Committee from November 2018 to May 2021. He was appointed to the Management Resources and Compensation Committee in May 2019 and the Nominating and Corporate Governance Committee in May 2021. He was also appointed to and served as Chair of the Risk and Sustainability Committee from September 2021 to February 2025. In February 2025, he was appointed Chair of the Nominating and Corporate Governance Committee and as a member of the newly established Safety and Risk Committee.

Mr. Tilk is the former Executive Chair of Nutrien Ltd., a Canadian global supplier of agricultural products and services based in Saskatoon, Saskatchewan. He is the former President and CEO of Potash Corporation of Saskatchewan. Previously, Mr. Tilk spent 25 years with Inmet Mining Corporation, a Canadian-based, international metals company, with five of those years as the company’s President and CEO.

Mr. Tilk is a corporate director and currently serves as Chair of the board of AngloGold Ashanti Plc, a publicly listed international gold mining company based in London, UK. He is also Chair of the Princess Margaret Cancer Foundation, a not-for-profit organization in Toronto, Ontario. He is the former Chair of the Board of Canpotex Limited, a Canadian potash exporter, and a former Director of the Fertilizer Institute, a United States-based industry organization. He is also a former director of the International Fertilizer Association.

Mr. Tilk received his master in mining engineering from Rheinisch-Westfälische Technische Hochschule, a research university located in Aachen, North Rhine-Westphalia, Germany.

Mr. Tilk’s track record of growing companies and leading multi-billion-dollar capital expenditure programs makes him an important contributor to Emera’s Board.

2024 Board and Committee membership	Attendance	Total
• Board	9 of 9	100%
• Risk and Sustainability Committee (Chair)	3 of 3	100%
• Management Resources and Compensation Committee	5 of 5	100%
• Nominating and Corporate Governance Committee	3 of 3	100%

Total Attendance	20 of 20	100%

Total compensation
Fees earned in 2024 ($)	All other compensation ($)	Total ($)
331,000	Nil	331,000

DSUs awarded and held
2024 share-based awards ($)	Total 2024 change in value of all DSUs held ($)	Market value of total DSU holdings ($)
331,000	100,947	2,036,368

Emera Securities held
	2022	2023	2024
Common shares	Nil	Nil	Nil
DSUs	22,191	29,431	37,900
Value of shares and DSUs ($)	1,148,399	1,480,356	2,036,368
Status under share ownership guideline (1)	Mr. Tilk owns DSUs valued at over 7.4x the value of the annual Director retainer; therefore, the guideline has been met.

(1)

Under Emera’s Director Share Ownership Guideline, a Director must own three times the total cash and equity-based annual Director retainer in Emera common shares or DSUs, or a combination of the two, within three years of the date of their appointment. The Chair of the Board must own three times the total cash and equity-based annual Board Chair retainer in Emera common shares or DSUs, or a combination of the two, within three years of their appointment date as Chair of the Board. For more information, see Director Share Ownership Guideline in the Corporate Governance section later in this Circular.

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Carla M. Tully

Arlington, Virginia

United States

Age: 52

Skills and Experience

•	CEO/Senior Executive

•	Sustainability/ESG

•	Governance

•	Risk Management

•	Customer/Stakeholder

•	Energy Sector or Utility Sector

•	Strategic Planning, M&A or Growth Strategy

•	Talent Management and Executive Compensation

•	Financial Literacy and Accounting

•	Government Relations, Public Policy and Regulatory

2024 Annual Meeting Votes for: Not Applicable

Other Public Company Boards

(last five years)

•	Nikola Corporation (February 2024 to present)

Director Since: 2024	Independent Director

Ms. Tully joined the Emera Board in June 2024. At that time, she was appointed to the Audit Committee. She also served on the Health Safety and Environment Committee from June 2024 to February 2025. In February 2025, she was appointed to the newly established Safety and Risk Committee.

Ms. Tully is a former CEO and Co-Founder of Earthrise Energy, an energy transition company she developed and grew into a successful independent power producer. Previously, she served as Executive Vice President and Managing Director of Renewable Energy at MAP Energy, a $2.4 billion energy investment firm, where she scaled the company’s renewable energy development business. At The AES Corporation, a global Fortune 500 utility and energy generation company, Ms. Tully held key senior leadership roles, including President of AES UK and Ireland.

Ms. Tully serves on the boards of the Nikola Corporation, Pattern Energy and the Citizens for Responsible Energy Solutions Forum. She is also a Senior Advisor for the Canadian Pension Plan Investment Board (CPPIB) and an advisor to several energy startups.

Ms. Tully holds a Master of Business Administration from Columbia Business School, a Master of Arts in Law and Diplomacy from the Fletcher School at Tufts University and a bachelor’s degree in international relations and economics from the University of Southern California. She received the 2016 UK Institute of Directors’ Award – Director of the Year for Corporate Responsibility.

Ms. Tully’s skills and experience in shaping corporate strategy, leading mergers and acquisitions and driving growth are of significant benefit to the Emera Board.

2024 Board and Committee membership(1)	Attendance	Total
• Board	4 of 4	100%
• Audit Committee	2 of 2	100%
• Health, Safety and Environment Committee	1 of 1	100%

Total Attendance	7 of 7	100%

Total compensation
Fees earned in 2024 ($)	All other compensation ($)	Total ($)
188,251	Nil	188,251

DSUs awarded and held
2024 share-based awards ($)	Total 2024 change in value of all DSUs held ($)	Market value of total DSU holdings ($)
183,283	N/A	202,627

Emera Securities held
	2022	2023	2024
Common shares	N/A	N/A	13,000
DSUs	N/A	N/A	3,771
Value of shares and DSUs ($)	N/A	N/A	901,116
Status under share ownership guideline (2)	Ms. Tully owns shares and DSUs valued at over 3.2x the Annual Director’s retainer; therefore, the guideline has been met.

(1)

Ms. Tully was appointed a Director and became a member of the Audit Committee and Health Safety and Environment Committee in June 2024 and attended all Board and Committee meetings since the date of her appointment.

(2)

Under Emera’s Director Share Ownership Guideline, a Director must own three times the total cash and equity-based annual Director retainer in Emera common shares or DSUs, or a combination of the two, within three years of the date of their appointment. The Chair of the Board must own three times the total cash and equity-based annual Board Chair retainer in Emera common shares or DSUs, or a combination of the two, within three years of their appointment date as Chair of the Board. For more information, see Director Share Ownership Guideline in the Corporate Governance section later in this Circular.

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1.4	Additional Information

2024 Board and Committee Meeting Attendance

The total number of Board and Committee Meetings held in 2024 with overall Director attendance is summarized in the table and graph below.

TOTAL BOARD ATTENDANCE	Type of meeting	Number of meetings	Overall Attendance
	Board	9	100%
	Audit Committee	5	96%
	Management Resources and Compensation Committee	5	100%
	Nominating and Corporate Governance Committee	3	100%
	Risk and Sustainability Committee (1)	3	93%
	Health, Safety and Environment Committee (1)	3	100%

	Total meetings:	28	98%

(1)

In February 2025, the Board, on the recommendation of the Nominating and Corporate Governance Committee, approved changes to its Committees and Committee Membership. Effective February 21, 2025, the Health, Safety and Environment Committee and the Risk and Sustainability Committee were dissolved and replaced with the newly established Safety and Risk Committee (“SRC”). The table reflects all Committee and Committee Chair appointments as of the date of this Circular. For more information, see Board Committees on page 37 of this Circular.

Director Nominee Skills and Experience

The following table shows the skills and experience of each Director Nominee in areas identified as necessary for effective oversight of Emera given its current operations and strategy. These qualifications are considered in reviewing Board succession and recruiting new Board members.

Name of Director Nominees	CEO/Senior Executive	Sustainability/ ESG	Governance	Risk Management	Customer/ Stakeholder	Energy Sector or Utility Sector	Strategic Planning, M&A or Growth Strategy	Talent Management and Executive Compensation	Financial Literacy and Accounting	Government Relations, Public Policy and Regulatory
Scott C. Balfour	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓
James V. Bertram	✓	✓	✓	✓	✓	✓	✓	✓
Henry E. Demone	✓	✓	✓		✓		✓	✓
Paula Y. Gold-Williams	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓
Kent M. Harvey	✓		✓	✓		✓	✓		✓	✓
B. Lynn Loewen	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓
Brian J. Porter	✓	✓	✓	✓	✓		✓	✓	✓	✓
Ian E. Robertson	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓
M. Jacqueline Sheppard	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓
Karen H. Sheriff	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓
Jochen E. Tilk	✓	✓	✓	✓			✓	✓
Carla M. Tully	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓

Total Number of Directors with Skills	12	11	12	11	10	9	12	11	9	9

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DESCRIPTION OF SKILLS AND EXPERIENCE

CEO/Senior Executive: CEO or senior executive experience with a large organization.

Sustainability/ESG: Experience as a senior executive leading, or as a director with oversight responsibilities for, a significant number of environmental, social and governance programs, sustainable practices and policies (including those in relation to climate risk), corporate social responsibility programs and inclusion initiatives.

Governance: Experience with corporate governance practices and principles at a major organization.

Risk Management: Experience overseeing the various risks facing an organization, with oversight of appropriate policies and procedures to effectively manage risk.

Customer/Stakeholder: Experience as a senior executive in a customer-centric product or service company.

Energy Sector or Utility Sector: Has been a senior executive of a public utility or energy company.

Strategic Planning, M&A or Growth Strategy: Experience defining and driving strategic direction and growth, including leading complex merger and acquisitions (“M&A”) transactions, or leading the growth or transformation of a company.

Talent Management and Executive Compensation: Experience in oversight of executive compensation and incentive-based compensation programs. Experience with talent recruitment and management, workplace culture, equity and inclusion, succession planning, leadership development, executive recruitment, management of organized labour in a large operating company.

Financial Literacy and Accounting: Experience in corporate finance, overseeing complex financial transactions; experience in financial accounting and reporting, auditing and internal controls.

Government Relations, Public Policy and Regulatory: Experience in the workings of government and public policy in Canada or the United States and/or experience within a public or major private corporation with complex legal and regulatory regimes in Canada or the United States.

Majority Voting for Election of Directors

The confidence of shareholders in the actions of the Board and management is important. In order to provide a mechanism for shareholders to express that confidence in each Director and in compliance with Subsection 461.3 of the TSX Company Manual, the Board has adopted a Majority Voting Policy for Directors.

MAJORITY VOTING POLICY

Should a Director Nominee, in an uncontested election at a meeting of shareholders of Emera Inc. at which Directors are to be elected, receive a majority of “withheld” votes from his or her election as a Director (a “Majority Withheld Vote”), the individual shall submit his or her resignation to the Board for consideration immediately following such shareholders’ meeting.

The votes determining a Majority Withheld Vote shall be the total votes cast by ballot by shareholders and proxyholders, or if a ballot vote was not conducted, shall be the total votes represented by proxies validly deposited prior to the shareholders’ meeting.

The Directors who received a majority “For” vote at the shareholders’ meeting shall consider whether or not to accept the resignation.

If there are less than three such Directors, the entire Board shall meet to consider the appropriate actions to be taken. The resignation of a Director who received a Majority Withheld Vote shall be accepted absent exceptional circumstances and is effective when accepted by the Directors. The determination shall be made within 90 days following the date of the shareholders’ meeting and a news release disclosing such determination shall be issued promptly following such determination. If the resignation is rejected, the news release shall include the reasons for rejecting the resignation. A copy of the press release shall be provided to the Toronto Stock Exchange.

Since the adoption of the Majority Voting Policy in 2008, all Director Nominees have received a majority “FOR” vote at the Company’s meetings of shareholders.

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2024 Annual Meeting Voting Results

The following table provides the voting results for each item of business at the 2024 Annual Meeting on May 23, 2024 voted on by the common shareholders of the Company, being the only class of shares allowed to vote.

98.9% was the average vote in favour of our Director Nominees at the 2024 Annual Meeting.

	Number of Votes				Percentage of Votes Cast
Resolutions	For	Against	Withheld	TOTAL	For	Against	Withheld
1 ELECTION OF DIRECTORS:
Scott C. Balfour	133,099,626		408,880	133,508,506	99.69%		0.31%
James V. Bertram	132,874,403		634,103	133,508,506	99.53%		0.47%
Henry E. Demone	128,457,267		5,051,239	133,508,506	96.22%		3.78%
Paula Y. Gold-Williams	132,954,174		554,332	133,508,506	99.58%		0.42%
Kent M. Harvey	132,370,714		1,137,792	133,508,506	99.15%		0.85%
B. Lynn Loewen	132,635,062		873,444	133,508,506	99.35%		0.65%
Brian J. Porter	133,067,628		440,878	133,508,506	99.67%		0.33%
Ian E. Robertson	133,144,277		364,229	133,508,506	99.73%		0.27%
M. Jacqueline Sheppard	128,382,043		5,126,463	133,508,506	96.16%		3.84%
Karen H. Sheriff	132,550,049		958,457	133,508,506	99.28%		0.72%
Jochen E. Tilk	132,467,989		1,040,517	133,508,506	99.22%		0.78%
2 APPOINTMENT OF ERNST & YOUNG LLP AS AUDITORS	128,038,402		6,069,251	134,107,653	95.47%		4.53%
3 DIRECTORS TO ESTABLISH AUDITORS’ FEE	128,638,923	4,877,410		133,516,333	96.35%	3.65%
4 ADVISORY RESOLUTION ON EXECUTIVE COMPENSATION	126,998,281	6,517,662		133,515,943	95.12%	4.88%
VOTES AVAILABLE	286,346,776
VOTES RECEIVED	134,107,653

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Certain Proceedings

To the knowledge of the Company, none of the proposed nominees for election as Directors of the Company:

(a)	Are, as at the date of this Circular, or have been, within 10 years before the date of this Circular, a director, CEO or CFO of any company that:

(i)

Was subject to a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation that was in effect for a period of more than 30 consecutive days (an “Order”) that was issued while the proposed nominee was acting in the capacity as director, CEO or CFO; or

(ii)

Was subject to an Order that was issued after the proposed nominee ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, CEO or CFO;

(b)

Are, with the exception of Ms. Carla M. Tully as set forth below, as at the date of this Circular, or have been within 10 years before the date of this Circular, a director or executive officer of a company that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangements or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(c)

Have, within the 10 years before the date of this Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed nominee.

As of the date of this Circular, Carla M. Tully is a director of Nikola Corporation (“Nikola”). On February 19, 2025, Nikola announced that it and certain of its subsidiaries had filed voluntary petitions under Chapter 11 of the Bankruptcy Code in the United States Bankruptcy Court for the District of Delaware and that Nikola had also filed a motion seeking authorization to pursue an auction and sale process under Section 363 of the U.S. Bankruptcy Code.

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2.	Corporate Governance

Emera is committed to strong corporate governance. We review our approach to corporate governance annually and monitor best practices to help ensure we are continually enhancing our practices to create and preserve long-term shareholder value.

In This Section

2.1	Corporate Governance Practices	36

2.2	Board of Directors – About the Board	37

2.3	Strategic Oversight	46

2.4	Risk Management	51

2.5	Ethical Business Conduct	52

2.6	Transparency and Disclosure	53

2.7	Committees of the Board of Directors	55

2.8	Director Compensation	64

2.9	Additional Information	67

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2.1	Corporate Governance Practices

Emera’s commitment to strong governance forms the foundation of our business and our commitment to shareholders. The Board annually reviews its approach to corporate governance. It monitors governance best practices, emerging trends of proxy advisors and other sources of governance thought leadership with a view to aligning Emera’s strategy with its governance practices to create and preserve long-term shareholder value.

Highlights of Emera’s Corporate Governance Practices

Director Independence. All Emera Directors are independent from management, except Emera’s President and CEO.

Board and Committee Leadership. The Charter of the Chair of the Board and position description for Committee Chairs describe the roles and responsibilities for these leadership positions on the Board.

Board Committees. Standing Committees of the Board assist the Board in carrying out its responsibilities: the Audit Committee, the Management Resources and Compensation Committee, the Nominating and Corporate Governance Committee and the Safety and Risk Committee. Ad hoc special committees are struck from time to time as needed for specific matters.

Separation of Chief Executive Officer and Board Chair. The role of Board Chair and Chief Executive Officer are split and there is a fully independent Chair.

Independent Directors meet without Management. The Board and each Committee hold an in-camera session at each meeting that excludes management, including the CEO.

Shareholder Engagement. Shareholders can communicate directly with the Chair of the Board or other independent Directors through private and confidential correspondence.

Rigorous Risk Management Process. The Board oversees the Company’s risk management framework and risk management with the support of the Board’s Safety and Risk Committee.

Director Orientation. In-depth orientation to the Board and the Company are provided to new Directors to allow them to efficiently and effectively step into their role.

Robust Board and Director Performance Assessments Process. The Board annually assesses its performance and that of its Chair, individual Directors and Board Committees in an effort to continuously improve its performance.

Director Recruitment. Directors are recruited on the basis that they will make a strong contribution and have the background, skills and experience needed in light of the Company’s strategy and long-term business plans.

Ongoing Director Education. Directors participate in training and education on special topics of focus or interest and site visits are organized to operating facilities and offices. Directors are also encouraged to pursue education opportunities of relevance to the Company to familiarize themselves with the Company’s business, investments and key personnel.

Board Renewal. The Board oversees the processes and mechanisms for renewal of the Board, which include a robust Director recruitment process, established internal governance practices, an annual Board and Director performance assessment process and consideration of established renewal principles.

Strong Cybersecurity and Artificial Intelligence (“AI”) Oversight. Cybersecurity risk and AI impacts on operations are overseen by the Board, with a report provided to the Safety and Risk Committee on a quarterly basis.

Share Ownership Requirement. A Director must own a minimum of three times (3x) the total cash and equity-based annual Board retainer in Emera common shares or DSUs, or a combination of the two, within three years of their appointment. The Chair of the Board must own three times (3x) the total cash and equity-based annual Board Chair retainer in Emera common shares or DSUs, or a combination of the two, within three years of their appointment date as Chair of the Board.

Culture of Integrity. Directors, Officers and employees are required to annually acknowledge that they have reviewed and understand the Emera Code of Conduct, which is overseen by the Nominating and Corporate Governance Committee.

Operating Company Governance

Emera’s operating companies also have robust and disciplined governance processes that align to reflect Emera’s governance principles. In our largest operating companies, external, independent and local Directors are added to the operating company Board until they form a majority on the Board. Local Directors bring additional connection to the community where the business is located.

The Chair of each operating company Board is elected in accordance with the operating company’s organizational documents and is typically Emera’s CEO or an Emera executive based on the CEO’s recommendation. Additional Emera and operating company executives may also be Directors but, combined, would typically form a minority of the Board. Emera’s operating companies seek to achieve and maintain a Board comprised of talented and dedicated Directors with a diverse mix of experience, skills and backgrounds.

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As the parent company, Emera provides certain corporate-wide services to its operating companies. These include safety, environment, compliance, internal audit, insurance, corporate security and treasury services. Enterprise-wide policies such as Emera’s safety management system are either expressly adopted by an operating company Board or the impact is considered by Emera through consultation with the operating company, which may result in operating company-specific adjustments.

2.2	Board of Directors – About the Board

Board of Directors Charter

The Emera Board is responsible for overseeing the management of the business of the Company and for providing stewardship and governance for its long-term success.

The Board of Directors Charter (included in Appendix A) is reviewed annually and sets out the duties and responsibilities of the Board in the areas of:

•	Strategic Planning

•	Sustainability and Integrity

•	Risk Responsibility

•	Leadership and Succession

•	Financial Performance

•	Corporate Communications and Public Disclosure

•	Governance Responsibility

BOARD COMMITTEES

The Board of Directors has standing Committees to assist it in carrying out its duties. The Board continually assesses the mandates of its standing Committees to ensure that each is efficiently and effectively assisting the Board in carrying out its responsibilities. In February 2025, the Board, on the recommendation of the Nominating and Corporate Governance Committee (“NCGC”), approved changes to its Committees and Committee Membership. The changes are intended to facilitate efficiencies within the Board’s Committee structure while ensuring ongoing strong governance and are reflected in the charts below.

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In addition, from time to time, the Board may also establish ad hoc committees to assist the Board on specific matters of a temporary nature. There were no ad hoc committees established by the Board in 2024. For the full text of the current Audit Committee, MRCC, NCGC and SRC Charters, visit www.emera.com/governance.

The NCGC is responsible for assisting the Board and its Committees in determining Committee composition. Board Committees are appointed on an annual basis but the membership of each Director on Committees is reviewed by the Chair of the Board, in conjunction with the Committee Chairs, from time to time in the Board Chair’s discretion.

Committee membership rotation is structured to ensure an appropriate level of continuity on each Committee from year to year while at the same time ensuring Board members have appropriate exposure to the various Committees. Board members who may not be members of a Committee are extended an ongoing invitation to sit in on Committee meetings to experience first-hand the operations of other Committees and allow easier rotation of membership by increasing the familiarity of non-Committee members with the activities of the various Committees.

For a description of the mandate and the membership of each of the current four standing committees of the Board, as well as the activities of the Committees, please see the section entitled Committee Reports later in this Circular.

Director and Chair Independence

Ms. Sheriff, the Chair of the Board, is an independent Director. The Articles of Association of the Company (“Articles”) require that the Chair of the Board and the President and CEO be separate individuals. The Chair of the Board may not be an employee of the Company or of any subsidiary or affiliate of the Company.

All Emera Directors are independent from management, except for Mr. Balfour, who is President and CEO of Emera. All of the Board Committees are comprised entirely of independent Directors.

Use of the term “independent” in relation to a Director means a Director is independent as defined under applicable Canadian securities laws and, in particular, is free of any direct or indirect material relationship, which could, in the view of the Board of Directors, be reasonably expected to interfere with the Director’s independent judgement.

Except for Mr. Harvey, who receives a retainer for being a member of the Board of Emera’s subsidiary, Emera US Holdings Inc., Directors receive no other remuneration from Emera other than Directors’ retainers, fees or retainers for service as a Director or Chair of the Board or Chair or member of a Committee, and an annual travel allowance. Ms. Sheriff receives an all-inclusive annual retainer as Chair of the Board of Emera.(1) As noted later in this Circular under the section Total Director Compensation in 2024, Mr. Balfour does not receive any additional compensation for his services as a member of the Board of Emera or as a member of the Board of any of Emera’s subsidiaries or investments, beyond his compensation as Emera’s President and CEO.

The Articles provide that no more than two Directors may be employees of the Company or one of its operating companies. Mr. Balfour is the only Director employed by the Company or any of its operating companies.

(1)	Ms. Sheppard was Chair of the Board of Emera until February 21, 2025, when Ms. Sheriff became Chair of the Board. As such, Ms. Sheppard received the annual retainer as Chair of the Board in 2024.

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Position Descriptions

CHAIR OF THE BOARD

The Chair provides leadership to the Board, in order that it may fulfil its duties effectively, efficiently and independent of management. The Chair’s role is to ensure the Board and shareholder meetings function effectively. The Chair leads Board discussions and represents the Board in providing additional advice and counsel to the President and CEO and senior leadership. At the request of the President and CEO, or where appropriate, the Chair of the Board also represents the Board at official functions and meetings with major shareholders and other stakeholder groups.

The Chair oversees and monitors the work of the Board Committees to ensure that delegated Committee functions are carried out and reported to the Board. The Chair of the Board attends all Committee meetings in his or her capacity as Board Chair.

Under the leadership of the NCGC, the Chair participates in the recruitment and retention of Directors and oversees appropriate processes to determine that the Board of Directors has the requisite skill sets needed for effective oversight of the Company given its operations and strategy. The Chair also leads an annual assessment of the effectiveness of the overall Board and its members.

The Board has adopted a Chair of the Board of Directors Charter, which delineates the role of the Chair and their responsibilities. A copy of the Chair of the Board of Directors Charter can be found at www.emera.com/governance.

In November 2024, the Board of Directors, on the recommendation of the NCGC, appointed Karen H. Sheriff as Chair of the Board effective February 21, 2025. Ms. Sheriff replaced Ms. Sheppard, who stepped down as Chair of the Board after more than ten years of service.

COMMITTEE CHAIRS

The Board has adopted a written position description for Committee Chairs, which detail the duties of the Committee Chairs. Each Committee Chair is required to provide leadership to the Committee members and support the Committee’s effective fulfilment of its mandate. The position description for the Committee Chairs can be found at www.emera.com/governance.

PRESIDENT AND CHIEF EXECUTIVE OFFICER

The President and CEO is responsible for leadership of the Company and its employees. They are responsible for defining, communicating and implementing the direction, goals and core values of the Company, including:

•	Leading the development of Emera’s vision and strategic plans;

•	Delivering Emera’s financial performance; and

•	Developing senior leadership succession planning and development as detailed in the Succession Planning and Leadership Development section found later in this Circular.

The roles and responsibilities of the President and CEO are contained in their employment contract. The President and CEO’s employment contract is reviewed by the Chair of the Board and the MRCC, and is approved by the Board of Directors.

Among the various responsibilities of the Board, CEO selection is of critical importance. The MRCC assists the Board in the succession planning process in respect of the President and CEO. For more information about the succession planning process for the President and CEO see the section entitled Succession Planning and Leadership Development later in this Circular.

Board and Committee Meetings

There were twenty-eight (28) Emera Board and Committee meetings during 2024. See the section entitled 2024 Board and Committee Meeting Attendance earlier in this Circular for more detailed information.

The Board and the Committees have adopted the practice of, at each meeting, holding an in-camera session, during which the President and CEO and all other members of management are excluded. The Board sessions are presided over by the Company’s independent Board Chair. The Committee sessions are presided over by the independent Chairs of the respective Committees. In 2024, the Board and each Committee held an in-camera session at each meeting of the Board (9 meetings) and each Committee meeting (19 meetings in total).

The Board generally holds an evening session before each regularly scheduled Board meeting and prior to the Board’s annual strategy meeting.

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Director’s Occupation

The Directors have also instituted a policy that requires them to submit their resignation as a Director if there is a significant change in their principal occupation. The resignation is then considered by the Board, which determines if the change in the Director’s circumstances warrant acceptance of the resignation, whether due to a conflict of interest arising by virtue of a new principal occupation or otherwise.

Limit on Directorships

Public company board membership for each Director Nominee during the last five years is included in their profiles in the section entitled Director Nominees.

In February 2025, the Board, on the recommendation of the NCGC, amended its policy whereby Directors must notify and obtain the approval of the Chair of the Board prior to accepting a position on the board of another public or private company, to include the additional requirement that unless approved by the Chair of the Board in consultation with the Chair of the NCGC:

•	External Directors of the Company may not serve on more than three (3) public company boards (including the Company but not including the boards of affiliates or subsidiaries of the Company);

•

Management Directors of the Company, including the President and Chief Executive Officer, may not serve on more than one (1) public company Board (excluding the Company and the boards of affiliates or subsidiaries of the Company); and

•	Members of the Audit Committee may only serve on a maximum of three (3) public company audit committees (including the Company).

No current Director or Director Nominee serves on more than three (3) public company boards (including the Company) and no member of the audit committee serves on the audit committee of more than three (3) public company boards (including the Company).

Board Interlocks

An “interlock” occurs when two or more of Emera Directors are on the board of another public company. There are currently no Emera Directors who sit on the board of another public company with one or more other Emera Directors.

Board Size

The Articles provide that the number of Directors on the Company’s Board must not be less than eight and not more than 15. Twelve Director Nominees are being proposed for election at the 2025 Annual Meeting.

Nomination of Directors and Director Recruitment Process

The NCGC is responsible for providing the Company with a list of Director Nominees for election at the Company’s Annual Meeting. The NCGC is composed of entirely independent Directors and develops a list of nominees after carefully considering the mix of skills and experience of its Directors. The NCGC also evaluates the size of the Board and its composition having regard to the Board Diversity Policy. In accordance with the Board Diversity Policy, when identifying and considering the selection of qualified Director Nominees, the NCGC endeavours to ensure that women and men each comprise no less than 40 per cent of the independent directors.

Director Nominees must, in the opinion of the members of the NCGC, be able to fully discharge their duties as Directors and contribute to the broad range of issues that come before the Board for consideration. They must be able to devote the time necessary to prepare for and attend meetings of the Board and Committees of the Board to which they may be appointed. The NCGC evaluates the expected turnover of Directors in advance of their retirement from the Board and develops an effective succession plan.

Working with the Board Chair, the NCGC considers recruitment in the context of the age and tenure of current members and considers the Board’s overall policy of ensuring renewal and orderly Board succession. For more information about the average age and tenure of Emera’s Director Nominees for the Company’s 2025 Annual Meeting, refer to the section below entitled Board Renewal.

The NCGC also considers the potential tenure of a Director candidate before making a selection.

Board Renewal

The Board oversees processes for renewal of the Board, which balance many factors, and have as their ultimate objective the fulfilment of the fundamental responsibility of the Board to provide stewardship and good governance for the Company. Those processes address Board renewal in a deliberate manner and primarily include: a robust Director recruitment process, internal governance practices that regularly assess each of the Board’s desired skills, and the conduct of an annual performance assessment of the Board, its Committees and individual Board members.

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While Emera has no formal term or age limits for its Directors, absent certain circumstances as determined by the Board, in the normal course, a Director who would be 72 years of age at the Annual Meeting would not be nominated, nor would a Director who has served as a Director for more than 15 years, in accordance with the Board Tenure Guideline that was adopted by the Board in 2021.

Emera’s governance practices include that planned departures of Board members in any one year will not exceed two Directors. This practice supports both Board renewal and continuity.

BOARD RENEWAL PRINCIPLES

When recommending the nomination of Directors for election, the NCGC members must consider certain principles:

Board renewal principle	Principle explained

Age	Absent certain circumstances as determined by the Board, in the normal course, a Director who would be 72 years of age at the Annual Meeting would not be nominated.

Tenure	The length of time that a nominee has served on the Company’s Board of Directors is considered, subject to the Board Tenure Guideline that established a general Director tenure guideline of not more than 15 years, with a view to the Board having Directors with an appropriate mix of tenures.

Average age	The average age of all of the Company’s Director Nominees is determined and considered.

Average tenure	The average tenure of all of the Company’s Director Nominees is determined and considered.

Other relevant factors	The NCGC considers any other factor Committee members determine to be relevant in the promotion of orderly succession and balanced renewal of membership on the Board, having as its ultimate objective the constitution of a Board of Directors that fulfils the fundamental responsibility of providing stewardship and good governance for the Company.

APPLICATION OF BOARD RENEWAL PRINCIPLES

The NCGC applied the Board renewal principles to the Director Nominees for Emera’s 2025 Annual Meeting. In addition to the other Board renewal principles, the Committee considered the average age and average tenure of all the Company’s Director Nominees for election at the 2025 Annual Meeting, as represented by the diagrams below.

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By comparison, the average age and average tenure of Directors in prior years was as follows:

Renewal principle	2022	2023	2024	2025
Average age	64.07 years	64.23 years	64.92 years	64.42 years
Average tenure	6.26 years	6.80 years	6.19 years	6.42 years

In applying the Board Renewal Principles as described, the NCGC has recommended to the Board of Directors all of the 12 Director Nominees presented earlier in this Circular under the Director Nominees section. The Board is confident that this is an appropriate size for the Board to fulfil its mandate, to ensure the committees have the appropriate leadership and skills and to facilitate board renewal.

GUIDELINE ON BOARD TENURE

In applying the tenure guideline of 15 years when considering re-nominations for Directors, the NCGC shall take into consideration the needs of the Board at the time, the best interests of Emera given its strategic objectives, orderly succession and the results of the annual Board and Director performance assessment.

As of the date of Emera’s 2025 Annual Meeting, all but one of the Director Nominees will have served on the Board for less than 15 years.	M. Jacqueline Sheppard joined the Emera Board in February 2009 and served as Chair of the Board from May 2014 to February 2025. Although her tenure exceeds the Board Tenure Guideline of 15 years, the Board has determined that she be re-nominated for election as a Director on the recommendation of the NCGC. The NCGC and the Board considered a number of factors in connection with her nomination, including the determination that Ms. Sheppard’s continuing service as a Director through 2025 will provide important continuity on the Board in light of Ms. Sheriff’s appointment as the new Chair of the Board and the integration of newer Board members. The continuation of Ms. Sheppard’s Board service through the end of 2025 will support a smoother transition and will balance the desire for renewal with the need for stability and effective knowledge transfer. In addition, Board members determined that she remains independent and that her experience in the energy industry, as well as her expertise in strategic planning and corporate governance continue to provide significant value to the Board. To help ensure the ongoing renewal of the Board, Ms. Tully was appointed to the Board in June 2024.

Board and Director Performance Assessments

The Board annually assesses its effectiveness in an effort to improve its performance.

Each year, the NCGC, in consultation with the Board Chair, determines the process by which assessments of the Board, individual Directors and Committees will be conducted on their effectiveness and contribution. The process includes the use of questionnaires and one-on-one interviews with each Director. A report on the assessment is provided to Board members and discussed at the NCGC. The Board considers the report, its findings and a set of priority actions for the year at a Directors-only session. Progress is then monitored throughout the year on the priority actions with oversight on that process by the NCGC.

In determining the 2024 Board and Director performance assessment process, the NCGC, in consultation with the Board Chair, agreed that the same process that was used for the 2023 Board and Director performance assessment would continue to be followed. In addition, in light of the Board Chair transition from Ms. Sheppard to Ms. Sheriff, it was agreed that the 2024 Board and Director Performance Assessment would be conducted by Ms. Sheriff, who also served as Chair of the NCGC until February 21, 2025.

Ms. Sheppard, in discussion with Directors, carried out the CEO’s annual assessment for 2024, which included an evaluation of the CEO’s performance in 2024 and CEO goals and objectives for 2025.

2023 ASSESSMENT

The 2023 assessment found that Directors believed the Board continued to maintain high standards of corporate governance and exercised the right level of oversight. It also determined that Directors view the Company as having an effective Board with diverse skills and perspectives. The prevalent themes that emerged related to the Company’s strategic goals, leadership development and succession planning, risk management processes and safety.

The 2023 assessment identified several areas of priority for 2024 related to the Company’s strategy and organizational structure and capacity. With the assistance of the NCGC, the Board Chair reviewed and reported to the Board on progress made in 2024 to address those priorities.

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2024 ASSESSMENT

The current Chair of the Board, Ms. Sheriff, interviewed each independent Director as part of the 2024 Board and Director performance assessment and solicited general feedback from each Director. A series of questions were sent to each Director for consideration in advance of each interview. The questions pertained to a number of themes, including:

•	Emera’s strategy and business;

•	Organizational structure and capacity;

•	Board and Committee effectiveness;

•	Corporate governance;

•	Board composition and succession; and

•	Individual Director effectiveness, including the Director’s self-assessment of their own performance as a Director.

In 2025, upon completion of the assessment evaluation, Ms. Sheriff compiled a report with proposed actions for 2025. This report was discussed in a separate Director-only session where the actions were finalized.

The CEO assessment for 2024, carried out by Ms. Sheppard, was also discussed in an independent Director-only session that excluded the President and CEO.

The assessment of Ms. Sheppard’s performance as Chair of the Board in 2024 was led by Ms. Sheriff, in her then capacity as the Chair of the NCGC. Ms. Sheriff provided Directors with comments on Ms. Sheppard’s leadership in attaining the Board priorities for 2024. Directors were given an opportunity to provide input on those comments and any additional feedback to Ms. Sheriff in advance of the meeting. Directors acknowledged and thanked Ms. Sheppard for her leadership, contributions to Emera and commitment to excellence in corporate governance during her tenure. They agreed to more formally recognize the contributions she has made as Chair of the Board over the last 10 years at a later date.

2024 ASSESSMENT FINDINGS

The principal themes that came out of the 2025 Board and Director Performance Assessment related to strategy, executive leadership and succession planning, and Board effectiveness.

The Directors believe the Company’s strategic actions over 2024 have strengthened the Company’s financial and credit metrics, and positioned the business for future growth and resiliency.

All Directors expressed the view that the Board continues to function effectively and that the Company prioritizes strong governance. The Assessment identified the desire among Directors to improve and streamline board and committee processes and materials in order to further enhance the effectiveness of the Board.

2025 OBJECTIVES

While performing the Board and Director performance assessments, Directors proposed areas of future focus as it relates to strategy, management succession planning and Board effectiveness. These included:

•	Work with management on the continued evolution of the Company’s corporate strategy;

•	Continue to assess and advance executive succession plans across Emera’s businesses;

•

Implement the new Board committee structure and operating model, which involved the combination of the Risk and Sustainability Committee and the Health, Safety and Environment Committee into a single committee, in a manner that further enhances Board effectiveness;

•	Implement administrative improvements associated with Board and Committee meetings with the goal of enhancing overall Board effectiveness; and

•	Continue to advance renewal of the Board and ensure effective on-going adherence with the Board succession plan.

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Board Composition

Emera is focused on establishing and maintaining a Board with a broad mix of experience, skills and backgrounds. To support this objective, Emera’s Board has adopted a Board Diversity Policy that can be found at www.emera.com/governance.

When identifying candidates for nomination to the Board, the NCGC will consider, among other things:

•	The diverse nature of the business environment in which Emera operates;

•	The need to maintain flexibility to effectively address succession planning and ensure that Emera continues to attract and retain highly qualified individuals to serve on the Board;

•

Emera’s Board renewal principles, anticipated retirements of Directors and the Board’s succession planning, balancing the need to maintain flexibility to ensure that Emera continues to attract and retain highly qualified individuals to serve on the Board;

•

The needs of the Board in the context of the mix of current Directors in terms of skills, experience, age, tenure and the level of representation of women and the benefits of diverse perspectives on the Board; and

•	With respect to gender, endeavoring to ensure that women and men each comprise no less than 40 per cent of the independent Directors on the Board.

On behalf of the Board, the NCGC retains independent recruiters to assist with Director recruitment by helping to identify qualified candidates with the skills and experience determined to be required by the NCGC. To help ensure the broadest possible pool of qualified candidates is considered, these recruiters are mandated to seek qualified candidates of all backgrounds, experiences, perspectives and characteristics, including women and characteristics such as Indigenous heritage, racial status, disabilities and LGBTQ2SI+ persons.

The Board members voluntarily participate in an annual survey to provide self-identification data in support of the goal of maintaining a Board with a broad mix of experience, skills and backgrounds. Based on that survey:

•	One Director Nominee identifies as a racialized person (persons, other than Indigenous peoples, who are non-Caucasian in race or non-white in colour);

•	One Director Nominee identifies as a member of the LGBTQ2SI+ community;

•

Five of the independent Director Nominees are women and six of the independent nominees are men (seven of all Director Nominees). Women therefore represent 45 per cent of the independent Director Nominees (42 per cent of all Director Nominees), which meets the objective of 40 per cent women or men independent Directors under the Board Diversity Policy; and

•	None of the Director Nominees identified as being Indigenous or persons with a disability.

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OPERATING COMPANY BOARD COMPOSITION

The Company recognizes the value of having a broad mix of experience, skills and backgrounds among the directors on its operating company boards. Of the 20 external directors that serve on the boards of our four largest operating companies (Tampa Electric Company, Nova Scotia Power Incorporated, Peoples Gas Systems, Inc. and New Mexico Gas Company), 45 per cent are female and 30 per cent have an ethnic, racial or visible minority status or are of Indigenous heritage.

Orientation of Directors

New Directors receive an in-depth orientation to the role of the Board, its Committees and Directors, and to the nature and operation of the Company’s business, including its executive leaders, business, strategy, principal risks, financial information and governance practices. The orientation is designed to allow new Directors to effectively and efficiently step into their new role as Director and discharge their responsibilities. The Board and management have built and continue to expand a long-term program of training and information sharing for Directors to enhance their effectiveness and reinforce a collegial working relationship among members of the Board.

Orientation sessions are attended by the President and CEO and other executive officers or leaders of key subsidiaries. The Board Chair also attends the orientation with a new Director. Reference material is provided in advance of the session that includes:

(a)	Recent annual and interim management’s discussion & analysis and financials, Management Information Circular and Annual Information Form;

(b)	Board and Committee Charters;

(c)	Strategic Plan and Business Plan and Budget;

(d)	Guide to the Company’s management structure;

(e)	Emera Disclosure Policy;

(f)	Emera’s Code of Conduct; and

(g)	Minutes of previous Board meetings.

Continuing Education for Directors

The Board, with the support and oversight of the NCGC, regularly seeks opportunities to update, educate and inform the Directors in areas they request or that management determines, are relevant to issues facing the Company.

The Board and Committees receive regular presentations from management updating Directors about market and industry conditions and trends that may impact on the Company’s business and influence its strategy. Additionally, the Board aims to receive specialized presentations on various matters of significance to the Company.

Annually, the Board has also been provided with opportunities for site visits to operational facilities to help Directors get to know leaders, understand management structure and more fully understand the business.

Emera adopted a Guideline for Directors’ Attendance at Education Sessions, which is designed to encourage Directors to participate in education sessions from time to time that are directly related to the business of the Company and the performance of their duties as a Director of the Company. The Guideline provides that independent Directors who wish to attend an education session request the approval of the Board Chair to attend a particular education session and receive reimbursement of expenses in accordance with the Guideline.

In 2024, Directors participated in education sessions, received education materials about specific topics and participated in site visits to operational facilities, as follows:

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2024 Director Education

	Topic	Date	Participants

Business and operations

1.	Wildfire Risk	February	RSC and Board Chair

2.	Fundamentals of Artificial Intelligence	June	Board Members

3.	Advanced Analytics and Artificial Intelligence	June	Board Members

4.	Carbon Capture and Storage	June	Board Members

5.	Facilities site visits at Tampa Electric Company and related operations presentations	September	Board Members

6.	Climate-Related Risk and Scenario Analysis	November	RSC Members and Board Chair

Market trends and regulatory updates

7.	Climate Change-Related Disclosure Standards	January	Audit Committee and Board Chair

8.	Electrification and the Future of the Electricity Sector	June	Board Members

9.	Update on the Inflation Reduction Act and the Pace of Decarbonization in North America	June	Board Members

10.	Energy Transition Opportunities Landscape	June	Board Members

11.	Mandatory Climate Disclosures	September	RSC Members and Board Chair

12.	Bill C-59: New Anti-Greenwashing Provisions of the Competition Act (Canada)	September	RSC Members and Board Chair

13.	Executive Compensation and Board Effectiveness Trends	September	MRCC Members and Board Chair

14.	Disclosure and Securities Trading	October	Board Members

2.3	Strategic Oversight

The Emera team shares a common purpose of energizing modern life and delivering a cleaner energy future for all. As the energy landscape continues to shift, our vision is to be the energy provider of choice for our customers, the employer of choice for our people and a preferred choice for investors.

Emera is strategically positioned and well-prepared to capitalize on the growth drivers and evolving demands within the electric and gas utility sectors. Guided by our Purpose and Vision, the company’s strategy is centered on seeking reliable, growing, forward-thinking utility investment opportunities, focused on premium operations in high-growth jurisdictions, a robust capital investment strategy and a thoughtful approach to risk management, all of which drive value and steady growth for our shareholders.

Emera’s electric and gas utilities are at the forefront of a transformative era for energy, driven by economic, demographic, environmental and technological trends. These factors are driving significant growth in demand for the energy we produce and for resilient, flexible and cost-efficient energy supply and delivery systems. At the same time, governments, regulators and other stakeholders in some of the Company’s operating jurisdictions require a transition to lower emitting energy sources. Emera’s capital plan is largely centered on investments to support these transitions and trends.

Led by the President and CEO, the management team collaborates with the Board to establish the annual strategy agenda. Regular interactions between the Board and management help ensure an ongoing focus on strategy, with each scheduled Board meeting including substantial time to discuss key topics and updates on strategy and related matters. These include industry trends, growth initiatives, financial forecasts and emerging risks and opportunities. These updates ensure the Board remains aware of developments in the market, industry and within Emera, while providing an opportunity for the Board to offer input and direction on strategy throughout the year.

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Each year, the Board dedicates at least one meeting entirely to corporate strategy. In 2024, the Board’s dedicated strategy session focused on assessment of the trends and developments in the industry and macroeconomic landscape, evaluation criteria for assessment of potential future growth opportunities, progress updates on ongoing strategic initiatives and an overview of an enterprise-wide strategy for leveraging artificial intelligence to help create business value while managing its risk. It also included an updated financial forecast and long-term scenarios and updates on specific components of the Company’s strategy.

Sustainability

Emera’s focus on sustainability is a key driver of our strategy and a demonstration of our values.

GOVERNANCE AND RISK MANAGEMENT

Strong governance and risk management are foundational to everything we do at Emera, including our approach to sustainability. In 2024, the Sustainability Management Committee (“SMC”) and the RSC (now under the mandate of the SRC) remained focused on guiding our continued progress and oversee our performance in this area.

The SMC, consisting of senior leaders from across the business and chaired by our President and CEO, provides executive oversight of our sustainability function and progress.

The role of the new SRC is to assist the Board by overseeing Emera’s risk management framework and allocation of responsibilities for risk management, and by also overseeing the Company’s approach to environmental and sustainability matters and its performance relative to its environmental and sustainability objectives, including specifically climate-related risks, plans and disclosures.

SUSTAINABILITY MATERIALITY ASSESSMENT

Emera is committed to transparency, accountability, understanding stakeholder expectations and improving disclosures on the material sustainability priorities that matter most to stakeholders.(1) Those sustainability priorities inform our strategic sustainability planning and our sustainability reporting.

Based on our most recent sustainability materiality assessment, overseen by an independent third-party consultant, Emera has categorized our sustainability priorities into strategic, core and evolving priority levels. These sustainability priorities are reviewed on an annual basis with the SMC and SRC to help ensure they remain current, that they reflect the topics that have the greatest potential impact on the value of Emera and that they are of the most interest to our stakeholders. We conduct a full update to our sustainability materiality assessment every three years in alignment with best practice:

STRATEGIC SUSTAINABILITY PRIORITIES • Climate Change – Physical and Transition • System Reliability and Resiliency • Energy Affordability • Government and Regulatory

CORE SUSTAINABILITY PRIORITIES • Health and Safety • Governance and Ethics • Customers and Community • Our People • Indigenous Engagement and Opportunity • Human Rights • Cybersecurity • Air Emissions, Waste and Water Management

EVOLVING SUSTAINABILITY PRIORITIES • Biodiversity and Land Use • Supply Chain Management • Technology

MANDATORY SUSTAINABILITY FINANCIAL DISCLOSURES

Emera has formed a cross-functional Task Force to help ensure our readiness for mandatory climate-related disclosures and other sustainability disclosures currently under consideration by certain Canadian securities regulators. Our Task Force is actively monitoring and readying for these disclosure standards.

In terms of standards, Emera has been aligned with the recommendations of the Task Force on Climate-related Financial Disclosures (TCFD) for many years in our sustainability reporting, including our climate reporting, helping prepare us for anticipated mandatory climate-related disclosures.

(1)

References to “material” and “materiality” when used in the context of sustainability matters in this section is different than the concept of materiality under applicable securities laws and the use of those terms in this section should not be taken as an indication that any particular matter is “material” for purposes of securities laws.

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The four core TCFD elements that ground our current climate disclosures include:

GOVERNANCE The organization’s governance around climate-related risks and opportunities	STRATEGY The actual and potential impacts of climate-related risks and opportunities on the organization’s businesses, strategy and financial planning	RISK MANAGEMENT The processes used by the organization to identify, assess and manage climate- related risks	METRICS & TARGETS The metrics and targets used to assess and manage relevant climate-related risks and opportunities

CLIMATE PROGRESS

Building on its strong decarbonization track record, Emera continues its carbon reduction efforts while managing the physical risks of climate change as we invest in a resilient grid for our customers.

The Board of Directors is responsible for oversight of the Company’s climate risks and adaptation efforts to address the impacts of climate change along with the energy transition process through the SRC. The SRC Chair reports to the Board of Directors on the SRC’s deliberations at the next Board meeting.

The SRC is responsible for assessing the Company’s approach to sustainability, including material climate risks and opportunities, and its performance relative to its sustainability objectives. Management reports to the SRC on the Company’s progress in relation to climate at least annually. Emera’s approach to climate-related matters, and sustainability more generally, are considered as part of the Board’s annual strategy discussions (see Strategic Oversight).

Emera continues to make investments focused on reliability and grid modernization, renewable energy integration and technological innovations to safely deliver reliable, cleaner energy to customers. Our regulated utilities must execute and comply with government climate policy and legislation while providing the most cost-effective energy to customers which are key considerations as we continue to invest in the grid.

MODERN SLAVERY ACT

Emera is committed to the human rights of employees, contractors and stakeholders across our supply chains. In Canada, the new Fighting Against Forced Labour and Child Labour in Supply Chains Act (commonly referred to as the Modern Slavery Act) requires Canadian government institutions and businesses that meet certain criteria, such as Emera, to annually report on their efforts to prevent and reduce the risk that forced labour or child labour is used by them or in their supply chain. Emera’s first report was filed with the Canadian federal government in May 2024. The SRC has oversight of Emera’s compliance with the Modern Slavery Act, including receiving and reviewing the annual report, which is ultimately approved by the Board. As part of its program for addressing the requirements of the Modern Slavery Act, the Company has developed and implemented a governance and compliance framework, including adopting the Reducing the Risk of Modern Slavery in Emera’s Business and Supply Chains Policy and the Emera Statement on Human Rights, vendor supply chain due diligence, risk assessment tool and associated contractual provisions, employee and Director training and annual compliance certifications within applicable Emera subsidiaries.

WOMEN IN EXECUTIVE ROLES

We believe that diverse perspectives among the senior executive teams at Emera is in the best interests of the Company and its shareholders. Emera and its operating companies are therefore committed to fostering the development of women into leadership positions. The appointment of executive officers is based on both individual qualifications and the relevant needs of the Company. With this in mind, Emera does not set specific targets for the representation of women in executive officer positions as these decisions are based on principles of merit. However, our hiring practices have resulted in more diverse hires and a positive change in the representation of women in executive roles across our business.

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Eight of the 20 executive officers(1) at Emera Inc. and its major subsidiary(2) are women, representing 40 per cent of these positions. In addition, 12 of the 25 senior-level positions at Emera Inc. beyond Emera’s senior executive leadership team are held by women, representing 48 per cent, and three of our operating companies (Peoples Gas Systems, Inc., Emera Energy and Grand Bahama Power Company) are currently led by women executives. Across all Emera companies, 34 individuals, representing 39 per cent of persons in senior-level positions, are female.

REPRESENTATION OF WOMEN 48% of senior-level positions at Emera Inc. 39% of senior-level positions across the Emera Group of Companies 45% independent Director Nominees

Management continues to be focused on helping ensure Emera’s hiring and pay practices promote equity between men and women. Progress is being made and we remain committed to:

1.	Analyzing our demographics and data annually to:

a.	Monitor the rates of women in leadership and senior leadership roles;

b.	Undertake regular wage gap analysis to track progress and identify challenges by operating company;

c.	Exercise selective pay increases if wage disparity exists; and

d.	Examine our recruitment strategies to ensure equity in pay at entry into the organization.

2.	Developing and promoting programs that are focused on increasing female participation in our industry, particularly for traditionally male-dominated roles.

3.	Drawing talent from diverse candidate pools to ensure we attract the best people.

OUR PEOPLE

Emera is committed to providing safe, and inclusive workplaces where everyone is treated with dignity, fairness and respect. This starts with our leadership and extends across all levels of the Company. These beliefs are underscored in Emera’s Values, Code of Conduct and Respectful Workplace Policy and help us attract and retain the best people, support an engaged and productive team, and bring fresh perspectives and new ideas to the table. They also reflect Emera’s communities and diverse customer base, enabling us to better understand the needs of our customers and the communities we serve.

OUR COMMITMENT TO SAFETY

Safety is Emera’s number one priority. Our most important goal is the elimination of serious injuries and fatalities (SIFs) across the Company. The number of High Energy serious injuries (HSIF) in 2024 was consistent with prior years and none of the operating companies experienced a life altering injury.

From a development perspective our safety leaders were trained in High Energy Control Assessment (HECA). This training builds on the best practice energy wheel utilized for hazard identification. Training our people to identify and mitigate risk before starting the work is critical to achieving a zero serious injury result.

In consultation with our operating companies, a new public safety standard was developed for our Safety Management System. Subsequently, we validated that we have robust programming in place. To strengthen our approach, we are conducting a gap analysis and audit to ensure best practice and consistency across the business. This work is tied to the organizations’ Balanced Scorecard.

Regarding our people, our leaders are passionate about safety. In 2024, focus on leadership engagement continued. Last year, leaders at Emera participated in multiple safety engagements. We believe in the positive impact of quality safety conversations. In addition, our focus on creating capacity to create psychologically safe workplaces continued. We strive to create an environment where all employees can bring their whole self to work, be accepted and have the conditions to do their best work safely.

(1)	The terms executive officer is defined under applicable securities law.
(2)	This term is defined under applicable securities law. Tampa Electric Company is Emera’s “major subsidiary” under this definition.

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As a learning organization, we continually strive to discover best practices and learn from all incidents. To this end, we regularly bring our collective organizations and contractors together to discuss issues and share ideas. In 2024, some examples included contractor safety summits, exploring the use of cameras to improve fleet safety, reducing risky work by utilizing drones, standardizing public safety programming and sharing accident investigation results.

A highlight of 2024 included the Tampa Electric Company and Peoples Gas System, Inc. response to back-to-back hurricanes. After Hurricane Milton, we were proud that we were prepared and our service was restored in just 6 days. More importantly, more than 6,000 workers were added in the relief work and no serious injuries were recorded.

INVESTING IN OUR COMMUNITIES

Through Emera’s Community Investment Program, we are committed to supporting meaningful programs and initiatives in the communities where our employees live and work. Our commitment to being a good community partner starts with three key areas of focus: youth opportunities, innovation and entrepreneurship, planet and sustainability.

In 2024, Emera invested over $12.4 million in community initiatives in these areas and our employees volunteered over 36,250 non-working, self-reported volunteer hours to charitable organizations. In our Canadian businesses, employees reported more than 5,867 volunteer hours through the Good Neighbour Program. These reported hours were “matched” with Emera donations to these organizations.

To capture our community investment value and impact, Emera works with the London Benchmarking Group (“LBG”) Canada. The LBG model provides the global standard for reporting community investment, presenting a consistent and credible framework for impact measurement. You can read more about our community investment program on our website (www.emera.com/community).

INFORMATION SECURITY OVERSIGHT, CYBERSECURITY AND ARTIFICIAL INTELLIGENCE

Emera increasingly relies on information technology (“IT”) systems, as well as network and cloud infrastructure, to manage its business and safely operate its assets, including controls for interconnected systems of generation, distribution and transmission as well as financial, billing and other business systems.

Our reliance on technology exposes Emera to potential risks of business interruption or the unavailability, release, destruction or misuse of critical, sensitive or confidential information due to cyberattacks.

We seek to manage these risks by aligning to a common set of cybersecurity standards and policies derived, in part, from the National Institute of Standards and Technology’s Cybersecurity Framework, by following program maturity objectives, through periodic security assessments, by exercising and improving cybersecurity incident readiness and response programs and by employee communication and training. With respect to certain of its assets, the Company is required to comply with rules and standards relating to cybersecurity and IT including, but not limited to, those mandated by bodies such as the North American Electric Reliability Corporation, Northeast Power Coordinating Council and Department of Homeland Security.

The status of key elements of our cybersecurity program is currently reported to the new SRC on a quarterly basis. The SRC also receives reports on the Company’s approaches to addressing the impact from artificial intelligence (AI) on Company operations. In addition, the Board also oversees cybersecurity risk which is included in the risk dashboard/heat map provided to Directors at each regularly scheduled Board meeting. The Board also receives updates on cybersecurity and technological risks through the annual report it receives with respect to the Company’s digital transformation strategy, including the risks of the use of emerging technologies such as Generative AI.

INFORMATION TECHNOLOGY

Emera relies on various IT systems to manage its operations. This subjects Emera to inherent costs and risks associated with maintaining, upgrading, replacing and changing these systems. Emera’s digital transformation strategy, including investment in infrastructure modernization, emerging technologies such as Generative AI and customer-focused technologies, is driving increased investment in IT solutions, resulting in increased project risks associated with the implementation of these solutions. Emera manages these IT risks through IT asset lifecycle planning and management, governance, internal auditing and testing of systems, and executive oversight.

Emera’s digital transformation strategy is reported to the Board annually. Those reports include the annual refresh of the Emera 5-year technology plan, progress on strategic investment areas of the plan, as well as updates on innovation and the use of emerging technologies, such as Generative AI.

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2.4	Risk Management

The Emera Board has a comprehensive and multi-faceted approach to its risk oversight. This includes responsibility for overseeing the implementation by management of appropriate systems to identify, report and manage the principal risks of Emera’s business. It is responsible for overseeing the development of Emera’s risk management framework, which it does with support from the SRC (and previously with the RSC).

Emera and its operating companies apply similar programs for risk identification and management. Each affiliate is governed by its own board, which allows for a focused approach to risk management oversight and governance.

The Board has endorsed a risk statement that articulates Emera’s risk appetite. The risk statement sets out the Company’s risk appetite across a number of areas and is intended to provide general guidance for decisions of the Company. The Board considers Emera’s risk profile in its oversight of Emera’s risk management by reviewing:

(a)	The identification and assessment of the principal risks of Emera;

(b)	The process for ongoing monitoring, updating and reporting of the principal risks of Emera;

(c)	The effectiveness of Emera’s mitigation response to its principal risks; and

(d)	The alignment of risk management with Emera’s risk profile, its strategy and its organizational objectives, including capital and resources allocation.

The Board, through the SRC, is also responsible for reviewing Emera’s annual insurance program and its uninsured exposure.

Under the Board’s oversight, management undertakes a robust cross-functional approach to the identification, evaluation and assessment of its high-impact enterprise risks. Risks are categorized as either primary, evolving or mature, and are tracked and currently reported on through a quarterly Risk Dashboard. Management considers the existing control environment, velocity of impact following the onset of a potential risk event as well as risk interdependencies, when assessing risks and developing appropriate mitigation plans and response protocols.

Additional in-depth analysis into certain principal risks is undertaken and reported to the Board (through the SRC or directly), as required. Board Committee oversight responsibilities for these principal risks are assigned per their respective Committee mandates (see Board Committees Risk Oversight below).

BOARD COMMITTEES RISK OVERSIGHT

Emera Safety and Risk Committee (SRC)

Assist the Board with carrying out oversight responsibilities relating to employee and public safety, identification of material risks to the Company (including cyber security and information technology risks such as the impact of artificial intelligence on operations), and environmental and sustainability related matters.

Emera Management Resources & Compensation Committee (MRCC)	Assist the Board with carrying out responsibilities for management resource issues, health and wellness matters, and risks relating to compensation programs for executive officers.
Emera Audit Committee

Assist the Board with oversight of responsibilities regarding Emera’s financial risk exposures (financial derivatives, hedging activities, credit, and trading), integrity of financial statements, internal control systems, audit processes, compliance with legal and regulatory requirements and the administration of the Ethics Hotline process.

Emera Nominating and Corporate Governance Committee	Assist the Board with oversight of corporate governance practices and processes, including affiliate governance.
Operating Companies’ Board of Directors

Emera’s principal operating affiliates each have an established Board of Directors who are responsible for oversight of affiliate enterprise risks. Affiliate Boards are chaired by an Emera Executive Officer and have external directors.

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2.5	Ethical Business Conduct

The Board is committed to sustaining a culture of integrity and ethical business practices throughout the Company.

Code of Conduct

The Board promotes a culture of ethical business conduct and has adopted our Code of Conduct (“Code”), which establishes a standard of ethical business conduct that is expected from all of our Directors, officers and employees. We have implemented annual Code training for all employees to support compliance and require Directors, officers and employees of Emera and its subsidiaries to acknowledge they have read, understand, are currently in compliance with and agree to comply with, our Code when they join the Company, and annually thereafter. In addition, Emera and its subsidiaries expect each of their contractors, suppliers, business partners, consultants and agents to act in a manner consistent with the Code.

The Code is available on Emera’s website at www.emera.com/about-us/code-of-conduct, or a copy may be obtained by contacting the Chief Human Resources Officer, Emera Inc., P.O. Box 910, Halifax, Nova Scotia B3J 2W5.

The Board regularly reviews the Code and revises to update the content with regard to best practices. Individuals are encouraged under the Code to, in good faith, seek advice, raise concerns and report suspected misconduct related to Emera’s business. Emera will not tolerate retaliation, threats of retaliation, termination from an Emera Company or discrimination that is directly or indirectly related to the good faith disclosure of suspected unethical activities or violations of laws, regulations or policies.

The Board monitors compliance with the Code, including as detailed in Related Party Transactions. In addition, the Board has oversight of the Company’s Ethics Hotline in the manner described below.

Respectful Workplace

The Code is supported by other key policies, including Emera’s Respectful Workplace Policy. The Respectful Workplace Policy applies to all Directors, officers and employees of Emera and its subsidiaries and is focused on providing a respectful and inclusive environment that is free from discrimination, harassment, sexual harassment and bullying in the workplace, and such conduct outside the workplace that contributes to a hostile work environment.

Comprehensive mandatory training is required when an employee joins the Company, which includes modules on harassment, sexual harassment, discrimination and bullying, and outlines available resources for employee support or to raise concerns. In addition, the Respectful Workplace Policy is included as part of the annual Code training.

Ethics Hotline

The Company has established a confidential and anonymous Ethics Hotline hosted by an independent external service provider. The Ethics Hotline is available to employees, contractors and third parties to report allegations of non-compliance with the Code. The internal audit department (“Audit Services”) is responsible for administering the Ethics Hotline process and ensuring all reports are investigated by the Company. Committees of the Board receive periodic updates on Ethics Hotline reports that fall within the scope of the Committee’s mandate based on the nature of the matter. For example, the Audit Committee receives updates related to financial reporting, accounting, auditing and business integrity matters; the MRCC receives updates related to people, wellness and workplace culture matters; and the SRC(1) receives updates related to safety and environment matters.

Conflicts of Interest

Directors are required to declare any conflict of interest that they may have in a matter before the Board. In any matter requiring approval of the Board, a Director is prohibited by the Articles from voting in respect of the matter in which the Director is interested.

(1)	In 2024, those updates were received by the former Health, Safety and Environment Committee, which was replaced by the Safety and Risk Committee effective February 21, 2025.

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Related Party Transactions

Transactions between Emera and related parties are monitored in several ways to determine that such transactions comply with applicable laws, regulatory rules and the Code. In particular:

•

The Audit Committee oversees the disclosure in Emera’s financial statements of related party transactions that are required to be disclosed pursuant to United States Generally Accepted Accounting Principles. In the ordinary course of business, Emera provides energy and other services and enters into transactions with its subsidiaries, associates and other related companies on terms similar to those offered to non-related parties. All material amounts are under normal interest and credit terms. Additional disclosure is provided in Emera’s financial statements regarding more significant transactions between Emera and its associated companies.

•

The NCGC oversees the management of any conflicts of interest or potential conflicts of interest involving a Director. Under the Articles, any Director who has an interest in a transaction with the Company must disclose the existence and nature of the interest to the Board of Directors and such Director may not participate or vote on the matter.

•

Annually, the NCGC reviews the Code. Under the Code, Directors, officers and employees of Emera cannot own more than a 10 per cent interest in, or act in the capacity of a director, officer, partner, consultant, employee or agent for a supplier, contractor, subcontractor, Emera customer, competitor or any other person or organization with which Emera has a similar relationship, without the express prior approval of their manager, or in the case of a member of the Board of Directors, the Board Chair. They must also seek similar approval when a company, partnership or business in which they, or a member of their family, own more than a 10 per cent interest, or in which they are a Director, partner, officer, consultant, employee or agent is seeking to do business with Emera.

•

Also, as described in the Code, Emera’s operating companies are regulated by several Canadian, American and Caribbean energy regulators. Certain of these regulators have imposed specific codes and standards of conduct that address matters such as undue discrimination and preferential treatment between regulated companies and their affiliates. These rules may apply to and restrict arrangements between operating companies to conduct business or share employees. Emera’s operating companies have created separate codes and standards of conduct addressing these matters. Directors, officers and employees are required by the Code to be aware of, and comply with, these operating company rules at all times.

The Audit Committee is responsible for annually receiving and reviewing a report on executive officers’ compliance with the Code and receives quarterly reports on the Company’s ethics program, including information on reports received through the Ethics Hotline (see Ethics Hotline, above) or submitted directly to Audit Services.

2.6	Transparency and Disclosure

Disclosure Policy and Practices

The Board has adopted a Disclosure Policy to ensure all communications of material information to the investing public about the Company are accurate, that they fairly present in all material respects the Company’s financial condition and its results of operations and are made on a timely basis. For the full text of the Disclosure Policy, visit www.emera.com/governance.

Emera has established an executive Disclosure Committee responsible for overseeing the Company’s disclosure practices. The Company’s President and CEO, the CFO, the leaders of its businesses, and senior management responsible for legal, finance, investor relations and communications functions are members of the Disclosure Committee, which meets at least quarterly. Members of the Disclosure Committee are responsible for reviewing all core disclosure documents containing material information, including the Company’s management’s discussion and analysis and financial statements prior to their being presented to the Audit Committee and Board for approval.

Engagement

Emera has a mature and robust program of engaging with financial analysts, investors and other stakeholders through direct meetings, investor events, quarterly analyst calls and other initiatives. We broadcast our quarterly earnings calls with analysts live and archive them on the investor relations section of the Company’s website. In 2024, Emera’s executives met with many of the Company’s shareholders, including nearly all of Emera’s active top 20 investors. Emera held an investor day on December 4, 2024, to allow shareholders access to senior management and provide a more in-depth view of our business. Shareholders are also able to participate in our annual meeting via live webcast.

The Directors are interested in shareholders’ views about the Company, its governance and its operations. The Board oversees systems for receiving feedback from shareholders and it monitors feedback received by the Company.

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Shareholders are encouraged to provide feedback to management and/or the Board	Contact information

To reach management:

President and CEO	Email: Scott.Balfour@emera.com

Chief Financial Officer	Email: Greg.Blunden@emera.com

Executive Vice President and General Counsel	Email: Mike.Barrett@emera.com

Corporate Secretary	Email: Brian.Curry@emera.com

To reach the Board: (1)

Chair of the Board	Email: info@emera.com

Chair of a Committee	Email: info@emera.com

(1)	Confidential communications with the Chair of the Board or another Board member should be mailed to the address below marked “Private and Confidential.”

The Chair of the Board and other Directors engage with shareholders directly. In 2024, the Chair of the Board along with members of Management met with one of our largest shareholders. The meeting’s discussion topics included Emera’s Board renewal, executive succession planning and Board oversight of risk.

In addition, the Chair of the Board and other Directors also engaged directly with stakeholders. In 2024, the Chair of the Board and the Chair of the MRCC met with representatives of the Canadian Coalition for Good Governance, whose members are comprised of Canadian institutional investors. The discussion at the meeting focused on governance matters of primary importance to institutional investors.

The Board recognizes that shareholder engagement is an evolving practice and reviews its practices annually with a view to enhancing their effectiveness.

Shareholder engagement process	Contact information
Shareholders may communicate with the Chair of the Board or other independent Directors by sending them a letter using regular mail or other means of delivery. If the envelope is marked “Private and Confidential,” it will be delivered, unopened, to the Chair of the Board of Directors, or such other independent Director to whom it is addressed.	Attention: Chair of the Board of Directors of Emera Inc. (or Name of Independent Director) P.O. Box 910, Halifax, Nova Scotia B3J 2W5 in a sealed envelope marked “Private and Confidential”

Shareholder Proposals

Shareholders can submit proposals to be considered at the annual meeting of the Company provided they are duly submitted in advance and included in the Management Information Circular for the meeting. A shareholder intending to submit a proposal for consideration at an annual meeting must comply with the applicable provisions of the Nova Scotia Companies Act and the Articles. This includes compliance with the requirements for Director nominations contained in the Articles where the proposal includes a nomination for the election of an individual to the Board of Directors. In accordance with and subject to the requirements of the Companies Act, the Company will include a shareholder proposal in its Management Information Circular prepared for an annual meeting provided such proposal was received by the Company at least 90 days before the anniversary date of the previous annual meeting and provided such proposal is required by the Companies Act to be included in such Management Information Circular. Regardless of whether you are submitting a proposal, the nomination of Directors is still subject to compliance with the Articles, which require notice of the nomination not less than 30 days prior to the date of the annual meeting. Should you have any questions about shareholder proposals or Director nominations, please contact Emera’s Corporate Secretary using the contact information in the Notice of Meeting at the beginning of this Circular.

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2.7	Committees of the Board of Directors

The Board is committed to effectively and efficiently carrying out its oversight responsibilities. As such, it strongly supports the work of its standing committees, to which certain functions are delegated as set forth in their written charters. All committees consist entirely of independent Directors. For more information about the Board’s standing committees, including information on the changes to the Committee structure approved in February 2025, please see the section entitled Board Committees earlier in this Circular.

Audit Committee

Kent M. Harvey (Committee Chair) Paula Y. Gold-Williams B. Lynn Loewen Ian E. Robertson Carla M. Tully

ROLE OF THE AUDIT COMMITTEE

The Audit Committee assists the Board in discharging its oversight responsibilities concerning the integrity of Emera’s financial statements, its internal control systems, the internal audit and assurance process, the external audit process and its compliance with legal and regulatory requirements.

•  Committee Members are 100% independent

•  Mr. Harvey is the former CFO for PG&E Corporation

•  Ms. Gold-Williams is a Certified Public Accountant and former CFO for CPS Energy

•  Ms. Loewen is the former CFO for Air Canada Jazz

•  The Committee met in camera without management at every Committee meeting in 2024

•  Each Committee member identified as an Audit Committee Financial Expert under US Securities Law

The Audit Committee is responsible for reviewing and recommending to the Board the annual financial statements and all related management’s discussion and analysis and earnings press releases. The Audit Committee has also been delegated the authority by the Board to review and approve the interim financial statements and related management’s discussion and analysis and earnings press releases.

The Audit Committee evaluates and recommends to the Board the appointment of the external auditors and the compensation of such external auditors. Once appointed, the external auditors report directly to the Audit Committee, and the Audit Committee oversees the work of the external auditors concerning the preparation or issuance of the auditors’ reports or the performance of other audit, review or attest services for Emera.

The Company’s lead internal auditor also reports directly to the Audit Committee, and the Audit Committee approves the appointment, remuneration, removal and replacement of the lead internal auditor.
The Audit Committee reviews and approves the internal audit plan, including activities, organizational structure, staffing, qualifications and budget and all major changes to the plan.

The Audit Committee reviews and discusses Emera’s major financial risk exposures and the process management has taken to monitor and control such exposures, including the use of financial derivatives, hedging activities, credit and trading risks.

The Audit Committee reviews management controls and processes concerning the administration of investment activities, financial reporting and financial performance and funding of the pension plans.

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ACTIVITIES OF THE AUDIT COMMITTEE IN 2024

The Audit Committee met five (5) times in 2024. In accordance with its mandate as set out in the Audit Committee Charter, the Audit Committee performed the following key functions in 2024:

1. Reviewed regular updates on accounting and disclosure issues;

2. Reviewed developments in securities regulation and financial oversight;

3. Reviewed an annual credit and market price risk report;

4.  Reviewed an annual tax report, which provides an update on material changes to tax policies, processes, legislation, tax planning initiatives, tax payments and reporting and pending tax audits or assessments;

5. Reviewed quarterly payroll, pension and tax remittance statements;

6. Reviewed the 2023 performance of the lead internal auditor;

7. Provided feedback on the performance of the Chief Financial Officer for the prior year;

8. Reviewed an annual corporate compliance report and quarterly compliance reports;

9. Reviewed quarterly reports of material litigation;

10. Reviewed quarterly reports on legal and regulatory compliance;

11. Reviewed and recommended to the Board of Directors for approval the audited 2023 year-end financial statements, management’s discussion and analysis, and press release;

12. Reviewed and approved interim financial statements, management’s discussion and analysis, and press releases;

13. Reviewed the Chief Financial Officer’s quarterly reports on the Company’s financial results and forecasts;

14. Oversaw the work of management’s Disclosure Committee;

15. Reviewed and recommended amendments to the Disclosure Policy and Disclosure Committee Charter that were approved by the Board of Directors;

16. Reviewed regular reports by management about the Company’s compliance program under National Instrument 52-109 and the Sarbanes-Oxley Act;

17. Reviewed quarterly reports of internal Audit Services and quarterly reports on the Company’s Ethics program, including fraud investigations, provided by the lead internal auditor;

18. Reviewed and approved updates to the Company’s internal Audit Services Charter;

19. Reviewed and approved the assurance and advisory plan, including resource structure and budget for the internal Audit Services function;

20. Reviewed pension plans performance in 2023;

21. Reviewed the 2024 Audit Plan of the external auditors, EY;

22. Evaluated the external auditors, including the lead external audit partner’s qualifications, performance, professional skepticism and independence; and

23. Reviewed and approved the 2025 audit and non-audit services fees of EY.

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Management Resources and Compensation Committee (“MRCC”)

Henry E. Demone (Committee Chair)

James V. Bertram

Paula Y. Gold-Williams

Brian J. Porter

Jochen E. Tilk

•  Committee Members are 100% independent

•  The Committee met in camera without management at every Committee meeting in 2024

ROLE OF THE MRCC

The MRCC reviews overall compensation, including salary and benefits policies, and recommends such policies to the Board of Directors for approval.

The MRCC supports the Chair of the Board in conducting a review of corporate goals and objectives relevant to the President and CEO’s compensation and supports the Chair of the Board in recommending such goals and objectives for the current year to the Board of Directors. The MRCC ensures that an assessment of the President and CEO’s performance in relation to these goals and objectives is completed. It makes recommendations to the Board of Directors relating to the President and CEO’s total compensation, including participation in incentive compensation and equity-based plans. It also makes recommendations about senior management’s total compensation and incentive compensation and equity-based plans. It approves grants of stock options, performance share units (“PSUs”), restricted share units (“RSUs”) and deferred share units (“DSUs”) in accordance with the provisions of the respective plans. It reviews executive compensation disclosure prior to the Company releasing such information to the public.

The MRCC recommends executive officer appointments to the Board of Directors for approval. It supports and contributes to the Board’s succession planning process in respect of the President and CEO of the Company. It annually reviews the succession planning process for senior management and other potential senior management candidates, including for Emera’s subsidiaries, and oversees and contributes to that process. It reviews share ownership guidelines for executive officers. It satisfies itself that there are appropriate labour relations strategies in place and regularly reviews management’s direction and decisions made in support of labour and employee relations.

The MRCC is responsible for evaluating the compensation programs to determine that they do not reward executive officers for taking inappropriate risks that may harm the interests of the Company and its shareholders. Under its Charter, the MRCC must conduct a compensation risk review annually to ensure that the compensation policies are designed to take account of and mitigate:

(a)   incentive opportunities that inadvertently encourage excessive and unnecessary risk-taking;

(b)   pay structures that inadvertently encourage behaviour that negatively impacts long- term value;

(c)   misalignment of pay and performance; and

(d)   payouts that are not aligned with Emera’s business strategy.

Effective February 21, 2025, the MRCC also became responsible for reviewing policies, procedures and performance of the Company on health and wellbeing matters and whether the Company’s systems and policies relating to health and wellbeing matters are being approved, developed and effectively implemented.

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ACTIVITIES OF THE MRCC IN 2024

The MRCC met five (5) times in 2024. In accordance with its mandate as set out in the MRCC Charter, performed the following key functions in 2024:

1. Reviewed the 2023 Scorecard results for Emera and its operating companies and recommended approval by the Board of Directors;

2. Reviewed executive performance in 2023 and recommended 2024 executive compensation to the Board of Directors;

3. Reviewed and recommended Emera’s 2024 Corporate Scorecard to the Board of Directors;

4. Reviewed operating company Scorecards for 2024;

5. Reviewed and approved long-term incentive plan payouts in respect of 2021 grants;

6. Reviewed and approved 2024 long-term incentive plan grants, including associated performance metrics for the 2024 PSU grant;

7. Received reports on the status of labour negotiations across Emera and its operating companies;

8. Reviewed annual succession plans for senior management and provided oversight of succession planning process for President and CEO and senior executives;

9. Reviewed and recommended to the Board of Directors the 2024 compensation of the CEO;

10. Received and reviewed updates on trends in executive compensation;

11.  Reviewed and recommended amendments to the Emera Employee Common Share Purchase Plan to address administrative changes in relation to updates to the Administrative Agent’s online platform, that were approved by the Board of Directors;

12. Reviewed an annual compensation design risk assessment;

13. Oversaw compensation-related disclosure in Emera’s 2024 Management Information Circular;

14. Received updates in respect of Emera’s Ethics program and Respectful Workplace program;

15. Reviewed the MRCC Charter;

16. Reviewed and approved the 2025 Work Plan of the compensation consultants;

17. Reviewed and approved changes to the group of comparator companies used in benchmarking compensation payable to executives in accordance with applicable law;

18. Reviewed a report on the compensation trends and merit increase pools for the Emera Companies as part of the annual salary review process; and

19. Reviewed a report on Emera People strategy.

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Nominating and Corporate Governance Committee (“NCGC”)

Jochen E. Tilk (Committee Chair)(1)

James V. Bertram

Henry E. Demone

B. Lynn Loewen

•  Committee Members are 100% independent

•  The Committee met in camera without management at every Committee meeting in 2024

ROLE OF THE NCGC

The NCGC assists the Board with a variety of matters relating to corporate governance. One of its primary duties is to provide the Company with a list of nominees for election as Directors to be included in the Company’s Management Information Circular prior to each Annual Meeting of Shareholders of the Company. The NCGC is responsible for identifying, considering and recruiting people qualified to become Directors, having regard to the skills, experience and qualifications of possible candidates, the key selection criteria approved by the Board.

The NCGC oversees the succession of Directors in accordance with the Board’s Renewal Principles and following a full skills assessment, having regard to the anticipated retirement of Directors.

The NCGC is responsible for developing and communicating the Company’s approach to corporate governance issues, and reviews and approves Emera’s disclosure of its corporate governance practices. The Committee keeps abreast of evolving governance best practices and regularly evaluates the governance practices of Emera. It reviews any disclosure of the Company’s corporate governance practice in accordance with applicable rules and regulations.

The NCGC is responsible for assisting the Board and its Committees in determining Committee composition, as well as reviewing and updating the mandate of each Committee, for submission to the Board. It also makes recommendations to the Board on all components of non-employee Director compensation, including the Board Chair and Committee Chairs. In addition, the NCGC is responsible for determining the process by which annual performance assessments are to be conducted, which evaluate the performance of the Board, the Board Chair, individual Directors, Board Committee Chairs and Board Committee members.

ACTIVITIES OF THE NCGC IN 2024

The NCGC met three (3) times in 2024. In accordance with its mandate as set out in the NCGGC Charter, the NCGC performed the following key functions in 2024:

1.  Oversaw the recruitment process that led to the appointment of Carla Tully to the Board in June 2024;

2.  Reviewed the plan for Director succession and developed a candidate profile for future recruitment;

3.  Together with the Board Chair, assisted with the process for Board Chair succession;

4.  Reviewed the Board Renewal Principles and the application of those Principles considering the average age and tenure of each member of the Board of Directors;

5.  Reviewed the Board Tenure Guideline;

6.  Recommended to the Board of Directors for approval, Director Nominees for election at Emera’s 2024 Annual Meeting of Shareholders;

7.  Recommended to the Board of Directors the appointment of a new Chair of the Board;

8.  Recommended to the Board of Directors the selection of Audit Committee financial experts for the purpose of Emera’s Form 40-F filed with the United States Securities and Exchange Commission;

(1)	Ms. Sheriff was Chair of the NCGC from May 2024 until Mr. Tilk’s appointment on February 21, 2025.

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9.  Reviewed all components of non-employee Emera Director compensation and recommended increases to the Director’s annual retainer, the annual retainer of the Chair of the Board and Committee Chair retainers for the MRCC, NCGC and the former RSC and HSEC;

10. Reviewed the annual retainers for non-employee Directors of operating companies and recommended changes that were approved by the Board of Directors;

11.  Reviewed and recommended to the Board of Directors for approval disclosure in respect of Director Nominees, Director compensation and the corporate governance practices for Emera’s 2024 Management Information Circular;

12. Reviewed and recommended amendments to the pension oversight framework that were approved by the Board of Directors;

13. Reviewed and recommended amendments to the Board of Directors Charter, which were approved by the Board of Directors;

14. Reviewed the Committee Charters, the Chair of the Board of Directors Charter and the position description for Committee Chairs;

15. Reviewed the Board Diversity Policy;

16. Monitored the Company’s corporate governance practices against relevant best practices at leading corporations;

17. Reviewed the program of Directors and Officers insurance coverage;

18. Reviewed and recommended to the Board of Directors amendments to Emera’s Code of Conduct;

19. Reviewed and recommend an amendment to the Emera’s Director Share Ownership Guideline to clarify the threshold for the Chair of the Board, which was approved by the Board of Directors;

20. In consultation with the Chair of the Board, determined the process for conducting the annual Board and Director performance assessment;

21. Reviewed and recommended to the Board of Directors revisions to the MRCC Committee Charter and the former RSC Charter;

22. Reviewed and recommended amendments to the Disclosure Policy that were considered by the Audit Committee and approved by the Board of Directors; and

23. Reviewed and recommended to the Board of Directors revisions to the NCGC Charter.

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Safety and Risk Committee (“SRC”)(1)

Ian E. Robertson (Committee Chair)

Kent M. Harvey

Brian J. Porter

Jochen E. Tilk

Carla M. Tully

•  Committee Members are 100% independent

•  Established in February 2025 to replace the former HSEC and RSC

ROLE OF THE SRC

The SRC assists the Board in discharging its accountabilities for Company oversight in the specific areas related to (i) preservation of employee and public safety, (ii) identification and mitigation of material risks to the Company and (iii) environmental and sustainability related matters.

The SRC oversees the Company’s approach to the preservation of public and employee safety. It does this by receiving and reviewing with management:

(a)   The actual performance of the Company and its subsidiaries on safety matters;

(b)   The plans, policies and strategies employed by the Company to prioritize and manage safety including: (i) safety performance targets established by management; (ii) safety work plans; (iii) emergency response plans and programs; and (iv) the effectiveness of implementation of safety systems and policies;

(c)   The status of Company’s (i) compliance with applicable and proposed legislation, regulations and orders related to safety; and (ii) conformance with applicable management system standards, industry st andards and best practices;

(d)   The mitigation strategies set out in the risk management action plans for one or more safety-related risks selected by the Committee, including (i) the approaches being undertaken to ensure strategies are operationalized throughout the organization; and (ii) evidence that the accountabilities across the Company for the preservation of employee and public safety are clear; and

(e)   Any (i) incidents respecting the Company’s assets or operations involving: a fatality or a life-threatening injury to a person; any whistleblower events relating to safety matters; (ii) incidents involving personnel and public safety that have the potential to severely and adversely impact the Company’s reputation, financial situation and or business continuity; and (iii) significant regulatory audits, findings, orders, reports and/or recommendations issued by or to the Company related to safety matters or issues.

The SRC also oversees the Company’s approach to identifying and mitigating material risks facing the Company. It does this by receiving and reviewing with management:

(a)   The Company’s (i) Enterprise Risk Management function, governance and program framework employed to identify, assess, monitor and manage enterprise risk and the approaches being undertaken to ensure key enterprise risks have been identified and strategies are operationalized so that the accountabilities for reducing the impact and/or the likelihood of such material risks are clear; (ii) the Risk Dashboard (including the identified enterprise level risks, heat map control environment assessment); and (iii) Risk Statement;

(b)   The Company’s (i) insurance risk transfer program; and (ii) business continuity programs; and

(c)   The Company’s (i) cyber security program; and (ii) the Company’s approaches to addressing the impact from artificial intelligence on Company operations.

The Committee also oversees the Company’s approach to environmental and sustainability related matters. It does this by receiving and reviewing with management:

(a)   The environment and sustainability program framework and policies that the Company employs to monitor, manage and report on environmental compliance and sustainability- related risks and matters;

(1)	The SRC was established by the Board, on the recommendation of the NCGC, effective February 21, 2025. It consolidates the previous activities of the HSEC and RSC.

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(b)   The Company’s Sustainability Report including any proposed public commitments regarding sustainability by the Company; and

(c)   Significant regulatory audits, findings, orders, reports and/or recommendations issued by or to the Company related to environmental matters or issues, together with management’s response thereto.

The SRC receives ethics updates under the Company’s Code of Conduct relating to matters within the SRC’s scope of responsibility and reviews activities within that scope under the Company’s Ethics Program. It also receives and recommends to the Board for approval, the Company’s Modern Slavery Act Report.

ACTIVITIES OF THE SRC (FORMERLY HSEC AND RSC)

The SRC was established by the Board effective February 21, 2025. In 2024, matters now within the mandate of the SRC, were within the mandates of either the former HSEC or the RSC. A report on the activities of each of the former HSEC and RSC in 2024 is set out below.

i. 2024 Report of former Health, Safety and Environment Committee (“HSEC”)

HSEC Members

(to February 21, 2025):

James V. Bertram (Committee Chair)

Paula Y. Gold-Williams

Kent M. Harvey

B. Lynn Loewen

Carla M. Tully

•  HSEC members were 100% Independent

•  HSEC met in camera without management at every Committee meeting in 2024

The role of the HSEC was to assist the Board in carrying out its responsibilities relating to oversight and coordination of Emera’s health, safety and environmental programs.

In 2024, all HSEC members were independent and met in camera without management at every meeting. The HSEC met three (3) times in 2024 and, in line with its then mandate, undertook the following key activities:

1.  Reviewed performance on the safety and environmental objectives and measures for the Company’s 2023 incentive compensation Scorecard;

2.  Reviewed the safety and environment objectives and measures for the Company’s 2024 incentive compensation Scorecard;

3.  Received and reviewed updates on health and wellbeing initiatives within the Company and its affiliates;

4.  Reviewed Emera’s Occupational Safety & Health Policy Statement;

5.  Received and reviewed reports on the environmental and safety performance of Emera’s businesses;

6.  Oversaw Emera’s corporate safety and environmental auditing program;

7.  Received reports on the software supporting incident management, risk management, audits and inspections and associated workflows;

8.  Received and reviewed regular reports on safety and environmental incidents, including root cause analysis and corrective action plans;

9.  Reviewed the Company’s safety and environmental priorities;

10.  Received and reviewed an enterprise risk oversight plan;

11.  Received a report on environmental release mitigation programs within the Company’s electric utilities;

12.  Received and reviewed a report on public safety risk and a public safety information standard for the organization;

13.  Reviewed a report on wildfire risk mitigation; and

14.  Received reports on Emera’s Ethics program.

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II. 2024 Report of Former Risk and Sustainability Committee (“RSC”)

RSC Members

(to February 21, 2025):

Jochen E. Tilk (Chair)

B. Lynn Loewen

Brian J. Porter

Ian E. Robertson

Karen H. Sheriff

•  RSC members were 100% Independent

•  RSC met in camera without management at every Committee meeting in 2024

The role of the RSC was to assist the Board with the matters relating to risk and sustainability. It oversaw the Company’s risk management framework and allocation of responsibilities for risk management as well as the Company’s approach to sustainability and its performance relative to its sustainability objectives.

In 2024, all RSC members were independent and members met in camera without management at every meeting. The RSC held three (3) meetings in 2024 and, in accordance with its then mandate, performed the following key functions:

1.  Received and reviewed regular cybersecurity updates;

2.  Reviewed Emera’s Risk Management Governance workplan;

3.  Received and reviewed the quarterly Risk Dashboard and Heat Map, which captures the major enterprise risks, including primary, mature and evolving risks, as determined by management;

4.  Received and reviewed reports on wildfire risk and wildfire risk mitigation;

5.  Reviewed and approved Emera’s Risk Statement;

6.  Received and reviewed an annual insurance report;

7.  Reviewed Emera’s sustainability governance and program framework;

8.  Reviewed sustainability reports that capture Emera’s progress on material priorities;

9.  Reviewed the compliance program and governance framework to address Emera’s obligations under the Modern Slavery Act;

10.  Received and reviewed updated sustainability strategy and progress in relation to the sustainability strategy;

11.  Received and reviewed reports on mandatory climate disclosures;

12.  Received and reviewed reports on emerging sustainability risks and trends, including climate-related risks and trends;

13.  Reviewed an overview of and provided comments on the draft 2023 Emera Sustainability Report; and

14.  Received and reviewed report on Bill C-59 – Anti-Greenwashing provisions of the Competition Act.

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2.8	Director Compensation

The Board of Directors determines the compensation for the Company’s Directors on the recommendation of the NCGC. The compensation of Directors is designed to:

•	Recognize the substantial time commitments required to oversee management of the Company;

•	Attract and retain highly skilled and experienced individuals to serve on Emera’s Board;

•	Ensure alignment with shareholders’ long-term interests; and

•	Support Directors’ independence from management.

2024 Compensation Rates for Directors

Listed below are the annual compensation rates for non-executive Directors in 2024.

In 2024, the annual retainer for each Director was $275,000, of which $160,000 was payable in DSUs and $115,000 in cash. Subject to Emera’s Share Ownership Guideline (as described later in this Circular), Directors can elect to receive some or all of their cash compensation in the form of additional DSUs. The Company does not offer option-based awards, non-equity incentive plan participation or participation in a Company pension plan to its non-executive Directors.

The Chair’s annual retainer is an all-inclusive fee, meaning the Board Chair receives no meeting fees or any other retainer for serving as Emera’s Board Chair. The all-inclusive annual retainer of the Board Chair in 2024 was $475,000. This was comprised of $237,500 in DSUs and $237,500 in cash.

Annual Retainers for Directors in 2024 (1)	Cash amount ($)	DSUs ($)	Total ($)
Chair’s retainer	237,500	237,500	475,000
Director’s retainer	115,000	160,000	275,000
Audit Committee Chair’s retainer	27,500	N/A	27,500
Audit Committee member’s retainer	12,500	N/A	12,500
Management Resources and Compensation Committee Chair’s retainer	25,000	N/A	25,000
Management Resources and Compensation Committee member’s retainer	10,500	N/A	10,500
Nominating and Corporate Governance Committee Chair’s retainer	25,000	N/A	25,000
Nominating and Corporate Governance Committee member’s retainer	10,500	N/A	10,500
Health, Safety and Environment Committee Chair’s retainer	25,000	N/A	25,000
Health, Safety and Environment Committee member’s retainer	10,500	N/A	10,500
Risk and Sustainability Committee Chair’s retainer	25,000	N/A	25,000
Risk and Sustainability Committee member’s retainer	10,500	N/A	10,500

(1)	Note: The annual retainers for the new Safety and Risk Committee established effective February 21, 2025 are:

i.	Safety and Risk Committee Chair’s retainer – $25,000 (cash); and

ii.	Safety and Risk Committee member’s retainer – $10,500 (cash).

Each Director is entitled to an annual travel allowance of $10,000.

Members of ad hoc committees of the Board receive meeting fees ($1,750 in-person meeting fee; $1,250 videoconference/telephone meeting fee) for their participation in each committee meeting, but typically receive no annual retainer for being a member of an ad hoc committee because of the nature of the committee’s existence, having generally been established for a specific purpose and a temporary period of time. For further information on the Company’s committees, see Committees of the Board of Directors earlier in this Circular.

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Total Director Compensation in 2024

Compensation is made up of applicable retainers and the annual travel allowance of $10,000. The table below details the total compensation paid to Directors in 2024.

Mr. Balfour is not included in the table as his compensation for service as Emera’s President and CEO is disclosed in the Statement of Executive Compensation later in this Circular. He does not receive any additional compensation for his services as a member of the Board of Emera or as a member of the Board of any of Emera’s subsidiaries or investments.

TOTAL DIRECTOR COMPENSATION IN 2024

			Board Retainer					DSUs held

Director	Cash fees earned ($)(1)	Share-Based Awards ($)(2)	All other compensation ($)	Total ($)	Portion of cash fees taken in DSUs (%)	Total 2024 change in value of all DSUs held ($)(3)	Value of DSUs vested or earned during 2024 ($)(4)	Market value of total DSU holdings ($)(5)
James V. Bertram	320,500	320,500		320,500	100	107,953	406,586	2,141,169
Henry E. Demone	320,500	160,000		320,500	0	147,986	282,441	2,630,324
Paula Y. Gold-Williams (6)	363,142	363,142		363,142	100	38,429	389,919	1,033,968
Kent M. Harvey (6)	383,730	160,000	13,726(6), (7)	397,456	100	89,748	233,257	1,663,913
B. Lynn Loewen	318,500	318,500		318,500	100	215,016	495,036	3,913,425
Brian J. Porter (8)	245,238	245,238		245,238	100	—	244,522	266,245
Ian E. Robertson	308,000	308,000		308,000	100	33,466	331,378	891,481
Andrea Rosen (9)	126,885	126,885		126,885	100	357,033	338,140	5,051,827
M. Jacqueline Sheppard	485,000	485,000		485,000	100	446,659	851,527	7,941,258
Karen H. Sheriff	320,749	320,749		320,749	100	52,352	360,554	1,218,630
Jochen E. Tilk	331,000	331,000		331,000	100	100,947	409,589	2,036,368
Carla M. Tully (6), (8)	188,251	183,283		188,251	100	—	197,202	202,627

(1)

This column shows the annual cash retainer, committee retainers, travel allowance and ad hoc meeting fees. All fees were paid in Canadian dollars except where noted. Fees paid in U.S. dollars have been converted to Canadian dollars for purposes of this table using the applicable exchange.

(2)

This column shows the grant value of the portion of the annual retainer that is paid in the form of DSUs. DSUs are credited on the last business day of each calendar quarter. The number of DSUs credited to a Director is determined by dividing the dollar amount of the quarterly portion of the fee to be paid in DSUs by the fair market value of a share on the last trading day of the preceding calendar year.

(3)

This column shows the change in value of all DSUs held by each Director at the beginning of the year because of the change to the Emera common share closing price from $50.30 at the beginning of the year to $53.73 on December 31, 2024.

(4)

This column shows the market value, as of the applicable vesting date, of all DSUs that vested in 2024, including DSUs credited as dividend equivalents during the year. DSUs, including dividend equivalents, vest on the date of grant. The number of DSUs credited as dividend equivalents is determined by dividing the amount obtained by multiplying the amount of the dividend declared and paid per share by the number of DSUs recorded in the Director’s account on the record date by the fair market value of a share on the payment date.

(5)	This column shows the market value, as of the applicable vesting date, of all DSUs held by each Director at the end of 2024 based on the December 31, 2024 Emera common share closing price of $53.73.
(6)

As US-domiciled Directors, the annual cash retainer, committee retainers and travel allowance were paid to Ms. Gold-Williams, Mr. Harvey and Ms. Tully, in US dollars, using a one-to-one conversion rate to the Canadian dollar.

(7)	Mr. Harvey also received compensation for serving as a Director of Emera US Holdings Inc. This was paid in US dollars.
(8)	Mr. Porter and Ms. Tully commenced serving as Directors in 2024.
(9)	Ms. Rosen ceased to be a Director of the Company effective May 23, 2024.

The table above includes compensation earned by Emera Directors who served on the Board of Directors of Emera subsidiaries. What follows is more information about Emera’s Directors who served on the Boards of its subsidiaries.

Compensation of Emera Directors on Operating Company Boards

The Emera Board of Directors, on the recommendation of the NCGC, also determines the compensation to be received by Emera Directors who serve on the Boards of Emera’s subsidiaries. Such compensation received by each Emera Director that serves as a Director on the Board of an Emera subsidiary is reported under “All other compensation” and “Total” in the table above-entitled Total Director Compensation in 2024.

Emera US Holdings Inc. is a United States holding company that holds certain United States-based investments of Emera. Non-employee members of the Board of Directors of Emera US Holdings Inc. receive an annual retainer of $10,000 USD for serving on its Board, plus $1,000 USD for any meetings.

Mr. Harvey became a Director of Emera US Holdings Inc. effective May 24, 2024 and received $13,726 in compensation in 2024 for serving on its Board.(1)

(1)	Compensation amounts are stated in Canadian dollars.

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Annual Review

The NCGC annually reviews the compensation of Directors to help ensure it is appropriate. The last review was completed in 2024 with changes made effective January 1, 2024.

The NCGC reviews the compensation practices of publicly traded companies similar in size and complexity to Emera to determine whether the Directors are appropriately compensated for the responsibilities and risks involved in being a member of the Company’s Board. The review is based upon publicly available information concerning Directors’ compensation and the advice of Mercer (Canada) Limited, a third-party compensation consultant.

The NCGC has adopted the 50th percentile as a target for Director compensation and has determined it would be appropriate for Emera to continue to position total compensation of Directors at approximately the median of its peer group, which is the average of the Canadian and United States sub-groups. The peer group used for Director compensation purposes is the same as the benchmarking comparator group used for senior executive compensation purposes and disclosed in the Statement of Executive Compensation later in this Circular.

Director Share Ownership Guideline

Director common share and DSU ownership is viewed by Emera as an important means of enhancing the alignment of Director and shareholder interests. Under Emera’s Director Share Ownership Guideline, each Director must own three times (3x) the total cash and equity-based annual Board retainer in Emera common shares or DSUs, or a combination of the two. New Directors must meet the ownership requirement of the Share Ownership Guideline within three years of joining the Board and are required to take 100 per cent of their compensation in DSUs until they have met the Director Share Ownership Guideline (Directors appointed before November 2021 have five years to meet the guideline). The Chair of the Board must own three times (3x) the total cash and equity-based annual Board Chair retainer in Emera common shares or DSUs, or a combination of the two, within three years of their appointment date as Chair of the Board.

Based on the annual cash ($115,000) and equity-based ($160,000) retainer compensation, each Director must own Emera shares or DSUs, or a combination of the two, worth $825,000. The ownership requirement for the Chair of the Board, based on the Chair’s annual cash ($237,500) and equity-based ($237,500) retainer compensation, is $1,425,000.

The table below shows each Director Nominee’s equity ownership as at December 31, 2024 and their holdings for the previous year, except Mr. Balfour because he is required to meet the share ownership requirements for executive officers (see Executive Share Ownership Requirements and Anti-Hedging Policy in the Statement of Executive Compensation in this Circular). All of Emera’s Director Nominees are in compliance with the Director Share Ownership Guideline.

Director Nominee	Total common shares	Total DSUs	Value at December 31, 2024(1)	Multiple of 2024 annual retainer	Share Ownership Requirement(2)	Year to meet share ownership requirement
Scott C. Balfour (3)	115,454	162,696	14,944,981	—	—	—
James V. Bertram	14,170	39,850	2,902,523	10.5	3x	Achieved
Henry E. Demone	10,864	48,954	3,214,046	11.6	3x	Achieved
Paula Y. Gold-Williams	Nil	19,243	1,033,968	3.7	3x	Achieved
Kent M. Harvey	Nil	30,968	1,663,913	6.0	3x	Achieved
B. Lynn Loewen	4,490	72,875	4,156,859	15.1	3x	Achieved
Brian J. Porter	15,000	4,955	1,072,194	3.8	3x	Achieved
Ian E. Robertson	32,600	16,592	2,643,078	9.6	3x	Achieved
M. Jacqueline Sheppard	11,947	147,799	8,583,170	18.0	3x	Achieved
Karen H. Sheriff (Chair) (4)	3,000	22,681	1,379,819	2.9	3x	February 2028
Jochen E. Tilk	Nil	37,900	2,036,368	7.4	3x	Achieved
Carla M. Tully	13,000	3,771	901,116	3.2	3x	Achieved

(1)	The payout or market value of common shares/DSUs is based on the Emera common share closing price of $53.73 as of December 31, 2024.
(2)

Under Emera’s Director Share Ownership Guideline, a Director must own three times the total cash and equity-based annual Director retainer in Emera common shares or DSUs, or a combination of the two. The Chair of the Board must own three times the total cash and equity-based annual Board Chair retainer in Emera common shares or DSUs, or a combination of the two, within three years of their appointment date as Chair of the Board.

(3)

Mr. Balfour is subject to the share ownership requirements for executive officers (see Executive Share Ownership Requirements and Anti-Hedging Policy in the Statement of Executive Compensation in this Circular).

(4)

Ms. Sheriff was appointed Chair of the Board effective February 21, 2025. She owns shares and DSUs valued at over 5x the Annual Director retainer and 2.9x the value of the Chair’s Annual retainer. She has until February 2028 to meet the threshold for the Chair of the Board. She takes 100 per cent of her compensation in DSUs.

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Directors Are Increasing Their Share/DSU Ownership Over Time

By virtue of the compensation payable in DSUs, more than 58 per cent of the annual retainer for Emera Directors will be paid in DSUs, which mirrors the value of Emera common shares. The Directors increase their DSU ownership by at least $160,000 per annum. Most of the Director Nominees have elected to receive DSUs in lieu of the cash component of the compensation they would otherwise be entitled to as Emera Directors.

Directors’ DSU Plan

Under the Directors’ Deferred Share Unit and Share Purchase Plan (the “Directors’ DSU Plan”), non-employee Directors may elect to receive all or any portion of their cash compensation in DSUs in lieu of that cash compensation, subject to the requirement to receive a minimum portion of their annual retainer in DSUs and subject to the Emera Director Share Ownership Guideline.

Directors’ fees are paid on a quarterly basis, at which time, the applicable amount is converted to DSUs. The number of DSUs to be credited is determined by dividing: (a) the quarterly portion of the Director’s annual fee that the Director is required to receive in DSUs, together with the portion the Director elected to be paid in DSUs by (b) the fair market value of an Emera common share on the last trading day of the preceding calendar year, with fractions computed to three decimal places.

A DSU is a unit that has a value based upon the value of one Emera common share. When a dividend is paid on Emera’s common shares, the Director’s DSU account is credited with additional DSUs computed by dividing: (a) the amount obtained by multiplying the amount of the dividend declared and paid per common share by the number of DSUs recorded in the Director’s account on the record date for the payment of such dividend by (b) the market price of a common share as of the dividend payment date.

To further encourage Directors to acquire Emera shares, the Directors’ DSU Plan was amended in September 2022 to provide them with the opportunity to elect to receive market-purchased shares. Under the Directors’ DSU Plan, Directors may elect in advance to receive DSUs, common shares of Emera, or a combination of DSUs and shares, in lieu of their cash compensation. Any portion of a Director’s fees that the Director elects to receive in the form of shares would not be deferred compensation (as is the case when a Director receives fees in the form of DSUs) and, therefore, would be subject to applicable income tax withholdings. Thus, compensation net of tax withholdings would be used to purchase shares. Under the Directors’ DSU Plan, Directors may request that Company shares acquired on their behalf be (i) sold or (ii) withdrawn from the revised Directors’ DSU Plan and delivered in accordance with such Director’s instructions. Absent special instructions, the custodian would hold the shares in an account maintained by the custodian for the benefit of the Director. Any dividends earned on such shares would be automatically reinvested in shares acquired on the market and credited to the Director’s account.

2.9	Additional Information

Additional information relating to the Company may be found on the System for Electronic Data Analysis and Retrieval (“SEDAR+”) at www.sedarplus.com. The Company’s financial information is contained in its comparative financial statements and management’s discussion and analysis for the financial year ended December 31, 2024.

Documents and websites referenced herein are not incorporated by reference into this Circular unless the incorporation by reference is explicit. References to our website address in this Circular are intended to be inactive textual references only.

For copies of the Company’s financial statements and management’s discussion and analysis, you may also contact the Office of the Corporate Secretary at:

Corporate Secretary

P.O. Box 910, Halifax, Nova Scotia B3J 2W5

Telephone: 902-428-6996;

Facsimile: 902-428-6171;

Email: Brian.Curry@emera.com.

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3. Executive Compensation

Emera’s approach to executive compensation is supported by strong governance and robust risk management, and designed to achieve results, drive growth and deliver value to customers and shareholders. Recruiting and retaining top talent is fundamental to Emera’s success.

In This Section

3.1 Message from the Management Resources and Compensation Committee to Our Shareholders	69
3.2 Compensation Discussion and Analysis	70
3.3 Performance Graph	95
3.4 NEO Summary Compensation Table	97

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3.1	Message from the Management Resources and Compensation Committee to Our Shareholders

Dear Shareholder,

In 2024, the Emera team made significant progress in advancing the corporate strategy through the execution of key transactions, including the sale of Emera’s equity interest in the Labrador-Island Link (“Sale of LIL”) and the pending sale of New Mexico Gas Company, further strengthening our balance sheet to enable value creation for shareholders.

All aspects of Emera’s compensation programs, including executive compensation, are overseen by the Management Resources and Compensation Committee of the Board (the “Committee” or “MRCC”). In this Circular, we are pleased to provide an overview of our approach to executive compensation, the Board’s assessment of Emera’s 2024 performance and our decisions relating to executive compensation.

Emera’s approach to executive compensation is designed to align pay with performance. We do this by ensuring a significant portion of the compensation paid to executives is directly linked to the achievement of corporate objectives and share price performance. Additionally, our share ownership guidelines require our executives to hold significant equity (or equity equivalent) in Emera. The MRCC carefully assesses performance measures and targets to ensure they reflect Emera’s values and strategic priorities and recommends changes to the Board as appropriate. The targets must be achieved within the principles of prudent risk management, good corporate governance and compliance with relevant regulations. Guided by these principles, along with input from other members of the Board and independent consultants, the MRCC oversees the establishment of Emera’s performance goals, which are based on Board-approved financial objectives and budgets. The MRCC also assesses Emera’s executive compensation programs, including short- and long-term incentive payouts for the executive team.

2024 Compensation

Our compensation philosophy is guided by the median level of compensation paid by our peer group, which is made up of companies of a similar size and scope as Emera. In addition to market competitive data, the Committee considers experience, uniqueness of responsibilities and performance of the Named Executive Officers (“NEOs”) in setting the level of target compensation.

At the end of 2023, the Committee reviewed benchmarking analyses from both Hugessen Consulting Inc. (“Hugessen”), the Board’s independent compensation advisor, and Mercer (Canada) Limited (“Mercer”), management’s external compensation advisor, using the Company’s peer comparator group.

Based on the comparative positioning of Emera’s target compensation to market, the Committee is satisfied that our NEOs are compensated competitively and in alignment with our compensation philosophy. The Committee will continue to monitor market trends to maintain our competitive positioning and our ability to attract the skills and talent required to effectively operate our assets and deliver on our strategy.

The Committee also conducted its annual assessment to identify potential risks associated with Emera’s compensation design and policies. The assessment concluded that there are no material risks associated with Emera’s compensation programs and the Company has an appropriate system of checks and balances to mitigate the level of risk undertaken by management.

Recognizing Emera’s performance against objectives established for the 2024 Emera Corporate Scorecard, the Board approved an annual Short-term Incentive Plan (“STIP”) payout of 122.4 per cent of target for the NEOs, which was slightly higher than the Company’s five-year average of 117.5 per cent. A full description of the 2024 Scorecard metrics and results is provided in 2024 Short-Term Incentive Results on page 82.

Our 2024 Long-term Incentive Program (“LTIP), which consisted of performance share units (“PSUs”), restricted share units (“RSUs”) and stock options, is also closely aligned with our performance objectives. PSUs are linked to performance metrics that are measured over a three-year period. The 2022 PSU grant, which had a performance period from January 1, 2022 to December 31, 2024, measured Emera’s growth in adjusted earnings per share for compensation purposes (“compensation EPS” (1)) and Emera’s total shareholder return (“TSR”) relative to a custom Canadian peer group. Both compensation EPS growth and Emera’s TSR performance fell below target level, which resulted in a performance factor of 51.4 per cent, a decrease compared to our five-year average of 105 per cent. A full description of the 2022 PSU grant result is provided on page 89.

(1)

Compensation EPS is a non-GAAP measure and does not have standardized meaning under United States Generally Accepted Accounting Principles (“USGAAP” or “GAAP”). A reconciliation of this non-GAAP measure to the nearest GAAP measure is discussed on page 90.

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The Committee engaged Hugessen to conduct the annual pay-for-performance analysis of the compensation paid to the President and CEO. The analysis included both realized pay (consisting of amounts paid) and realizable pay (consisting of the value of any outstanding equity-based awards) from 2020 to 2024. The analysis concluded there was appropriate alignment between the President and CEO’s realized/realizable pay and shareholders’ return on investment experience over the long term. Please see Total Shareholder Return and President and CEO Compensation on page 95 for more information on the analysis.

Based on Emera’s performance in 2024 and the impact of that performance on the compensation paid to our executives, we remain confident that our incentive plans and resulting payouts are closely aligned with the interests of our shareholders.

Shareholder Feedback

At our 2024 Annual Meeting, we held our annual “Say on Pay” advisory vote allowing shareholders to indicate whether they agree with Emera’s compensation practices and policies. We are pleased that shareholders voted 95.12 per cent in favour of our approach to executive compensation. At this year’s Annual Meeting, we will again be presenting a “Say on Pay” non-binding advisory resolution. As part of our continued commitment to shareholder engagement, it is important for us to receive direct feedback from our shareholders and to have constructive dialogue about our compensation decisions and other governance matters. We encourage you to read the compensation discussion and analysis before you vote your shares. Please find the details on how to contact the Chair of the Committee or the Chair of the Board at the address listed on page 54.

3.2	Compensation Discussion and Analysis

Named Executive Officers for 2024

The NEOs disclosed in this Compensation Discussion and Analysis include the President and Chief Executive Officer (“CEO”), the Chief Financial Officer (“CFO”) and the next three highest-compensated executive officers of the Company or its subsidiaries, as defined by Canadian securities legislation.

Scott Balfour

President and CEO, Emera Inc.
Mr. Balfour became President and CEO of Emera in 2018, after joining as CFO in 2012 and COO in 2016. He played a key role in the $10.4B acquisition of TECO Energy in 2016. Since assuming the CEO position, Emera’s TSR has grown at an annualized rate of 9.5%.(1) Under his leadership, Emera focuses on providing reliable, affordable and cleaner energy. Mr. Balfour was named CEO of the Year in 2021 by Atlantic Business Magazine. Prior to Emera, he led Aecon Group’s growth from $60 million to $2.8 billion. He serves as a director of several Emera companies, including Tampa Electric, and is a board member of the Edison Electric Institute and the Business Council of Canada. He holds a BBA from Wilfrid Laurier University and an MBA from the University of Western Ontario.

(1)	Measured from March 29, 2018 to December 31, 2024.

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Greg Blunden
CFO, Emera Inc.
Mr. Blunden became CFO of Emera Inc. in March 2016, after joining in 2000. He has held various leadership roles at Emera, Emera Maine and Nova Scotia Power, with expertise in finance, business development, utility operations and regulatory policy. He previously served as Vice President of Corporate Strategy & Planning at Emera and EVP at Nova Scotia Power. Mr. Blunden is a Mount Allison University graduate and a Fellow Chartered Professional Accountant (FCPA), awarded in 2019. In March 2025, Emera announced a CFO transition plan and further announced that Mr. Blunden would be taking on the new role of Executive Vice President, Finance, Emera USA, assuming Finance leadership responsibility for both Tampa Electric and Peoples Gas. Mr. Blunden will remain as the Emera CFO until a successor is appointed.

Archie Collins
President and Chief Executive Officer, Tampa Electric
Mr. Collins became President and CEO of Tampa Electric in May 2021. He started his career in 1990 with Nova Scotia Power and has held senior roles at NSP, Emera Energy, Emera Caribbean, and Tampa Electric. He is a chemical engineer with degrees from St. Francis Xavier University and Dalhousie University. Mr. Collins serves on several boards, including the Florida Chamber of Commerce, Florida State Fair, Tampa Bay Economic Development Committee (serves as vice-chair), and the Association of Edison Illuminating Companies and is a member of the Florida Council of 100.

Karen Hutt
Executive Vice President, Business Development and Strategy, Emera Inc.
Ms. Hutt leads Emera’s business development and strategy and oversees Corporate Affairs. She joined in 2021 after serving as President and CEO of Nova Scotia Power (2016–2019) and VP of Mergers and Acquisitions, where she helped execute the TECO Energy deal. Ms. Hutt has also been Executive VP at Emera Energy and President of Northeast Wind. Active in the community, she serves on the Acadia Board of Governors and has held leadership roles at the IWK Health Centre and Junior Achievement of Nova Scotia. She holds degrees from Acadia University and Mount Saint Vincent University and an ICD.D designation. In 2025, Ms. Hutt’s title has been changed to Chief Strategy and Growth Officer.

Dan Muldoon
Executive Vice President, Project Development and Operations Support, Emera Inc.
Mr. Muldoon leads project development and operational support across all Emera operating companies. He has been with Emera for over 35 years, holding several senior engineering and executive management roles such as EVP, Major Renewable and Alternative Energy, and President and COO of Emera Utility Services. In the past, he has served on the executive committee for Cigre Canada and the Canadian Electricity Association’s Transmission and Distribution Councils, and most recently served as a director with the Canadian Ocean Supercluster (OSC) where he chaired their Governance and HR sub-committees. Mr. Muldoon holds a bachelor’s degree in electrical engineering from the Technical University of Nova Scotia (Dalhousie University).

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Compensation Principles

Emera’s approach to executive compensation is designed to achieve results, drive growth and deliver value to customers and shareholders. We are committed to the following key principles:

Align executives’ financial interests with Emera’s strategic goals and the interests of shareholders, customers and stakeholders.	Pay competitively with our North American peers.
Balance short- and long-term incentive plans that reflect our pay-for-performance philosophy.
Reward Emera’s executives for sustained growth in shareholder value.

Manage risk through good governance.

Market Competitiveness

Emera benchmarks executive compensation to ensure the Company pays competitively in the markets where it operates and to motivate, attract and retain high-quality talent. Emera’s executive compensation program is designed to generally provide total target compensation at the median of compensation paid by comparable companies whose operations are of a similar size and scope as Emera. Pay positioning, in some specific cases, may be above or below the median based on experience, uniqueness of responsibilities, performance, succession planning and affordability. Total target compensation for senior management, including the NEOs, is comprised of base salary, target short-term incentive and target long-term incentives linked to creating shareholder value.

Compensation Program

Emera’s compensation program includes the following components:

Annual	Annual Base Salary (Page 82)

Salaries are benchmarked against companies of similar size and scope as Emera or the respective affiliate and are set to reflect the degree of special skills and knowledge required now and in the future for the position and the performance and contribution of the individual.

Annual Short-term Incentive (Page 82)

Short-term incentive objectives are set forth in scorecards and consist of key annual objectives linked to the Company’s corporate strategy. These scorecards establish measurable financial, organizational, environmental, people and governance objectives including safety that, if achieved, add value to the Company.

Long-term	PSUs (Page 88)

An equity-based incentive tied to performance criteria measured over a three-year period. PSUs vest at the end of the three-year performance period and payout in cash, with payment contingent on meeting the performance targets.

	RSUs (Page 91)	An equity-based incentive that creates further alignment with the shareholder experience. RSUs vest at the end of the three-year vesting period and payout in cash.
	Stock Options (Page 91)	Stock options encourage performance with a long-term focus, driving shareholder value.

Other Benefits	Pension Plan (Page 99)

The Pension Plan consists of either defined benefit or defined contribution components and a supplemental employee retirement plan, all of which are governed by a pension oversight governance framework.

	Employee Common Share Purchase Plan (ECSPP) (Page 102)	The ECSPP encourages share ownership and further links our employees to the success of the Company.
	Perquisites (Page 93)	The Company offers market competitive non-compensation components such as group benefits and an annual executive medical.

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Pay-for-Performance Philosophy

A core principle of Emera’s executive compensation philosophy is that a significant portion of executive compensation is at risk and linked to share price performance and the achievement of performance objectives that measure whether shareholders are receiving appropriate return for their investment. The at-risk components include both short- and long-term incentives, which establish measurable financial, organizational, climate, environmental, safety and people measures that, if achieved, add value to the Company.

The incentive compensation plans are structured to reward higher payments for exceptional performance and lower payments if target performance is not met. Emera must reach a minimum performance threshold to make any payment toward a specific objective; otherwise, no payment will be made. The performance of the President and CEO is evaluated by the Board Chair, in collaboration with the MRCC and the full Board. The President and CEO assesses the performance of other executives against set objectives and provides a recommendation to the MRCC, which then discusses the evaluations with the Board of Directors for final approval.

Generally, the at-risk compensation component of total compensation increases in conjunction with the individual executive’s level of responsibility. The Company considers many factors when developing the incentive plans, including current compensation trends, plan costs (including maximum payout values), expected value to be delivered to participants and analysis of threshold, target and stretch payouts. Both short- and long-term incentive plans are modelled using historical and prospective performance scenarios. This stress testing provides the MRCC and the Board with reasonable assurance that the plan payouts will be appropriately aligned with shareholder and Company objectives. The Company conducts analyses every year to determine how actual payouts compare to expected payouts and whether the plan components and design remain appropriate or require any changes.

The MRCC and Board reserve the right to exercise discretion in adjusting compensation payouts up or down to align with Company results, which may include refraining from paying out any amounts under the incentive compensation plans where circumstances warrant.

The MRCC has previously approved a set of guiding principles to govern when discretion is applied to ensure consistency and fairness when adjustments are made to incentive compensation. These guidelines are detailed on page 84.

Management Resources and Compensation Committee

The Board has assigned responsibility to the MRCC to review, recommend and oversee the determination of the compensation for Emera’s executive officers and the administration of all the Company’s executive compensation plans and programs. Effective February 21, 2025, the current members of the MRCC are:

•	Henry E. Demone (Committee Chair)

•	James V. Bertram

•	Paula Y. Gold-Williams

•	Brian J. Porter

•	Jochen E. Tilk

All members of the MRCC are independent Directors. Each member of the MRCC has experience with human resources issues and compensation matters. More detailed information on each member’s qualifications and experience is contained in the section entitled Director Nominees earlier in this Circular.

The MRCC considers best practices in determining and monitoring executive compensation as discussed in this Circular. We are guided by the following key practices, which we believe promote good governance and serve the interests of our shareholders.

Align the Company’s compensation programs with its strategy, using performance metrics that support short- and long-term goals.

Align executive pay with shareholders’ interests by having a significant component at risk, tied to both short- and long-term performance.

Provide a significant portion of compensation through long-term incentives for the majority of the senior executives and for other employees whose actions may have a material impact on the Company’s risk profile to discourage the taking of short-term or excessive risks.

Do not provide for the payment of dividends on unvested share awards.

Conduct pay equity analyses to help ensure the Company’s hiring and pay practices promote equity.

Convert USD earnings to CAD using a budgeted exchange rate to prevent foreign exchange fluctuations from impacting performance measurement against targets.

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Monitor the ratio of the Company’s CEOs’ total compensation to the median employees’ total compensation.

Disclose a lookback table showing how much the President and CEO has received in compensation over the past five years.

Perform an annual risk assessment to identify risks associated with our pay structure.

Retain an independent compensation advisor for the MRCC that does not provide any services directly to management.

Permit payout reductions or withholdings and performance thresholds in short-term and equity-based incentives for underperforming results, at the MRCC and Board’s discretion.

Provide shareholders with the opportunity to vote on a “Say on Pay” resolution at the Company’s Annual Meeting.

Use double-trigger change of control agreements.

Apply anti-hedging and anti-monetizing policies to directors and officers.

Test compensation awards for appropriate alignment between pay and performance under several different outcome scenarios.

Annually review the ongoing appropriateness of the Company’s comparator group for compensation benchmarking purposes.

Do not compensate Emera’s executives for holding Board seats at operating companies.

Prohibit the repricing or backdating of stock options.

Have significant share ownership requirements for NEOs.

Impose a one-year post-retirement hold period and count only vested DSUs and shares held by the executive toward share ownership requirements.

Have a pension oversight governance framework in place for pension benefits.

Have a clawback policy that allows the Company to recoup short- and long-term incentive payments made to senior executives in cases where: (a) the payments were based on reported financial results that were subsequently corrected or restated as a result (or partial result) of the executive’s gross negligence, misconduct or fraud and the reward received would have been lower had the financial results been properly reported; or (b) the executive commits a serious breach of the Company’s Code of Conduct.

Provide guidance and oversee the Company’s extensive succession planning program.

MRCC Governance

The MRCC is responsible for reviewing the alignment of Emera’s compensation programs, including incentive pay programs, with Emera’s strategic plans, performance and risk management principles. The Committee annually reviews compensation for the President and CEO and senior management of the Company. The MRCC oversees the administration of the incentive plans providing for the award of short- term incentives, stock options, PSUs, RSUs and DSUs in accordance with the provisions of the respective plans.

The Committee reviews, and recommends to the Board of Directors, compensation policies and processes, any new incentive plan and the equity compensation plans and any changes to such plans.

The Board Chair specifically discusses the President and CEO’s performance with each Director individually, and as a group, and provides feedback to the MRCC, the Board and the President and CEO on at least an annual basis. In addition, the CEO reports, and the Committee reviews, the progress toward annual objectives at every Board meeting.

Risk Management and Compensation

As part of the Board and MRCC’s oversight responsibilities for the design and administration of Emera’s executive compensation programs, the MRCC identifies and discusses design features or processes that may potentially represent conflicts of interest or inducements for unnecessary or excessive risk-taking by senior executives.

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The MRCC also regularly monitors industry trends with respect to risk management and conducts an annual risk assessment in consultation with an external compensation consultant. Emera’s compensation programs and policies are designed to incorporate the Company’s view on appropriate risk, as demonstrated by the elements shown below, which are discussed in greater detail in the sections that follow:

The Company regularly reviews its executive compensation programs with third-party compensation advisors to confirm the programs continue to align with shareholder and stakeholder interests, comply with regulatory requirements and are consistent with sound principles of risk management and governance. The MRCC retains an independent compensation advisor that does not provide any services directly to management.

The Company has a pay-for-performance philosophy and the mix of short- and long-term programs assists in mitigating excessive risk-taking.

Vesting requirements, stress testing of potential payouts, clawback provisions, an anti-hedging policy and share ownership requirements are part of the Company’s overall plan design to mitigate risk. For more information, please see the Executive Share Ownership Requirements and Anti-Hedging Policy section on page 94.

The Company’s compensation governance structure involves the Board, the MRCC, the MRCC’s external compensation advisor, management and management’s external compensation advisors.

All members of the MRCC have the necessary background and expertise in human resources issues and compensation matters to fulfil their obligations to the Board and to shareholders.

In 2024, management engaged Mercer to assist in the annual compensation risk assessment, which confirmed that Emera’s compensation practices align with market best practices and pose no material risks. The MRCC found that compensation is well-balanced, with appropriate checks in place to mitigate risks, such as performance-based incentives, share ownership requirements and clawback policies. Additionally, the use of multiple performance measures, capped payouts and retention-focused vesting conditions help align executive interests with those of shareholders. Based on these findings, the MRCC concluded that Emera’s compensation programs effectively manage risk and will continue to review their alignment with shareholder interests.

Succession Planning and Leadership Development

At Emera, succession planning is a dynamic, ongoing process of identifying, assessing and developing leadership competencies and business skills. The purpose is to confirm the Company’s capacity to meet future strategic objectives and to replenish critical organizational roles over time.

The MRCC supports the Board in succession planning for the President and CEO and oversees senior management succession for the Company and its subsidiaries, with the Board responsible for approving officer appointments. As part of Emera’s comprehensive succession planning, management and the MRCC annually review detailed succession and development plans, including potential candidates for CEO and senior management positions across the Company and its operating companies. The Committee oversees the process, assessing senior leadership across all subsidiaries to leverage Emera’s full talent pool. The Board receives progress updates from the CEO at each meeting during the in-camera session, and the Chair holds annual discussions with each Board member. External candidates are also considered when filling executive roles.

As part of Emera’s comprehensive succession planning process, management and the MRCC review, on an annual basis, the detailed management succession and development plans and potential candidates for CEO and senior management positions throughout the Company and its operating companies. The Committee oversees the management succession planning process and developmental strategy, which includes assessments of the senior leadership at all operating companies to leverage the entire talent pool across Emera. The Board receives a related progress report from the CEO at every Board meeting during the in-camera session. In addition, the process also involves an annual discussion between the Chair and every member of the Board. The Company also considers external candidates when filling executive roles.

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The succession planning process includes the identification of successors for all executive roles on a temporary or urgent basis in the event of an unexpected vacancy. This helps to ensure that any impact on the Company’s operations is minimized until such time that a permanent successor is in place.

Emera is committed to developing leaders at all levels and has a comprehensive annual assessment process and framework to coordinate leadership development across the Company. This assessment process identifies areas of development for individuals and the leadership team related to identified core leadership capabilities. Personal development plans and overall Company leadership development programs are in place for both existing and potential leaders. The Company focuses on ensuring challenging work assignments are offered, secondments to operating companies are made where appropriate, regular leadership development training occurs and mentors are assigned, where beneficial.

Emera will continue these focused efforts to build leadership capacity throughout the organization in support of its long-term growth strategy.

Compensation Advisors

The MRCC retains the services of independent compensation advisors to assist in discharging its duties, including determining the compensation payable to the President and CEO and other senior officers.

Since 2007, the MRCC has engaged Hugessen as its principal advisor to provide independent advice, compensation analysis and other information for compensation recommendations. Hugessen provides advice on the competitiveness and appropriateness of compensation practices and comparator groups for Emera. In addition, Hugessen advises the MRCC on policy recommendations made by management and reviews and provides commentary on the Company’s Statement of Executive Compensation. As independent advisors to the MRCC, Hugessen does not provide any professional services to management.

The MRCC:

•	Annually reviews the advisor’s performance and fees.

•	With input from Company management and the advisor, annually, or as needed, determines the specific work the advisor is to undertake and the fees associated with this work.

•	Prior to undertaking any work, ensures the advisor provides an outline of the scope of work and related fees, and the MRCC Chair must provide written pre-approval.

•	Does not approve any work that, in its view, could compromise the advisor’s independence in serving the MRCC.

In addition to the MRCC’s compensation advisor, management engaged the services of Mercer and TELUS Health in 2024 to assist in executive compensation matters.

In making its decisions on the compensation program, the MRCC reviews information and recommendations provided by Hugessen, Mercer and TELUS Health, but all decisions remain the responsibility of the MRCC and the Board.

The table below summarizes the fees paid to all external compensation advisors in 2023 and 2024.

Advisor	2024		2023
	Executive Compensation- Related Fees ($)	All Other Fees ($)	Executive Compensation- Related Fees ($)	All Other Fees ($)
Hugessen Consulting Inc. (1)	273,202	Nil	143,193	Nil
TELUS Health (2)	Nil	98,974	Nil	109,102
Mercer (Canada) Limited (3)	3,468	137,754	38,131	212,876

(1)	The increase in Hugessen Consulting Inc.’s fees was largely driven by a detailed review in 2024 of Emera’s executive compensation benchmarking peer group.
(2)

TELUS Health provides actuarial services for the Company’s registered and supplemental pension plans and provides support to management with the drafting of the Pension Plan Benefits section of this circular as well as the Black-Scholes calculation used to value stock options granted under the Stock Option Plan.

(3)

Mercer (Canada) Limited was retained by the Nominating and Corporate Governance Committee in 2024 and 2023 to review Directors’ compensation; the fees for that review are included in the amounts shown.

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Compensation Process

BENCHMARKING DATA

The MRCC is responsible for annually reviewing the composition and use of comparator groups to assist in determining the compensation recommendations for the Company’s senior officers, including the President and CEO and other NEOs. The recommendations are then brought to the Board for approval. The MRCC undertakes periodic reviews of compensation design and total compensation opportunities for the senior management team, which helps ensure the programs are current and that they are fair comparisons for particular roles, recognizing varying responsibility and scope of executive positions within Emera and its operating companies.

Emera management engages the services of Mercer to compile market information on senior management compensation relating to base salary and short- and long-term incentives. The MRCC also uses its independent compensation advisor, Hugessen, to assist in providing benchmarking data and advice when setting executive compensation levels and making changes to the Company’s compensation programs.

A complete benchmarking review takes place annually, and the scope of services includes competitive market studies of senior executive compensation levels, review and observations of current executive compensation philosophy, policies and practices, and a review of pay and performance comparators. A review of the Company’s benchmarking peer group was completed at the end of 2023 and no changes were made at that time.

The Company’s comparator group for senior executives consists of two subgroups: (1) a Canadian group of companies in the Canadian energy, utility and general industry sectors; and (2) a United States (“US”) group of US energy and utility companies. It consists of the following companies:

BENCHMARKING PEER GROUP MIX	Canadian comparators	US comparators

Energy & Utility Industry

Algonquin Power & Utilities Corp.

AltaGas Ltd.

ATCO Ltd.

Fortis Inc.

Hydro One Ltd.

Keyera Corp.

Northland Power

Pembina Pipeline Corp.

TC Energy Corp.

TransAlta Corp.

General Industry

Air Canada

Canadian Pacific Railway

Canadian Tire Corp. Ltd.

Loblaw Companies Ltd.

Nutrien Ltd.

Restaurant Brands International LP Rogers Communications Inc.

TELUS Corp.

Energy & Utility Industry

Alliant Energy Corp.

Ameren Corp.

Atmos Energy Corp.

Avangrid Inc.

Black Hills Corporation

CenterPoint Energy, Inc.

CMS Energy Corp.

DTE Energy Company

Evergy, Inc.

Eversource Energy

NiSource Inc.

OGE Energy Corp.

Pinnacle West Capital Corp.

Sempra Energy

UGI Corp.

WEC Energy Group, Inc.

The inclusion of US companies reflects that approximately 77 per cent of Emera’s assets are US-based and approximately 65 per cent of Emera’s revenues came from US operations in 2024. It also recognizes the talent market for the executive team and that most of Emera’s executives have significant oversight over US operations. While the benchmarking group assists in determining the appropriate compensation ranges for base salaries, target short-term incentives and target long-term incentives for the senior executive team, the Committee does not believe in a “one size fits all” approach and looks at the circumstances of each executive when determining whether to benchmark using the full comparator group or whether a different approach is warranted. The Committee considers the corporate and geographical scope of each executive’s responsibilities when setting benchmark comparator groups. When benchmarking executives who are paid in Canadian dollars against roles that are paid in US dollars, the Company uses the five-year average exchange rate between Canada and the US to smooth out the impact of currency fluctuations.

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The following chart shows where Emera was positioned compared to the companies in both the Canadian and the US comparator groups based on selected key financial metrics – market capitalization, total enterprise value, assets, revenues and earnings before interest, taxes, depreciation and amortization (“EBITDA”).

EMERA VS. PAY BENCHMARKING COMPARATOR GROUPS

(1)	As at date of analysis, February 22, 2024.
(2)	Last twelve months at December 31, 2023.
Note:	The above table was prepared by Hugessen Consulting Inc. using data from S&P Capital IQ.

In addition to using publicly disclosed compensation data from the companies in the comparator group, for additional comfort, the MRCC also considers executive compensation data from energy and services companies with similar revenues to Emera in Mercer’s Total Compensation Survey for the Energy Sector. In some cases, the MRCC may consider executive compensation data from general industry companies of similar size to Emera in Mercer’s Benchmark Database Survey.

With the assistance of Hugessen and Mercer, the Committee conducted a compensation benchmarking review of the executive team at the end of 2023 to set 2024 pay using the comparator group and survey data and undertook a review of the competitiveness and appropriateness of Emera’s compensation programs. More details on the results of the review are provided in the next section.

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Annual Compensation Review Process

Establish Compensation Ranges	Performance Assessment by the President and CEO	Recommendation for Target Compensation	Board Evaluation of President and CEO	MRCC Recommendations
Each executive position has a range for base salary, target short-term incentive and target long-term incentive established annually by using benchmarking data and other information on industry trends for similar positions in terms of scope and responsibility.	The President and CEO conducts an annual performance assessment of each executive leader, including the NEOs. The performance assessments help shape the recommendations for annual salary adjustments.	Based on the performance assessments and benchmarking data, the President and CEO recommends the total target compensation for each senior leader, excluding themselves, to the MRCC for review and approval.

The Board conducts an annual performance assessment of the President and CEO.

In consultation with Hugessen, the MRCC reviews benchmarking data and industry trends for positions similar in scope to that of the President and CEO.

The MRCC makes recommendations for total target compensation for the senior management team, including the President and CEO and other NEOs, to the Board of Directors.

As part of the annual compensation review process, the MRCC reviews emerging best practices and risk considerations.

2024 COMPENSATION DECISIONS

At the end of 2023, both the Committee’s compensation advisor, Hugessen, and management’s compensation advisor, Mercer, provided the results of their benchmarking reviews, which assisted in setting the compensation levels for the NEOs for 2024 as described below.

Scott Balfour

President and CEO, Emera Inc.

	2024 Compensation Mix	2023 Compensation Mix	Year-Over-Year Change
Base Salary	$1,189,650	$1,133,000	5%
STIP Target	100%	100%	0%
LTIP Target	515%	515%	0%

Total Direct Compensation	$8,505,998	$8,100,950	5%

2024 At-Risk Compensation

Mr. Balfour received a 5 per cent increase to base salary, resulting in a 2024 total target compensation of $8.5 million. In keeping with the Company’s pay-for-performance approach, 86 per cent of Mr. Balfour’s compensation is allocated to his short- and long-term incentive targets, closely linking his compensation to the achievement of key objectives that advance Emera’s corporate strategy and performance metrics that measure long-term shareholder value.

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Greg Blunden

CFO, Emera Inc.

	2024 Compensation Mix	2023 Compensation Mix	Year-Over-Year Change
Base Salary	$675,000	$620,000	9%
STIP Target	80%	80%	0%
LTIP Target	220%	220%	0%

Total Direct Compensation	$2,700,000	$2,480,000	9%

2024 At-Risk Compensation

To reflect Mr. Blunden’s position against other CFOs and his continued growth and performance, he received a 9 per cent increase to base salary.

Archie Collins

President and Chief Executive Officer, Tampa Electric

	2024 Compensation Mix	2023 Compensation Mix	Year-Over-Year Change
Base Salary	$625,000	$600,000	4%
STIP Target	80%	80%	0%
LTIP Target	170%	150%	13%

Total Direct Compensation	$2,187,500	$1,980,000	10%

2024 At-Risk Compensation

In consideration of Mr. Collins’ strong performance and his peer group, he received an overall increase of 10 per cent, including an increase to base salary and LTIP target.

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Karen Hutt

Executive Vice President, Business Development and Strategy, Emera Inc.

	2024 Compensation Mix	2023 Compensation Mix	Year-Over-Year Change
Base Salary	$550,000	$535,000	3%
STIP Target	70%	70%	0%
LTIP Target	200%	180%	11%

Total Direct Compensation	$2,035,000	$1,872,500	9%

2024 At-Risk Compensation

To maintain Ms. Hutt’s relative positioning against market and in recognition of her performance, Ms. Hutt received an overall 9 per cent increase, including an increase to base salary and LTIP target.

Dan Muldoon

EVP, Project Development and Operations Support, Emera Inc.

	2024 Compensation Mix	2023 Compensation Mix	Year-Over-Year Change
Base Salary	$540,000	$535,000	1%
STIP Target	70%	70%	0%
LTIP Target	160%	150%	7%

Total Direct Compensation	$1,782,000	$1,712,000	4%

2024 At-Risk Compensation

Mr. Muldoon received a 4 per cent overall increase, including an increase to base salary and LTIP target.

As a result of the changes, the variable or at-risk component of the five NEOs’ compensation averaged 75 per cent in 2024. The changes made to the compensation of the respective NEOs in 2024 are also reflected in the NEO Summary Compensation Table.

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Elements of Compensation

BASE SALARY

While the MRCC focuses on total compensation, base salary remains an important part of the overall compensation package the Company offers its executives. Base salary provides stable and predictable income that reflects the individual’s skills, experience and the responsibilities of their role.

SHORT-TERM INCENTIVE PLAN

The compensation awarded under the STIP links a portion of an executive’s compensation to the achievement of predetermined levels of performance in support of corporate and business unit objectives. These objectives are designed to focus on short-term goals (typically on an annual basis) that are intended to deliver value to customers and contribute to increased shareholder value in the longer term. Emera has adopted the scorecard approach to translate corporate strategies into measurable incentive plan goals. Target payouts under the scorecards are generally set as a percentage of salary and are benchmarked against the median for positions with similar responsibilities in comparator companies.

On the recommendation of the MRCC, the Board of Directors of Emera approves scorecards that set forth corporate objectives and related threshold, target and stretch performance levels to be achieved each year. Short-term incentive payouts for senior management, including the NEOs, are based on scorecard results with potential payouts ranging from 0 to 200 per cent of target.

2024 SHORT-TERM INCENTIVE RESULTS

2024 EMERA CORPORATE SCORECARD

The scorecard for Emera (“Emera Corporate Scorecard”) was developed by management and approved by the Emera Board of Directors, on the recommendation of the MRCC, at the beginning of 2024. It was used to determine the short-term incentive payouts for our corporate-level NEOs, Mr. Balfour, Mr. Blunden, Ms. Hutt and Mr. Muldoon. The short-term incentive payout for Mr. Collins was based on the Tampa Electric Corporate Scorecard discussed below.

The Emera Corporate Scorecard objectives were based on the Company’s Business Plan for the year and include threshold, target and stretch performance measures for each objective. To reach target level performance, all threshold and target measures must be achieved, and to reach stretch level performance, all threshold, target and stretch measures must be achieved.

The following shows the elements and results of the Emera Corporate Scorecard for 2024.

FINANCIAL MEASURES (1) – 70% TARGET WEIGHTING

COMPENSATION NET INCOME (2) (50% TARGET WEIGHTING)	COMPENSATION CASH FLOW (2) (20% TARGET WEIGHTING)

Payout: 44.6%	Payout: 32.8%

(1)

Percentage payouts, below or above target for financial measures, are interpolated on a scale between each level of performance (50 per cent for threshold, 100 per cent for target and capped at 200 per cent for stretch).

(2)

Adjusted net income attributable to common shareholders for compensation purposes (“compensation net income”) and cash flow from operations for compensation purposes (“compensation cash flow”) are non-GAAP financial measures and do not have a standardized meaning as prescribed by USGAAP. Calculation of these measures and reconciliation to the nearest GAAP measures are discussed on page 84.

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SAFETY, ENVIRONMENT AND PEOPLE – 30% TARGET WEIGHTING SAFETY (10% TARGET WEIGHTING)

Threshold Measures	Target Measures	Stretch Measures
• 90% of Emera Inc. employees develop and share Personal Safety Plans, which will include one action relating to psychological safety. • Develop and implement a New Worker Orientation Program.

•  Consolidated Lost Time Injury (LTI) Frequency Rate <= to the five-year average (0.32).

•  80% of Emera Inc. Senior Management Team (SMT) (director and above roles) to participate in 1 high-risk review or 1 safety engagement every six months.

• 25% reduction in Emera Consolidated High Energy Serious Injury or Fatality (HSIF) events (internal employees plus contractors).

Safety Result: Threshold Payout: 5%

ENVIRONMENT (10% TARGET WEIGHTING)

Threshold Measures	Target Measures	Stretch Measures
• Implement the Cority Compliance Obligation module at Emera Inc.

•  No Significant Environmental Incidents.

•  Implement the Scope 3 emission inventory roadmap developed in Phase 1 of the initiative in 2023.

•  Year-end emission forecasts and updated climate transition plan to demonstrate that Emera is on track to fully achieve its 2025 Climate Commitment Goal.(1)

•  100% of all level 2 environmental audit findings are closed within 6 months.

•  Percentage achievement of a Moderate Environmental Incidents (MEI) reduction target of 25% from the 5-year (2019–2023) average (43%). The stretch percentage achievement is to be pro-rated based on an MEI target reduction from the 5-year average.

Environment Result: Stretch Payout: 20%

PEOPLE (10% TARGET WEIGHTING)

Threshold Measures	Target Measures	Stretch Measures

•  Conduct a workshop for Emera Inc. employees on psychological safety. All functional leaders will submit a team action plan beginning in 2024.

•  95% of Emera employees and contractors will complete cyber security training.

•  Ensure external postings have qualified shortlists including at least one person from an underrepresented group, 75% of the time.

•  Achieve phishing “test click rate” results of 4.5% or lower at the end of the year (after removing best and worst month results and roll up of all businesses).

•  90% of employees attend a change management elearning or workshop and each VP presents a change plan to their Corporate Leadership Team member or peer panel for supporting a change within their team.

•  Achieve phishing “test click rate” results of 3.5% or lower at the end of the year (after removing best and worst month results and roll up of all businesses).

People Result: Stretch Payout: 20%

Total 2024 Emera Corporate Scorecard Result: 122.4%

The financial targets reflected in the scorecard are linked to per share outcomes but are set at absolute levels to avoid the risk of incentive impacts influencing the timing of financing decisions within the year.

(1)	The Emera Board has granted stretch considering external factors that influenced our ability to meet all requirements and was satisfied that management completed all Company- controlled initiatives.

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The compensation cash flow and compensation net income figures that are shown in the Emera corporate scorecard are adjusted for incentive purposes from the Company’s reported figures. The Company considers the following general principles when determining whether it should adjust financial results for incentive plan purposes:

•	The Company adjusts the reported figures for specific items the Company believes are significant, but not reflective of underlying operations in the period.

•

Incentive compensation should be directly linked to the performance of the core business and delivering on the plan of record. Meaningful accounting gains or losses are generally the result of strategically or financially driven transactions in which there has been direct involvement and support of the Board; therefore, the impacts of the transactions should typically be excluded from incentive compensation, except as noted below. The Company does not want its strategically or financially driven decisions to be influenced by compensation impacts.

•

The Company should, however, consider including all or some portion of the gain (positive impact) or loss (negative impact) if such gain or loss appropriately reflects the value creation or value destruction and overall performance of management in the decision or execution of the transaction leading to such gain or loss.

•

Alignment of performance and compensation requires judgement at times. Therefore, the Board reserves the right to adjust incentive payouts in either direction to satisfy itself that there is close alignment between performance and compensation.

For the 2024 Financial portion of the Emera Corporate Scorecard, the Board adjusted the Compensation Cash Flow results. The timing of fuel and storm cost recoveries had significant impacts on the Company’s Compensation Cash Flow metric in the Emera corporate scorecard. These unexpected costs will ultimately be recovered in subsequent years following established regulatory processes and incorporated into respective future budgets and targets. As such, the Board adjusted the 2024 Compensation Cash Flow to neutralize the impact of timing differences between when the fuel and storm costs are incurred and when they will be recovered. Additionally, the Board adjusted compensation net income to neutralize the impact to earnings from the strategic asset sale of LIL. In recognition of Management’s efforts in successfully completing the timely sale of LIL as well as the improvements to the Company’s balance sheet, the Committee has applied discretion to positively adjust earnings by $18M. The table that follows shows the reconciliation between the reported and adjusted figures used in the Emera Corporate Scorecard. Adjustments in respect of the 2022 PSU grant are disclosed on page 90.

Compensation net income reconciliation (in millions $)	2024
Reported net income attributable to common shareholders	494
Less: Gain on sale of LIL, after-tax (1)	(129)
Less: Financing structure wind-up	(58)
Add: Charges related to wind-down costs and certain asset impairments, after-tax (2)	26
Add: Charges related to the pending sale of NMGC, after-tax (3)(4)	225
Add: Mark-to-market (“MTM”) loss, after tax (5)	291
Less: Adjustment to translate USD earnings to budgeted foreign exchange rate	(2)
Add: Earnings impact from sale of LIL	20
Add: Discretionary adjustment to reflect strong management performance and strong financial momentum achieved during the year	18

Compensation net income	885

Compensation cash flow reconciliation (in millions $)	2024
Reported operating cash flow	2,646
Less: Changes in non-cash working capital	(452)
Less: Adjustment to translate USD earnings to budgeted foreign exchange rate	(1)
Add: Pre-working capital impact from sale of LIL	28
Add: Transaction costs related to sale of LIL and NMGC	17
Add: Adjustment for extraordinary fuel costs to be recovered in subsequent years	6
Add: Adjustment for extraordinary storm costs to be recovered in subsequent years (6)	536

Compensation cash flow	2,780

(1)	Net of income tax expense of $53 million.

(2)	Net of income tax recovery of $6 million.

(3)	Represents (i) $206 million in non-cash goodwill and other impairment charges, after-tax and (ii) $19 million in transaction costs, after-tax.

(4)	Net of income tax recovery of $21 million.

(5)	Net of income tax recovery of $117 million.

(6)	Includes costs related to Hurricane Debby, Hurricane Helene and Hurricane Milton.

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2024 TAMPA ELECTRIC CORPORATE SCORECARD

The scorecard for Tampa Electric Company (“Tampa Electric Corporate Scorecard”) was developed by management and approved by the Tampa Electric Company Board of Directors. It was used to determine the short-term incentive payout for Mr. Collins.

FINANCIAL MEASURES(1) – 35% TARGET WEIGHTING

TE COMPENSATION NET INCOME (2)(3) (30% TARGET WEIGHTING)	TE COMPENSATION CASH FLOW (2)(3) (5% TARGET WEIGHTING)

Payout: 20.26%	Payout: 4.11%

SAFETY, PEOPLE, CUSTOMER, ASSET MANAGEMENT – 65% TARGET WEIGHTING SAFETY (20% TARGET WEIGHTING)

Measures Included:	Highlights

•  Proactive Incident Rate (“PAIR”) > 250 and > 90% of the Operational Performance Coaches complete > 4 Compliance Checks and include this goal in their Personal Safety Plan.

•  High-risk reviews.

•  No HSIF for the year.

•  All HSIF, Low-Energy Serious Injury or Fatality (“LSIF”) and Potential Serious Injury or Fatality (“PSIF”) incidents undergo an executive review.

•  Achieve an OSHA Lost Time Injury Rate that is >20% better than the 2019–2023 five-year average.

•  The number of energized primary wire downs is reduced >5% compared to the 2021–2023 three-year average.

• All threshold and target measures were achieved.

Safety Result: Target Payout: 20%

PEOPLE (15% TARGET WEIGHTING)

Measures Included:	Highlights

•  Each function will provide a quarterly update on Functional Engagement Survey action planning.

•  Reduce the overall time-to-hire for external hires in Q2–Q4 by 5%, measured against the time to hire Q1 baseline.

•  Complete the job architecture project.

•  Achieve employee retention objectives.

• All threshold, target and stretch measures have been achieved.

People Result: Stretch Payout: 30%

(1)	The financial figures for Tampa Electric are shown in USD.
(2)

Adjusted Tampa Electric net income for compensation purposes (“TE compensation net income”) and Tampa Electric cash flow from operations for compensation purposes (“TE compensation cash flow”) are non-GAAP financial measures and do not have a standardized meaning as prescribed by USGAAP. Calculation of these measures and reconciliation to the nearest GAAP measures are discussed on page 86.

(3)

Percentage payouts, below or above target for financial measures, are interpolated on a scale between each level of performance (50 per cent for threshold, 100 per cent for target and capped at 200 per cent for stretch).

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CUSTOMER (15% TARGET WEIGHTING)

Measures Included:	Highlights

•  Decrease the total handle time in our contact center by a minimum of 5%.

•  Achieve ≥73% of Power, Quality and Reliability (PQR) Index.

•  Develop at least 5 customer asset management plans, assign an Operations Manager as the owner and establish centralized documentation.

•  Decrease the total handle time in our contact center by a minimum of 7%. Achieve a Composite Reliability Score that is >1% better than the 2021–2023 three-year average.

•  Achieve ≥73% of the Customer Partnership Index.

•  Decrease the total handle time in our contact center by a minimum of 10%.

• All threshold and target measures were achieved. Stretch measures were partially met.

Customer Result: Target Payout: 22.5%

ASSET MANAGEMENT (15% TARGET WEIGHTING)

Measures Included:	Highlights

•  Completion of the CCS/H2 business model evaluation work.

•  Annual cybersecurity training completion rate of ≥95%. Achieve an average monthly Cyber Security phish rate of <4.5% following the removal of the best and worst month.

•  Manage our 2024 budgeted sustaining and non-AFUDC capital spend ($470.7M) within +/– 3%.

•  Successful completion of the 2024 milestones associated with the CSF Cybersecurity System Project for corporate critical assets by year-end, resulting in an improved security culture for resilience and digital trust.

•  Achieve an average monthly Cyber Security phish rate of <3.0% following the removal of the best and worst month.

•  Annual system fleet efficiency is >0.5% better than the 2024 budget.

•  Generate >$3 million in incremental OOR (Other Operating Revenue) compared to 2023 final results.

• All threshold and target measures were achieved.

Asset Management Result: Target Payout: 15%

Total 2024 Tampa Electric Scorecard Result: 111.87%

TE compensation net income reconciliation (in millions $)	2024
Reported net income	468
Add: Charges related to wind-down costs and certain asset impairments, after-tax (1)	2

TE compensation net income	470

(1)	Net of income tax recovery of $1 million.

TE compensation cash flow reconciliation (in millions $)	2024
Reported operating cash flow	1,164
Less: changes in non-cash working capital	(373)
Add: Adjustment for extraordinary storm costs to be recovered in subsequent years, after-tax (1)	294

TE compensation cash flow	1,085

(1)	Net of income tax recovery of $100 million.

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LONG-TERM INCENTIVE PROGRAM

In 2024, there were three primary components of long-term incentive compensation for senior management, including the NEOs: the Performance Share Unit Plan (the “PSU Plan”), the Restricted Share Unit Plan (the “RSUs Plan”) and the Senior Management Stock Option Plan (the “Stock Option Plan”). The MRCC is responsible for granting PSUs, RSUs and stock options. The 2024 LTIP mix is shown below.

	PSU	RSU	Stock Options
Term	Three years	Three years	10 years

Description	Notional share units with performance criteria	Notional share units	Option to purchase Emera shares at an exercise price determined by the fair market value at the time of the grant

Grant Price	50-day average closing Emera share price before grant date	50-day average closing Emera share price before grant date	Exercise price is the closing share price on the trading day immediately preceding the grant date

Frequency of Grants	Granted annually	Granted annually	Granted annually

Performance Criteria	Earnings per Share Growth (75% weighted)	No performance criteria	Appreciation of share price from grant date to exercise date
Relative Total Shareholder Return (25% weighted)

Dividends	Dividends are re-invested on a compounded basis	Dividends are re-invested on a compounded basis	Not eligible for dividends

Vesting	Three-year cliff vesting	Three-year cliff vesting	20% per year over five years, starting on the first anniversary of the grant date

Payout	Paid out in cash after vesting, subject to the achievement of the performance criteria	Paid out in cash after vesting.	Optionee has 10 years from the grant date to exercise vested options

This mix is aligned with market practice and provides for a balance between Company performance and retention, while maintaining the Company’s pay-for-performance strategy by closely linking a significant portion of the executive’s compensation to that of the shareholder experience.

The number of PSUs, RSUs and stock options granted to senior management is determined after considering competitive benchmarking data and the individual’s level of responsibility within the Company. Grants are calculated each year based on each executive’s long-term incentive target percentage and base salary and, generally, the grant amount increases with the level of responsibility. The values of PSUs, RSUs and stock options increase or decrease over the term of a particular grant based on increases or decreases in Emera’s common share price.

The MRCC considers previous grants and looks at a history of total compensation each year before approving any new PSU, RSU or stock option grants for senior management (including the NEOs). This helps to ensure grants remain reasonable in light of market data, the performance of the Company and the performance of the individual.

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The table below provides a summary of the 2024 long-term incentive grants awarded to the NEOs.

	Options granted (#)	Options grant value ($)(1)	PSUs granted (#)	PSUs grant value ($)(2)	RSUs granted (#)	RSUs grant value ($)(2)	Total LTIP value ($)
Scott Balfour	325,900	1,531,730	63,700	3,063,333	31,849	1,531,618	6,126,681
Greg Blunden	79,000	371,300	15,440	742,510	7,719	371,207	1,485,017
Archie Collins	56,500	265,550	11,047	531,250	5,525	265,697	1,062,497
Karen Hutt	58,500	274,950	11,437	550,005	5,719	275,027	1,099,982
Dan Muldoon	46,000	216,200	8,983	431,992	4,488	215,828	864,020

(1)

Stock options are granted based on the Black-Scholes methodology. Please see the Senior Management Stock Option Plan section on page 91 for details on the Black-Scholes results and the Company’s use of a floor value ratio.

(2)	PSU and RSU grant values were calculated using the 50-day average closing share price of an Emera common share for the last 50 trading days of 2023, which was $48.09.

More details about the PSU Plan, the RSU Plan and the Stock Option Plan are set forth below.

PERFORMANCE SHARE UNIT PLAN

The PSU Plan is designed to retain and incentivize employee participants by allowing senior management and key employees in specific roles to participate in the long-term success of the Company. A PSU is a notional share unit that is based on the value of an Emera common share – the value of a PSU changes directly in correlation to the value of an Emera share. PSUs also earn dividends like Emera shares; when a dividend is paid on Emera’s common shares, each participant is allocated additional PSUs based on the dividend paid on an equivalent number of Emera common shares.

Each year, designated senior leaders are awarded PSUs based on a pre-determined target of their base salary and the average 50-trading-day Emera common share price immediately preceding the effective grant date (the average is used to smooth out any short- term fluctuations in the share price). Each PSU grant has a three-year performance period. In addition to being affected by fluctuations in the Emera share price, the value of a PSU is also dependent on the achievement of financial objectives that help measure the increase in shareholder value. The MRCC establishes these financial objectives at the beginning of the performance period. By linking the value of the PSUs to Emera’s financial performance over the three-year vesting period, the plan aligns the interests of senior leaders with the interests of Emera’s shareholders and helps ensure that payouts are consistent with Company performance and shareholder experience. All PSU grants and payouts must be approved by the MRCC.

At the end of the performance period, a performance factor is applied to the PSU grant based on the achievement of the financial objectives. If the Company fails to meet the performance objectives for a particular PSU grant, the Plan may pay out at less than target or may not pay out any amounts at all. Even if targets are exceeded, the maximum performance factor is 200 per cent.

Accordingly, the amount payable to participants, including NEOs, at the end of the three-year performance period is determined by:

The payout is based on the average 50-trading-day closing price for Emera common shares at the end of the three-year performance period to smooth out short-term price fluctuations. Payments are made in cash.

2024 PSU GRANT PERFORMANCE METRICS

The Company’s long-term focus continues to be on EPS growth and long-term shareholder value creation. Accordingly, the Company used the following two weighted metrics for the 2024 PSU grant:

1.	Compensation EPS (1) growth, which continues to be a fundamental measure of the increase in profitability of the Company; and

2.	Relative TSR, a key measure of Emera’s relative performance against a Canadian custom peer group.

(1)

Adjusted EPS for compensation purposes (“Compensation EPS”) is a non-GAAP financial measure that does not have a standardized meaning under USGAAP. Calculation of this measure and reconciliation to the nearest GAAP measure is discussed on page 90.

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The Relative TSR metric measures Emera’s TSR against the average of the below Canadian custom peer group, which is comprised of close industry peers who Emera competes with for capital. The Committee recognizes that the composition of a suitable peer group is challenging given the limited investor-owned utilities in Canada.

RELATIVE TOTAL SHAREHOLDER RETURN CANADIAN CUSTOM PEER GROUP

Company name	Industry classification
Fortis Inc. Hydro One Limited Algonquin Power & Utilities Corp. Canadian Utilities Limited AltaGas Ltd. Enbridge Inc. TC Energy Corporation	Electric Utilities Electric Utilities Multi-Utilities Multi-Utilities Gas Utilities Oil, Gas and Consumable Fuels Oil, Gas and Consumable Fuels

The combination of the two metrics effectively measures management’s contributions to the creation of long-term value for shareholders.

The performance period for PSUs granted in 2024 is from January 1, 2024 to December 31, 2026 and the table below shows the performance factor levels:

Metrics	Weighting	Threshold (50%)	Target (100%)	Stretch (200%)
Compensation EPS: three-year compound annual growth rate	75%	3%	6%	9%
Relative Total Shareholder Return	25%	Equal to –25% (i.e., 2,500 bps) of Peer Group Average	Equal to Peer Group Average	Greater than or equal to +25% (i.e., 2,500 bps) of Peer Group Average

The threshold, target and stretch levels of performance are consistent with those for previous grants and are calibrated against a combination of the Company’s five-year business plan projections, dividend growth rate, actual and forecasted performance levels of peers and overall assessment of the expectations of shareholders.

The performance targets for the PSU awards are used for compensation purposes only and are not suitable for any other purpose. There is no assurance that any performance level will be met. The targets may also constitute forward-looking information. Forward-looking statements are based upon a number of assumptions and are subject to a number of known and unknown risks and uncertainties, any of which are beyond Emera’s control, which could cause actual results to differ materially from the performance targets. Please see the cautionary statement in Emera’s 2024 Annual Report with respect to risks and assumptions relevant to Emera’s determination of performance targets for compensation purposes.

PERFORMANCE SHARE UNIT PLAN RESULTS

The 2022 PSU grant had a performance period of January 1, 2022 to December 31, 2024 and was subject to two performance metrics:

•	Compensation EPS growth weighted at 75 per cent, which is a fundamental measure of the increase in profitability of the Company; and

•	Relative TSR weighted at 25 per cent, which measures the Company’s performance against a custom peer group comprised of Canadian companies.

The performance factor could range from 0 per cent to 200 per cent and is capped at 200 per cent. If the performance metric results multiplied by the TSR modifier exceed 200 per cent, the performance factor would be capped at 200 per cent.

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The threshold, target and stretch levels and results are shown in the table below:

Metrics	Weighting	Threshold (50%)	Target (100%)	Stretch (200%)
Compensation EPS: three-year compound annual growth rate	75%	3%	6%	9%
Relative Total Shareholder Return	25%	Equal to –25% (i.e., 2,500 bps) of Peer Group Average	Equal to Peer Group Average	Greater than or equal to +25% (i.e., 2,500 bps) of Peer Group Average

The results were as follows:

2022 Metric	Weighting	Threshold (50%)	Target (100%)	Stretch (200%)	2021	2024	Actual result	Weighted performance result
Compensation EPS	75%	3%	6%	9%	$2.81	$3.07	3.0%	37.5%

Relative TSR	25%	–3.2%	21.8%	46.8%	—	—	–0.40%	13.9%

Performance Factor:								51.4%

The Compensation EPS figures shown in the preceding table are adjusted from the Company’s reported figures as reconciled below. Like the approach used for determining the corporate scorecard results, and similar to previous PSU grant results, the Company has removed the dilution impact to earnings and related transaction costs due to the mid-year timing of the strategic sale of Labrador-Island Link. In addition, the Committee has followed the same approach as applied to the 2024 Emera balanced scorecard result and applied discretion to positively adjust earnings by $18M to reflect management’s performance with the sale of LIL and strong financial momentum achieved in 2024. This adjustment translates to $0.06 per share.

EPS (Basic) Reconciliation ($)	2021	2024
EPS (Basic)	1.98	1.71
Less: Gain on sale of LIL, after-tax	—	(0.45)
Less: Financing structure wind-up	—	(0.20)
Add: Charges related to wind-down costs and certain asset impairments, after-tax	—	0.09
Add: Charges related to the pending sale of NMGC, after-tax	—	0.78
Add: MTM loss, after-tax	0.83	1.01
Adjusted EPS (basic) (1)	2.81	2.94
Add: Remove the dilution impact from sale of LIL	—	0.07
Add: Discretionary adjustment to reflect strong management performance	—	0.06
Compensation EPS	2.81	3.07

(1)

Adjusted EPS (basic) is a non-GAAP financial ratio that does not have standardized meanings under USGAAP. A reconciliation of adjusted net income to reported net income and the resulting calculation of adjusted EPS (basic) for 2021 and 2024 are included in the “Non-GAAP Financial Measures” section of Emera’s Management’s Discussion and Analysis as at February 14, 2022 and the “Non-GAAP Financial Measures and Ratios” section of Emera’s Management’s Discussion and Analysis as at February 21, 2025, respectively. These sections are incorporated by reference herein and as filed on the Company website at www.emera.com and on SEDAR+ at www.sedarplus.ca.

The Committee applied the principles laid out in the 2024 Emera Corporate Scorecard in determining the adjustments to the reported figures.

The resulting overall performance factor applied to the 2022 PSU grant was 51.4 per cent (or 0.514), based on both Emera’s Compensation EPS growth rate and Relative TSR below target performance.

The total payout for all PSU Plan participants in respect of the 2022 PSU grant was approximately $7.0 million. The payout for each participant was 53 per cent of the original grant value, which factors in share price, notional dividend reinvestment and the performance factor.

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RESTRICTED SHARE UNIT PLAN

The RSU Plan is designed to achieve more balance between risk and leverage in Emera’s long-term incentive programs, while remaining consistent with our pay-for-performance philosophy.

An RSU is a notional share unit that is based on the value of an Emera common share – the value of an RSU changes directly in correlation to the value of an Emera share. RSUs also earn dividends similar to Emera shares; when a dividend is paid on Emera’s common shares, each participant is allocated additional RSUs based on the dividend paid on an equivalent number of Emera common shares.

Similar to PSUs, designated senior leaders or key employees are awarded RSUs annually based on a pre-determined target of their base salary and the average 50-trading-day Emera common share price immediately preceding the effective grant date (the average is used to smooth out any short-term fluctuations in the share price). Each RSU grant has a three-year vesting period.

At the end of the three-year period, RSUs are valued and paid out in cash calculated by multiplying the original number of RSUs granted and all additional notional dividends by the average 50-trading-day closing price for Emera common shares at the end of the three-year period. The calculation is as follows:

RESTRICTED SHARE UNIT PLAN RESULTS

The 2022 RSU grant had a vesting period of January 1, 2022 to December 31, 2024.

The total payout for all RSU Plan participants in respect of the 2022 RSU grant was approximately $10.3 million. The payout for each participant was 104 per cent of the original grant value (other than participants whose payouts were prorated due to retirement or leave of absence), which factors in share price and notional dividend reinvestment.

SENIOR MANAGEMENT STOCK OPTION PLAN

The Board of Directors has delegated the administration of the Stock Option Plan to the MRCC. The MRCC is responsible for approving, based on management’s recommendation, which employees of the Company and its operating companies will be eligible to participate in the Stock Option Plan.

Stock options are designed to deliver a percentage of the long-term incentive opportunity for senior management, including the NEOs, and are an important component of competitive executive compensation. Grants are calculated each year based on each executive’s long-term incentive target percentage and base salary and, generally, the grant amount increases with the level of responsibility. The Company considers stock options to be in alignment with long-term shareholder interests and the MRCC continues to review the use of options annually. All NEOs participate in the Stock Option Plan and have received stock options in 2024 as part of their long-term incentive.

The Company has historically valued stock options based on the Black-Scholes valuation methodology. However, the Committee adopted a floor value ratio of 10 per cent in 2015, following a review of market practices on valuation methodologies. If the Black-Scholes methodology leads to a value ratio that is less than 10 per cent, the floor of 10 per cent will apply. All other factors being equal, the use of a higher value ratio leads to fewer options. The Committee considers the application of a 10 per cent floor to be a prudent step to maintaining stock options as a part of the Long-term Incentive Program, while reflecting prevailing market conditions. The exercise price for stock options is the closing price of an Emera common share on the day immediately preceding the effective grant date. Options have a 10-year term and must be exercised before the expiry date and any unexercised options are forfeited upon expiry.

For the 2024 stock option grant, the Black-Scholes valuation resulted in a value ratio ranging from 6.0 per cent to 10.4 per cent. The range was dependent on the number of months over which the volatility calculation was measured, from 12 to 120 months. Because the valuation was 6.0 per cent over a 36-month period, the floor value ratio of 10 per cent was applied. Accordingly, the value of each option granted in 2024 was $4.70, which was 10.0 per cent of the closing Emera common share price of $46.97 on February 27, 2024, the trading day immediately preceding the grant date.

Stock options vest in 20 per cent increments on the first, second, third, fourth and fifth anniversaries of the grant date.

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Departure Scenario	Details

Termination With Cause or Resignation	Vested options must be exercised by the earlier of (1) 6 months from the termination date or (2) the expiry date. Unvested options held as of the termination date are forfeited.

Early Retirement	Vested options remain exercisable until the option expiry date. Unvested options expire. Executive must adhere to non- compete/non-solicit covenants (18 months for option holders and 24 months for CEO, or a shorter period if the MRCC considers it appropriate). Failure to comply with the restrictive covenants results in vested and unvested options expiring as of the date of breach.

Normal Retirement	Unvested options continue to vest in full and remain exercisable until the expiry date. Executive must adhere to non-compete/ non-solicit covenants (18 months for option holders and 24 months for CEO, or a shorter period if the MRCC considers it appropriate). Failure to comply with the restrictive covenants results in vested and unvested options expiring as of the date of breach.

Death of Optionee	Vested options must be exercised by beneficiary/legal representative by the earlier of (1) 6 months from the date of death or (2) the expiry date. Unvested options vest immediately if within 12 months of death; unvested options that do not vest within 12 months of death will expire.

Change of Control

If a change of control occurs and an executive is terminated within 24 months of the change of control and for “good reason” (as defined in the plan text and this Circular under Termination and Change of Control Benefits), then unvested options held at the time of termination vest immediately and must be exercised by the earlier of 6 months from the termination date or the expiry date of the option. Continued compliance with the executive’s employment terms is required, including non-compete and non-solicit covenants in favor of the Company.

In the event of a change of control, the Board may, without the consent of the option holder:

•  Convert or exchange any outstanding options for rights or other securities of substantially equal value in any entity involved in or resulting from the change of control.

•  Accelerate the vesting of options or terminate options upon or immediately prior to the change of control.

•  Substitute shares of the entity resulting from the change of control for shares of the Company.

•  Terminate options in exchange for cash and/or property equal to the value of the shares underlying the options, less the exercise price, as of the date of the change of control.

•  If the Board determines, in good faith, that the options would have no value upon exercise, the Board may terminate the options without payment.

Please see Termination and Change of Control Benefits for the NEOs’ entitlements on departure.

The maximum percentage of shares under all security-based compensation arrangements (including the Stock Option Plan and the ECSPP) issuable to insiders of the Company at any time is 10 per cent of the issued and outstanding shares of the Company. The maximum number of shares to be optioned to any one person under the Stock Option Plan is 5 per cent of the issued and outstanding shares of the Company at the date of the grant of the option. The number of shares issued to insiders, within any one-year period, under all security- based compensation arrangements, will not exceed 10 per cent of the issued and outstanding shares of the Company.

Under the Stock Option Plan, options may be granted in respect of authorized and unissued common shares of the Company to a maximum of 14.7 million shares, or approximately 4.97 per cent of the total issued and outstanding common shares of the Company as of December 31, 2024.

There have been 8,930,025 common shares issued under the Stock Option Plan since its inception, which represents approximately 3.02 per cent of the total issued and outstanding common shares of the Company as of December 31, 2024, leaving 5,769,975 common shares reserved for issuance under the Option Plan, representing 1.95 per cent of the total issued and outstanding common shares as at December 31, 2024. There are 3,796,040 common shares issuable under actual grants of options, which represent approximately 1.28 per cent of the total issued and outstanding common shares of the Company as of December 31, 2024 and, of that amount, 2,188,550 are vested and 1,607,490 are unvested.

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The Board of Directors of the Company may amend or discontinue the Stock Option Plan by resolution at any time and may, without shareholder approval, make amendments such as changes to vesting provisions and other minor changes of a housekeeping nature; however, shareholder approval is required for any amendment that:

•

Increases the number of common shares reserved for issuance, except an increase made in proportion to an increase in the number of common shares outstanding due to a stock dividend, stock split, amalgamation, reorganization, merger or similar event;

•	Extends eligibility to participate to non-employee Directors;

•	Permits rights under the Stock Option Plan to be transferred other than for normal estate settlement purposes;

•	Permits awards to be granted under the Stock Option Plan in addition to options;

•	Increases either of the 10 per cent insider participation limits;

•

Reduces the option price of an option except for the purpose of maintaining option value in connection with a change of control or pursuant to the provisions in the Stock Option Plan, which permit equitable adjustments to be made to the option price in connection with a stock dividend, stock split, share reclassification, amalgamation, reorganization, merger or similar event;

•

Permits the expiry of a stock option to be beyond 10 years from its date of grant (except in the case of the automatic extension of the expiry date of an option as a result of the expiry date falling within a blackout period or within five business days of the blackout period being lifted); or

•	Deletes or reduces the range of amendments that require shareholder approval under this paragraph.

The table below summarizes certain ratios regarding the Stock Option Plan, namely dilution, burn rate and overhang as defined in the table.

	2024 (%)	2023 (%)	2022 (%)
Dilution (number of options outstanding, divided by the weighted average total issued and outstanding common shares for the applicable fiscal year)	1.31	1.13	1.08
Burn rate (number of options granted in an applicable fiscal year, divided by the weighted average total issued and outstanding common shares for the applicable fiscal year)	0.27	0.18	0.18
Overhang (shares available for issuance, plus options outstanding, divided by the weighted average total issued and outstanding common shares for the applicable fiscal year)	2.00	2.14	2.26

The stock options issued under the Stock Option Plan are non-assignable, though the Plan permits transfers from the estate of a deceased option holder to the ultimate beneficiaries. The option can then be exercised by such beneficiaries.

The Company does not provide financial assistance to participants to facilitate the purchase of shares through the Stock Option Plan.

OTHER EXECUTIVE BENEFITS

The Company provides executives with additional benefits in accordance with the compensation program objectives. As part of their compensation and consistent with market practice, executives, including the NEOs, are eligible to receive an annual perquisite allowance, which is paid in equal bi-weekly cash instalments over the course of the year and is reviewed on an annual basis. In 2024, Mr. Balfour received an annual perquisite allowance of $30,000 and the other NEOs received an annual perquisite allowance of $20,000. The annual perquisite allowance is designed to cover additional benefits, such as:

•	Monthly car allowance plus mileage, as applicable; and

•	Annual wellness/fitness allowance.

These benefits, including Company paid parking, are considered taxable benefits and are reported in the Summary Compensation Table for the NEOs.

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Executive Share Ownership Requirements and Anti-Hedging Policy

To align the interests of senior management with the interests of shareholders, the Company established share ownership guidelines in 2003 that require designated executives to meet the required ownership level within five years of becoming subject to the guidelines. Mr. Balfour is required to hold shares equal to at least five times (5x) his base salary, and all other NEOs are required to hold shares equal to at least three times (3x) their respective base salaries. Beginning in 2023, RSUs no longer contribute to ownership levels. In consideration of this change, impacted executives were granted an additional two years to obtain their ownership requirement.

All NEOs are also subject to a one-year post-retirement hold period, which requires the NEOs to maintain a material financial stake in the Company after retirement by holding at least the minimum ownership level of Emera shares for one year after they retire from the Company. This helps maintain a focus on long-term sustainable value and prevents executives from timing their departure to maximize the cash-out value of their equity stake in the Company.

Share ownership is calculated based on: (1) the number of Emera shares an executive owns; and (2) the number of DSUs acquired pursuant to the DSU Plan, which are considered share equivalents.

PSUs, RSUs and stock options do not count for purposes of the share ownership guidelines. Executives have five years to reach the required ownership level and are required to allocate at least 25 per cent of their short-term incentive payout into DSUs in the first year, and at least 50 per cent every year following, until they meet their target share ownership. If an executive does not meet their ownership target within the required time, the MRCC has the ability to allocate some or all of the executive’s short-term incentive payout to DSUs until the ownership target is met.

Since the purpose of the share ownership requirements is to strengthen the alignment between the interests of senior management and shareholders, the Company has established a robust policy restricting executives from taking any steps that break or otherwise interfere with that alignment. All executives are subject to the Company’s anti-hedging policy, which prohibits them from hedging, pledging, monetizing or otherwise reducing or limiting their economic risk with respect to any Emera securities they hold, directly or indirectly, including DSUs, RSUs, PSUs and stock options. These prohibited transactions include short-selling, options, puts and calls, as well as derivatives such as forward contracts, equity swaps, collars and futures, or entering into limited recourse loans secured by securities of Emera.

The share ownership levels for the NEOs are set out below. The values shown are based on the closing price of Emera’s common shares on December 31, 2024 of $53.73 (units have been rounded). The table does not include the DSUs that will be allocated as part of the 2024 short-term incentive payout, as described in 2024 DSU Plan Allocations.

Name	Required ownership level as a multiple of base salary	Required ownership level ($)	DSUs held (#)	Value of DSUs held ($)	Common shares held (#)	Value of common shares held ($)	Total share and share equivalent ownership ($)	Multiple of base salary(1)	Status of share ownership requirements	Outstanding RSU ($)	Total Value of DSUs, Common Shares and Outstanding RSUs ($)
Scott Balfour	5	5,948,250	162,696	8,741,664	115,454	6,203,317	14,944,981	12.6	Met	3,510,776	18,455,757
Greg Blunden	3	2,025,000	73,393	3,943,419	3,675	197,472	4,140,891	6.1	Met	835,981	4,976,872
Archie Collins	3	1,875,000	6,581	353,596	12,868	691,405	1,045,001	1.7	On Track	576,494	1,621,495
Karen Hutt	3	1,650,000	21,805	1,171,583	2,950	158,506	1,330,090	2.4	On Track	606,166	1,936,256
Dan Muldoon	3	1,620,000	111,618	5,997,237	8,685	466,671	6,463,908	12.0	Met	488,637	6,952,545

(1)	Based on executive’s respective base salary as of December 31, 2024.

As shown in the above table, Mr. Balfour holds fully vested shares or share equivalents equal to 2.5 times his annual Total Direct Compensation (“TDC”). Three of the five NEOs have met their required ownership levels. Considering the changes to the share ownership calculations to exclude unvested RSUs as their ultimate value is not yet determined, Mr. Collins and Ms. Hutt have been granted a two-year extension to reach their ownership requirement.

While RSUs no longer contribute to required ownership levels, the Committee recognizes that they do continue to provide a significant linkage between senior management and shareholder interests. As such, we have included the value of unvested RSU holdings for the NEOs as of December 31, 2024 in the preceding table. The total value of outstanding DSUs, common shares and outstanding RSUs shown is based on the closing share price of Emera’s common shares on December 31, 2024 of $53.73 (units have been rounded).

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3.3	Performance Graph

The following performance graph compares Emera’s cumulative TSR (assuming an investment of $100 and reinvestment of dividends) for its common shares with that of the S&P/TSX Capped Utilities Index and the S&P/TSX Composite Index. It also compares TSR to the trend in the company’s TDC paid to executive officers as reported in the Summary Compensation Table during the same period.

Cumulative Total Return on $100 Investment – December 31, 2019 to December 31, 2024

TOTAL SHAREHOLDER RETURN

As at December 31	2019 ($)	2020 ($)	2021 ($)	2022 ($)	2023 ($)	2024 ($)
Emera Inc.	100.00	101.35	123.97	106.25	108.93	123.44
S&P/TSX Capped Utilities Total Return	100.00	115.28	128.71	115.11	115.33	131.18
S&P/TSX Composite Total Return	100.00	105.60	132.10	124.38	138.99	169.09
TDC ($ thousands)	13,540	15,608	15,263	15,360	16,639	17,937

Emera’s cumulative TSR for the five-year period from December 31, 2019 to December 31, 2024 was 23 per cent, compared to the 31 per cent return of the S&P/TSX Capped Utilities Index and 69 per cent return of the S&P/TSX Composite Index. Emera’s TSR increased 13 per cent over the one-year period from 2023 to 2024. The above graph also shows total compensation for our NEOs over the past six years, which includes annual base salary, long-term incentive grant value and annual short-term incentive payouts, demonstrating alignment between our TSR and NEO compensation. NEO TDC remained relatively flat from 2020 to 2022 and increased in 2023 and 2024, as did our TSR.

Total Shareholder Return and President and CEO Compensation

As noted in the Message from the Management Resources and Compensation Committee to Our Shareholders, a fundamental principle of Emera’s compensation philosophy is to align pay with performance, by linking a significant portion of the compensation the Company pays its executives to the achievement of objectives measuring whether shareholders are experiencing strong value for their investment.

Considering this principle, at the end of 2024 the Company undertook its annual analysis of the alignment between the President and CEO’s compensation and the experience of shareholders. The analysis reviewed the compensation of the President and CEO over the past five years and compared the results to the shareholder experience, as measured by TSR, over the same periods. The review included both realized pay (which consists of amounts paid out for a particular performance year) and realizable pay (which consists of the value of any outstanding equity-based awards).

The analysis looked at the shareholders’ experience using five different measurement periods, recognizing that shareholders have acquired their shares at different times. Each period had the same end point (December 31, 2024) but started at a different beginning period, from January 1, 2020 to January 1, 2024. The analysis measured the dollar return per $100 of investment over each period as compared to the President and CEO’s economic experience, measured by the dollars realized and realizable per $100 of target compensation awarded over the same periods.

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The following lookback table shows the results of the review:

	Pay year
	2020	2021	2022	2023	2024	Average
Target total direct compensation (in CAD ’000)(1)(2)	7,000	7,700	7,865	8,101	8,506
Total realized/realizable value at Dec. 31, 2024 (in CAD ’000)(3)	7,711	7,316	5,284	7,655	10,293
Measurement period	Jan. 1, 2020– Dec. 31, 2024	Jan. 1, 2021– Dec. 31, 2024	Jan. 1, 2022– Dec. 31, 2024	Jan. 1, 2023– Dec. 31, 2024	Jan. 1, 2024– Dec. 31, 2024
Realized/realizable value of $100 target pay awarded to CEO ($)(3)	110	95	67	94	121	97
Value of $100 shareholder investment as of Dec. 31, 2024 ($)(4)	123	122	99	116	113	115
Difference ($)	13	27	32	22	(8)	17

(1)	The lookback table shows the compensation of the President and CEO, Scott Balfour, for 2020 through 2024.
(2)	Includes salary, short-term incentive at target and the grant value of long-term incentives.
(3)

Factors in salary, short-term incentive payout, PSU and RSU payouts, value realized from exercised stock options and the market value of any outstanding PSUs, RSUs and DSUs and in-the-money unexercised stock options as of December 31, 2024.

(4)	Represents the cumulative value of a $100 investment in Emera common shares made on the first day of the period indicated, assuming dividends are reinvested.

The analysis concluded that Emera’s compensation framework provided appropriate alignment between the President and CEO’s compensation and the shareholder experience over the long term. This analysis also assists the MRCC in considering various compensation outcomes when assessing compensation changes for the President and CEO each year.

In keeping with Emera’s compensation philosophy, a significant component of NEO compensation consists of long-term incentives (PSUs, RSUs and stock options), which are designed to focus executives on the long-term success of the Company. These long-term incentives are directly affected by changes in Emera’s common share price and TSR. This helps create a direct correlation between the shareholder experience and the compensation the Company pays its senior executives.

As described in Performance Share Unit Plan, each PSU grant is subject to the achievement of financial objectives and, at the end of the performance period, a performance factor is applied, which is determined based on the extent to which the Company has met those objectives. The performance factors for the PSU Plan, expressed in terms of a percentage, for the past five years were 112 per cent for the period ended in 2020, 74 per cent for the period ended in 2021, 140 per cent for the period ended in 2022, 100 per cent for the period ended in 2023 and 51.4 per cent for the period ended in 2024.

The total annual salary, short-term and long-term incentive payouts earned in 2024 for the five NEOs totalled $12.1 million, which represents 2.7 per cent of the Company’s net earnings attributable to common shareholders of $494 million. The MRCC is comfortable that the payout totals for 2024 are reasonable based on the Company’s performance and demonstrate that the Company’s compensation programs are aligned with the interests of our shareholders.

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3.4	NEO Summary Compensation Table

The table below shows the compensation awarded to the Company’s NEOs for the last three fiscal years.

					Non-equity incentive plan compensation
Name and principal position	Year	Salary ($)(1)	Share-based awards ($)(2)	Option-based awards ($)(3)	Annual incentive plans ($)(4)	Pension value ($)	All other compensation ($)(5)	Total compensation ($)
Scott Balfour President and CEO	2024	1,188,343	4,594,951	1,531,730	1,456,132	329,713	37,806	9,138,675
	2023	1,132,238	4,376,325	1,458,645	1,308,615	261,305	35,656	8,572,784
	2022	1,100,000	4,248,511	1,416,492	1,085,700	361,651	35,656	8,248,010
Greg Blunden CFO	2024	673,731	1,113,716	371,300	660,960	116,550	27,806	2,964,063
	2023	619,538	1,022,765	341,220	572,880	97,795	25,656	2,679,854
	2022	599,654	990,150	329,868	473,760	105,847	25,656	2,524,935
Archie Collins President and CEO, Tampa Electric Company	2024	624,423	796,947	265,550	559,350	194,824	339,737	2,780,831
	2023	598,500	675,093	224,895	520,944	356,511	333,589	2,709,532
	2022	534,192	561,898	187,110	602,838	341,502	274,413	2,501,953
Karen Hutt EVP, Business Development & Strategy	2024	549,654	825,032	274,950	471,240	59,777	24,526	2,205,179
	2023	534,423	722,620	240,405	432,548	55,611	22,376	2,007,983
	2022	508,846	688,610	229,383	352,359	52,748	22,376	1,854,322
Dan Muldoon EVP, Project Development and Operations Support	2024	539,885	647,820	216,200	462,672	(50,501)	27,806	1,843,882
	2023	534,615	601,581	200,925	432,548	21,944	24,000	1,815,612
	2022	524,192	492,027	164,241	362,723	292,024	24,000	1,859,207

(1)	The figure shown represents the actual base earnings paid each year.
(2)

The figure shown is the value of PSU and RSU grants as of the effective grant date. The grant value of PSUs and RSUs granted in 2024 was based on the average 50-trading-day closing share price up to December 31, 2023 ($48.09). The 50-day share price average is used for PSU and RSU grants to smooth out any short-term fluctuations in share price immediately preceding the grant date. The value of PSUs on payout is subject to the achievement of specific performance objectives over the respective three-year performance period. If those objectives are not met, payouts may be less than the initial value of the grant noted in this column, and if performance objectives are exceeded, payouts may be higher than the amount noted in this column.

(3)

The grant date value of each stock option granted to the NEOs in 2024 was determined to be equal to 10 per cent of the February 27, 2024 closing share price of $46.97 or $4.70 per option. The Company has adopted a value ratio floor of 10 per cent; if the Black-Scholes methodology leads to a value ratio that is less than 10 per cent, the floor of 10 per cent will apply. For purposes of the Black-Scholes calculation, volatility is measured from 12 to 120 months. Because the Black-Scholes valuation was below 10 per cent when calculated over a 36-month period, using an estimated dividend yield of 5.7 per cent, a risk-free interest rate of 3.06 per cent, and an expected volatility factor of 15.8 per cent, the 10 per cent floor was used. The accounting fair value per option was $4.66, a difference of $0.04, based on the following assumptions: an expected option term of five years, a risk-free interest rate of 3.56 per cent, an expected dividend yield of 6.11 per cent, and an expected volatility factor of 20.67 per cent.

(4)

In 2024, all NEOs, except Mr. Collins, participated in the Emera Corporate Scorecard, which had a result of 122.4 per cent. Mr. Collins participated in the Tampa Electric Company scorecard, which had a result of 111.87 per cent. The Short-term Incentive Plans and the 2024 results are described in greater detail in Short-term Incentive Plan. The figures shown reflect amounts earned in the 2024 performance year and paid in 2025. Mr. Muldoon elected to receive 100 per cent of his payout in the form of DSUs. Mr. Balfour, Mr. Blunden, Mr. Collins and Ms. Hutt elected to receive 50 per cent of their payout in the form of DSUs.

(5)

All other compensation in 2024 consists of: for Mr. Balfour, a cash perquisite allowance of $30,000 and other taxable benefits, including a $4,000 Company match for participation in the ECSPP; and for Mr. Blunden, Ms. Hutt and Mr. Muldoon, a cash perquisite allowance of $20,000 and other taxable benefits, including a $4,000 Company match for participation in the ECSPP. Mr. Collins was required to relocate from Nova Scotia to Tampa, Florida as President and CEO of Tampa Electric. Mr. Collins’ amount consists of a cash perquisite allowance of $20,000, a $4,000 Company match for participation in the ECSPP, a housing allowance of $185,298, a cost-of-living allowance of $84,811 and a family travel allowance of $43,478. The assignment-related allowances are tax protected under the Company’s Tax Equalization Policy. Mr. Collins continues to be paid in Canadian dollars (“CAD”) and all amounts shown above with respect to Mr. Collins are in CAD.

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Outstanding Share-based Awards and Option-based Awards

The following table describes all option-based and share-based awards outstanding as of December 31, 2024 for each NEO:

	Option-based awards (1) (stock options)				Share-based awards (PSUs, RSUs and DSUs)
Name	Number of securities underlying unexercised option (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options ($)(2)	Number of shares or unit of shares that have not vested (#)(3)	Market or payout value of share-based awards that have not vested ($)(4)	Market or payout value of vested share-based awards that have not been paid out ($)(5)
Scott Balfour	40,400	42.71	2/11/2025	445,208	196,022	10,365,644	8,603,372
	52,100	46.19	2/17/2026	392,834
	66,300	45.16	2/14/2027	568,191
	175,400	39.93	2/13/2028	2,420,520
	210,100	46.39	2/20/2029	1,542,134
	208,300	60.03	2/19/2030	–
	269,100	51.12	2/17/2031	702,351
	204,400	58.26	2/15/2032	–
	206,900	54.64	2/26/2033	–
	325,900	46.97	2/27/2034	2,203,084
Greg Blunden	9,325	45.16	2/14/2027	79,915	46,690	2,468,972	3,881,035
	23,500	39.93	2/13/2028	324,300
	36,675	46.39	2/20/2029	269,195
	42,000	60.03	2/19/2030	–
	63,000	51.12	2/17/2031	164,430
	47,600	58.26	2/15/2032	–
	48,400	54.64	2/26/2033	–
	79,000	46.97	2/27/2034	534,040
Archie Collins	30,600	51.12	2/17/2031	79,866	32,182	1,701,776	348,002
	27,000	58.26	2/15/2032	–
	31,900	54.64	2/26/2033	–
	56,500	46.97	2/27/2034	381,940
Karen Hutt	8,500	46.19	2/17/2026	64,090	33,830	1,788,907	1,153,049
	11,900	45.16	2/14/2027	101,983
	13,875	39.93	2/13/2028	191,475
	19,400	46.39	2/20/2029	142,396
	20,400	60.03	2/19/2030	–
	36,000	51.12	2/17/2031	93,960
	33,100	58.26	2/15/2032	–
	34,100	54.64	2/26/2033	–
	58,500	46.97	2/27/2034	395,460
Daniel Muldoon	33,300	39.93	2/13/2028	459,540	27,303	1,443,763	5,902,361
	29,600	46.39	2/20/2029	217,264
	24,000	60.03	2/19/2030	–
	30,000	51.12	2/17/2031	78,300
	23,700	58.26	2/15/2032	–
	28,500	54.64	2/26/2033	–
	46,000	46.97	2/27/2034	310,960

(1)	Option-based awards include both vested and unvested options.
(2)	The value of all unexercised option-based awards was calculated using a December 31, 2024 closing share price of $53.73.
(3)	Unvested share-based awards include PSUs, RSUs and any additional PSUs and RSUs from dividend reinvestment relating to such grants as of December 31, 2024.
(4)	The market or payout value of share-based awards was calculated based on an assumed performance factor of 1.0 and the average closing share price for the last 50 trading days of 2024 of $52.88.
(5)	These figures represent only vested DSUs, as PSUs and RSUs are paid out upon vesting, and are based on the average closing share price for the last 50 trading days of 2024 of $52.88.

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Incentive Plan Awards – Value Vested or Earned During the Year

The following table describes all option-based awards, share-based awards and non-equity incentives that vested, or were earned, during 2024 for each NEO:

Name	Option-based awards value vested during 2024 ($)(1)	Share-based awards (PSUs and RSUs) value vested during 2024 ($)(2)	Non-equity incentive plan compensation –value earned during the year ($)(3)
Scott Balfour	0	2,973,806	1,456,132
Greg Blunden	0	693,148	660,960
Archie Collins	0	393,359	559,350
Karen Hutt	0	482,066	471,240
Dan Muldoon	0	344,350	462,672

(1)	Represents the aggregate dollar value that would have been realized if stock options had been exercised on the applicable vesting (eligibility) date in 2024.
(2)

The value of PSUs and RSUs vested in 2024 is based on the 2022 PSU and RSU grants, which both had three-year vesting periods from January 1, 2022 to December 31, 2024. The payout is calculated based on the original grant with accumulated dividends, multiplied by the performance factor (only applied to PSUs), multiplied by the average closing share price for the last 50 trading days of 2024 of $52.88. More details on the PSU Plan and results can be found in the section Performance Share Unit Plan.

(3)	This amount represents the 2024 annual incentive payouts as disclosed in the NEO Summary Compensation Table and includes any amounts that were deferred into DSUs.

Aggregate Option Exercise During 2024 and 2024 Option Values

The following table summarizes the number of common shares, if any, each NEO acquired pursuant to the exercise of stock options in 2024, the aggregate value realized upon exercise and the number of common shares covered by unexercised options under the Stock Option Plan as of December 31, 2024. The aggregate value realized upon exercise is the difference between the fair market value of the common shares on the exercise date and the exercise price of the option. The value of unexercised in-the-money options at year-end is the difference between the exercise price of the options and the fair market value of the common shares on December 31, 2024, which was $53.73.

	Unexercised options at December 31, 2024				Value of unexercised in-the-money options at December 31, 2024
Name	Securities acquired on exercise (#)	Aggregate value realized ($)	Exercisable (#)	Unexercisable (#)	Exercisable ($)	Unexercisable ($)
Scott Balfour	34,800	508,776	1,077,565	681,335	5,895,650	2,378,672
Greg Blunden	–	–	187,470	162,030	796,732	575,148
Archie Collins	–	–	40,130	105,870	59,900	401,907
Karen Hutt	–	–	121,135	114,640	570,414	418,950
Dan Muldoon	–	–	124,580	90,520	735,529	330,535

Pension Plan Benefits

The Company has adopted a pension governance framework that sets out the structure and processes for overseeing the management and administration of all pension plans sponsored or administered by Emera and its affiliates to ensure that the liabilities associated with such pension plans are being appropriately managed.

The NEOs are members of the Canadian corporate pension plan (“Pension Plan”) and participate on either a defined benefit basis or a defined contribution basis. For 2024, four NEOs participated in the defined benefit component of the Pension Plan and two NEOs participated in the defined contribution component of the Pension Plan.

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Defined Benefit

The following table shows years of credited service, estimated pension amounts and changes to accrued obligations from January 1, 2024 to December 31, 2024 for the NEOs who participated in the Pension Plan on a defined benefit basis.

Name	Number of years credited service (#)	Annual benefits payable		Accrued obligation at the start of the year ($)	Compensatory change ($)(2)	Non-compensatory change ($)(2)	Accrued obligation at year-end ($)(3)
		At year-end ($)(1)	At age 65 ($)
Scott Balfour	12.7	410,632	560,076	5,006,278	329,713	359,032	5,695,023
Greg Blunden (5)	1.3	21,615	21,615	637,702	22,187	38,705	698,593
Dan Muldoon	35.0	460,014	460,014	8,142,099	(50,501)	265,024	8,356,621
Archie Collins (4)	34.6	373,008	377,539	6,779,614	194,824	460,500	7,434,937

(1)

All NEOs were eligible for an immediate pension at year end. The amount shown is the accrued pension starting at the NEO’s unreduced retirement date if the NEO terminated employment at December 31, 2024.

(2)	The compensatory and non-compensatory changes are described in more detail below.
(3)

The accrued pension obligation is calculated following the method prescribed under USGAAP (section 715 of the standards of the Financial Accounting Standards Board) and by the Canadian Institute of Chartered Accountants and is based on management’s best estimate of future events that affect the cost of pensions, including assumptions about future salary adjustments and short-term incentive awards.

(4)

Credited service shown represents the total service accrued under the supplemental employee retirement plan (“Supplementary Retirement Plan”); however, Mr. Collins reached the cap imposed by the Income Tax Act (Canada) for credited service under the registered pension plan in January 2023. Thus, credited service is frozen at 32.7 years under the registered pension plan and credited service accruing after January 2023 is accrued under the Supplementary Retirement Plan.

(5)	Mr. Blunden accrues future benefits under the defined contribution component of the Pension Plan and has frozen service as of June 30, 2001 under the defined benefit component of the Pension Plan.

The accrued obligation of a pension entitlement is the present value of the expected future annual benefits payable taking into account service accrued to date and the expected salaries used to determine the annual benefit payable at retirement. Each year, the value of the accrued obligation changes as a result of compensatory changes and non-compensatory changes, which are shown in the table above.

Compensatory changes are caused by changes in the annual benefit payable and result primarily from three factors: (i) new accrued service (the employer current service cost); (ii) the impact of salary increases greater than expected on past benefits (estimated increases are already built into the accrued benefit obligation); and (iii) plan changes impacting, for example, accrued service or when benefits are payable. There were no Pension Plan changes that materially affected the above figures in 2024.

Non-compensatory changes are caused by interest on the accrued obligation and current service cost, employee required contributions and changes in the assumptions used to calculate the present value of the future annual benefit payment stream. These assumptions include the mortality table, salary scale, retirement assumption and the inflation assumption used for calculating indexing and the discount rate. The non-compensatory changes in 2024 were driven largely by changes in actuarial assumptions as well as interest on the accrued obligation and current service cost. The assumption changes from December 31, 2023 to December 31, 2024 were a change in the discount rate from 4.63 per cent to 4.64 per cent for the Pension Plan, 4.61 per cent to 4.13 per cent for the retirement award, and the Supplementary Retirement Plan remained stable at 4.63 per cent. In addition, the salary increase assumption was updated to reflect a salary experience study conducted in 2024. The net effect of the assumption changes is an increase in obligations.

The defined benefit component of the Pension Plan entitles members to pension benefits based on two per cent of the average of the member’s five highest years of pensionable earnings, multiplied by each year of credited service to a maximum of 35 years credited service. For the NEOs, pensionable earnings include base salary plus up to 50 per cent of their target short-term incentive. Upon a member reaching age 65, pension benefits under the Pension Plan are reduced by an amount approximately equal to the amount payable under the Canada Pension Plan. For members who retire from active service, the pension is payable on an unreduced basis upon the earlier of age 60 or age 55, provided that age and years of service add to at least 85. For members who joined the Pension Plan on or after July 1, 2004, the age 60 unreduced retirement age condition is replaced by age 62 with 15 years of service. A member may also retire on a reduced formula if the member has attained age 55, but does not qualify for an unreduced pension. Spousal benefits are paid on the death of a member at the rate of 60 per cent of regular pension benefits. Pensions are indexed to the consumer price index, subject to certain limits.

Under the terms of Mr. Balfour’s employment agreement, his average five highest years of pensionable earnings is capped at $1.75 million for purposes of calculating his pension.

For 2024, members of the defined benefit component of the plan contributed 7.4 per cent of eligible earnings up to the year’s maximum pensionable earnings (“YMPE”) under the Canada Pension Plan and 9.5 per cent of earnings between the YMPE and the amount on which pension benefits may be earned under a registered pension plan as permitted by the Income Tax Act (Canada).

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Due to Canada Revenue Agency limitations on the maximum pension benefit that may be paid under the Pension Plan, a portion of the pension the NEOs earned after January 1, 1992 is provided under the terms of the Supplementary Retirement Plan, which is unfunded but secured by a letter of credit deposited in a retirement compensation trust. The Supplementary Retirement Plan is non-contributory. The Supplementary Retirement Plan generally mirrors the terms of the Pension Plan, with the exception that benefits earned on service in the Supplementary Retirement Plan after December 31, 2017 are not indexed on retirement. The Company does not grant additional years of credited service to NEOs under the Pension Plan or Supplementary Retirement Plan.

The defined benefit component of the Pension Plan was closed to new non-union employees hired after January 8, 2013 and to new union employees hired after October 31, 2014. The defined benefit component of the Supplementary Retirement Plan was closed to new entrants as of December 31, 2017. Any employees who become eligible to participate in the Supplementary Retirement Plan after December 31, 2017 will participate in the defined contribution component.

The compensatory and non-compensatory change figures for Mr. Blunden, Mr. Muldoon and Mr. Collins include the increase in value of a potential retirement award. Certain employees of the Company hired before August 1, 2007 are eligible for a retirement award if they continue working with the Company until their unreduced retirement date. The retirement award is calculated by multiplying the employee’s weekly base salary immediately preceding retirement by the employee’s number of years of service at retirement, to a maximum of 26 weeks of salary, and is payable as a lump sum on retirement. If the employee terminates employment with the Company prior to his or her unreduced retirement date, no retirement award is payable. Mr. Blunden, Mr. Muldoon and Mr. Collins are entitled to the retirement award as they have met their respective unreduced retirement dates. Mr. Balfour is not eligible for a retirement award.

Defined Contribution

The following table shows the changes to accumulated value from January 1, 2024 to December 31, 2024 for the NEOs who participated in the Pension Plan on a defined contribution basis.

Name	Accumulated value at start of year ($)	Compensatory change ($)(1)	Non-compensatory change ($)(2)	Accumulated value at end of year ($)
Greg Blunden (3)	1,587,614	94,363	373,843	2,055,819
Karen Hutt (4)	1,185,351	59,777	167,083	1,412,210

(1)	The compensatory change is the value of Company contributions made based on the defined contribution component of the Pension Plan.
(2)	The non-compensatory change is the value of employee contributions to the Pension Plan, along with investment earnings.
(3)	Mr. Blunden accrues future benefits under the defined contribution component of the Pension Plan and has frozen service under the defined benefit component of the Pension Plan.
(4)

The compensatory and non-compensatory change figures for Ms. Hutt include the increase in value of a potential retirement award, as described in the section above this table. Ms. Hutt will be entitled to the retirement award if she continues working for an Emera company until her unreduced retirement date. The accumulated values at the start and end of the year also include this potential retirement award.

Under the defined contribution component of the Pension Plan, the Company contributes a base amount of three per cent of the participant’s eligible earnings into the participant’s account each pay period. Plan participants can also make contributions of up to six per cent of their eligible earnings to the defined contribution component, with the Company matching half of these contributions. Accordingly, the maximum Company contribution to each participant’s defined contribution account, factoring in the base amount and the matching contribution, is six per cent of the participant’s eligible earnings. Canada Revenue Agency limits apply to the total contribution that can be made under the defined contribution component and, as with the defined benefit component, a portion of the pension an NEO earns in the defined contribution component may be provided under the terms of a Supplementary Retirement Plan.

Mr. Blunden and Ms. Hutt participated in the defined contribution component of the Pension Plan in 2024. They and the Company each contributed six per cent of their base salary into the Pension Plan up to the total amount permitted under the Income Tax Act (Canada), which equated to $16,245 each in 2024. In addition, the Company maintains an account for any contributions that would be made in the absence of the Income Tax Act (Canada) limits, through the Supplementary Retirement Plan. For 2024, the additional Company contribution for Mr. Blunden was $78,118 and for Ms. Hutt was $33,468.

Upon ending active employment with the Company at any age between 55 and 65, plan participants in the defined contribution component of the Pension Plan may start receiving retirement income through the purchase of a life annuity or by converting their account to a life income fund.

The defined contribution component of the Pension Plan is administered on behalf of the Company by a major Canadian insurance company, which acts in accordance with the provisions of the defined contribution component of the Pension Plan, the Income Tax Act (Canada) and the Nova Scotia Pension Benefits Act.

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Deferred Share Unit Plan

The Deferred Share Unit (“DSU”) Plan is another component of Emera’s Long-term Incentive Program for senior leaders. A DSU is a notional share unit that is based on the value of an Emera common share – the value of a DSU changes directly in correlation to an Emera share and earns dividend equivalents in the form of additional DSUs. When a dividend is paid on Emera’s common shares, each participant’s DSU account is allocated additional DSUs based on the dividend paid on an equivalent number of Emera common shares. DSUs are not paid out until such time as the participant is no longer employed by the Company or any of its operating companies. When redeemed, the value of a participant’s DSUs is equivalent to the fair market value of an equal number of common shares of the Company.

The DSU Plan is intended to facilitate achievement of share ownership guidelines (discussed in Executive Share Ownership Requirements) without diluting the shareholder base. Prior to the start of each performance year, each plan participant may elect to defer some, or all, of the short-term incentive payout associated with that performance year in the form of DSUs. When the short-term incentive is paid to the NEOs, the portion elected is allocated to DSUs rather than paid in cash. Since DSUs are principally an income deferral mechanism, there are no performance metrics attributable to DSUs.

Following a participant’s departure from the Company, on a date selected by the participant not later than December 15 of the next calendar year after departure, the value of the participant’s DSUs is calculated by multiplying the number of DSUs in the participant’s account by the average closing Emera common share price for the 50 trading days preceding the payout date (the 50-day average is used to smooth out any short-term price fluctuations). The after-tax amount is paid to the participant. If a participant is a US taxpayer, payment is made six months following the termination date.

In addition, special DSU awards may be made from time to time by the MRCC to selected executives and senior management to recognize singular achievements or the achievement of certain corporate objectives. The MRCC made no such awards to the NEOs in 2024.

2024 DSU Plan Allocations

The table below identifies how much of the short-term incentive for 2024 that each NEO elected to allocate to DSUs:

Name	Percentage of 2024 annual incentive elected to deferred share units (%)	Dollar amount of 2024 annual incentive elected to deferred share units ($)(1)
Scott Balfour	50	728,066
Greg Blunden	50	330,480
Archie Collins	50	279,675
Karen Hutt	50	235,620
Dan Muldoon	100	462,672

(1)	The DSU allocations are rounded to the nearest whole unit, so the value of DSUs may vary slightly from the amount of short-term incentive payout allocated.

Employee Common Share Purchase Plan

Executives are also eligible to participate in the Employee Common Share Purchase Plan, which allows employees of Emera and its operating companies to purchase Emera common shares through regular payroll deductions or lump-sum payments. Participants can contribute up to $20,000 CAD/$15,000 USD per year, and the Company will match 20 per cent on employee contributions up to the contribution limit. The purchase price of the common shares under the Plan is the average of the daily high and low board lot trading price on the TSX for the five trading days prior to the purchase date. At Emera’s option, shares may be purchased instead on the market at prevailing market prices. All common shares purchased under the Plan are immediately vested. Executives participate on the same terms as all other eligible employees.

A maximum of 7,000,000 shares may be issued from treasury under the Employee Common Share Purchase Plan, or approximately 2.37 per cent of the total issued and outstanding common shares of the Company as of December 31, 2024. A total of 5,273,503 common shares have been issued from treasury pursuant to the Employee Common Share Purchase Plan, which represents approximately 1.78 per cent of the weighted average total issued and outstanding common shares of the Company in 2024. There are 1,726,497 common shares that remain available for issuance under the Employee Common Share Purchase Plan, which represents approximately 0.60 per cent of the weighted average total issued and outstanding common shares of the Company in 2024.

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The table below shows the burn rate ratio for the Employee Common Share Purchase Plan, as defined in the table and measured as a percentage of the weighted average number of shares outstanding for the respective year.

	2024 (%)	2023 (%)	2022 (%)
Burn rate
(number of common shares granted in a fiscal year, divided by the weighted average total number of shares outstanding)	0.18	0.18	0.15

The Board may, from time to time, without notice and without shareholder approval, amend, modify, change, suspend or terminate the Employee Common Share Purchase Plan as it, in its absolute discretion, determines appropriate; however, shareholder approval shall be required for any amendment, modification or change that:

•

Increases the number of common shares reserved for issuance, except an increase made in proportion to an increase in the number of common shares outstanding due to a stock dividend, stock split, amalgamation, reorganization, merger or similar event;

•	Extends eligibility to participate to non-employee Directors;

•	Permits rights under the Employee Common Share Purchase Plan to be transferred other than for normal estate settlement purposes;

•	Permits awards to be granted under the Employee Common Share Purchase Plan in addition to the purchase of common shares using contributions from participants and the Company;

•	Increases either of the 10 per cent insider participation limits; or

•	Deletes or reduces the range of amendments that require shareholder approval under this paragraph.

The maximum number of shares issuable to insiders of the Company under all security-based compensation arrangements (including the Stock Option Plan and the Plan) at any time is 10 per cent of the issued and outstanding shares of the Company. The maximum number of shares issued to insiders, within any one-year period, under all security-based compensation arrangements, will not exceed 10 per cent of the issued and outstanding shares of the Company.

The benefits under the Plan are not assignable, and if a Plan participant ceases to be an employee of an Emera Company, their eligibility to participate in the Plan ceases.

AMENDMENTS TO THE EMPLOYEE COMMON SHARE PURCHASE PLAN

In 2024, the Committee approved amendments to the ECSPP (the “Plan”) in order to align with updates to the online platform used by the administrative agent for the Plan (“Administrative Agent”). Specifically, the Plan was amended to i) make account statements only available from the Administrative Agent through their online platform; ii) reflect that share certificates may be issuable by calling the Administrative Agent’s contact center; iii) clarify that the Participant’s statement of account and tax statements are among the documents for which procedures may be established for electronic delivery; and iv) reflect the effective date of the proposed amendments and make minor administrative edits including clarification as to where participants of the plan may find account and tax statements and the process for obtaining share certificates. These changes were administrative in nature and did not necessitate shareholder approval under the terms of the Plan.

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Termination and Change of Control Benefits

The following table provides the estimated amounts of incremental payments, payables and benefits to which each NEO would be entitled based on differing departure scenarios – resignation, termination for cause, termination without cause, separation from the Company in circumstances of a change of control, and retirement, assuming the triggering event took place on December 31, 2024. Incremental benefits in connection with a change of control are realized only in the event of a termination of employment following a change of control and no incremental benefit is realized solely on a change of control.

Name	Departure scenario (1)	Cash severance ($)	Short-term incentive ($)	Performance share units (“PSUs”) ($)(2)	Restricted share units (“RSUs”) ($)(2)	Stock options ($)(3)	Continuation of benefits (present value) ($)(4)	Total ($)
Scott Balfour	Resignation	–	–	–	–	–	–	–
	Termination for cause	–	–	–	–	–	–	–
	Termination without cause	2,379,300	2,379,300	–	–	–	7,114	4,765,714
	Control change	2,379,300	2,379,300	6,910,407	3,455,236	2,378,672	7,114	17,510,029
	Retirement	–	–	–	–	–	–	–
Greg Blunden	Resignation	–	–	–	–	–	–	–
	Termination for cause	–	–	–	–	–	–	–
	Termination without cause	1,012,500	810,000	–	–	–	6,040	1,828,540
	Control change	1,012,500	810,000	1,646,215	822,756	575,148	6,040	4,872,659
	Retirement	–	–	–	–	–	–	–
Archie Collins	Resignation	–	–	–	–	–	–	–
	Termination for cause	–	–	–	–	–	–	–
	Termination without cause	937,500	750,000	–	–	–	3,368	1,690,868
	Control change	937,500	750,000	1,134,402	567,374	401,907	3,368	3,794,551
	Retirement	–	–	–	–	–	–	–
Karen Hutt	Resignation	–	–	–	–	–	–	–
	Termination for cause	–	–	–	–	–	–	–
	Termination without cause	825,000	577,500	–	–	–	2,661	1,405,161
	Control change	825,000	577,500	1,192,330	596,577	418,950	2,661	3,613,018
	Retirement	–	–	–	–	–	–	–
Dan Muldoon	Resignation	–	–	–	–	–	–	–
	Termination for cause	–	–	–	–	–	–	–
	Termination without cause	810,000	567,000	–	–	–	6,873	1,383,873
	Control change	810,000	567,000	962,856	480,907	330,535	6,873	3,158,171
	Retirement	–	–	–	–	–	–	–

(1)	Please see the tables following for a description of the entitlements of each NEO under the various departure scenarios.

(2)	Payouts for PSUs assume a performance factor of 1.0 and both PSUs and RSUs are valued using the average closing share price for the last 50 trading days of 2024 of $52.88.

(3)	Stock options are valued using the closing share price on December 31, 2024 of $53.73.

(4)	Continuation of benefits may reflect amounts for health and dental benefits and insurance benefits, pursuant to the terms of the NEOs’ employment contracts, as applicable.

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The following is a summary of each NEO’s entitlements on departure, based on his or her employment contract or the applicable plans as of December 31, 2024.

Scott Balfour
Resignation	All unvested PSUs, RSUs and stock options are forfeited.
Terminated for cause	All unvested PSUs, RSUs and stock options are forfeited.
Terminated without cause	Entitled to a lump sum equal to 24 months’ compensation based upon annual salary and short-term incentive at target. Health, dental and other such benefits will be continued for up to 12 months. Unvested PSUs and RSUs are prorated to the date of termination and paid out at the end of the respective performance period, subject to the achievement of the applicable performance criteria. Unvested stock options are forfeited.
Change of control	If there is a change of control of the ownership of the Company, such that any one party acquires 50 per cent or more of voting securities, Mr. Balfour may elect to terminate employment for “good reason”(1) within 24 months of the change of control, and receive 24 months’ compensation based upon annual salary and short-term incentive at target. Health, dental and other such benefits will be continued for up to 12 months. Unvested PSUs and RSUs that were granted prior to the change of control are deemed to vest on the termination date and are paid out assuming a performance factor of 1.0. Unvested stock options that were granted prior to the change of control are deemed to vest on the termination date and must be exercised by the earlier of: (a) six months from the termination date; and (b) 10 years from the original grant date.
Retirement	Mr. Balfour becomes eligible to retire with an unreduced pension as of April 30, 2027. Information regarding pension entitlement is contained in Pension Plan Benefits. PSUs and RSUs continue to be eligible to vest in full following retirement and PSUs remain subject to the applicable performance criteria. Unvested stock options will continue to vest in full and in normal course past retirement and remain exercisable for the entire term of the option.

(1)	“Good reason” is described as any of the following events occurring without the NEO’s consent:

•	the Company materially diminishes the NEO’s position, authority, duties or responsibilities;

•

the Company requires the NEO to be based at a location more than 50 km from his or her current work location or to travel to a significantly greater extent; or the Company materially reduces the NEO’s annual base salary or their target incentive awards.

Greg Blunden
Resignation	All unvested PSUs, RSUs and stock options are forfeited.
Terminated for cause	All unvested PSUs, RSUs and stock options are forfeited.
Terminated without cause	Entitled to a lump sum equal to 18 months’ compensation based upon annual salary and short-term incentive at target. Health, dental and other such benefits will be continued for up to 18 months. Unvested PSUs and RSUs are prorated to the date of termination and paid out at the end of the respective performance period, subject to the achievement of the applicable performance criteria. Unvested stock options are forfeited.
Change of control	If there is a change of control of the ownership of the Company, such that any one party acquires 50 per cent or more of voting securities, Mr. Blunden may elect to terminate employment for “good reason,” as defined below, within 24 months of such changes and receive 18 months’ compensation based upon annual salary and short-term incentive at target. Health, dental and other such benefits will be continued for up to 18 months. Unvested PSUs and RSUs that were granted prior to the change of control are deemed to vest on the termination date and are paid out assuming a performance factor of 1.0. Unvested stock options that were granted prior to the change of control are deemed to vest on the termination date and must be exercised by the earlier of: (a) six months from the termination date; and (b) 10 years from the original grant date.
Retirement	Mr. Blunden became eligible to retire with an unreduced pension as of December 31, 2024. Information regarding pension entitlement is contained in Pension Plan Benefits. PSUs and RSUs continue to be eligible to vest in full following retirement and PSUs remain subject to the applicable performance criteria. Unvested stock options will continue to vest in full and in normal course past retirement and remain exercisable for the entire term of the option.

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Archie Collins
Resignation	All unvested PSUs, RSUs and stock options are forfeited.
Terminated for cause	All unvested PSUs, RSUs and stock options are forfeited.
Terminated without cause	Entitled to a lump sum equal to 18 months’ compensation based upon annual salary and short-term incentive at target. Health, dental and other such benefits will be continued for up to 18 months. Unvested PSUs and RSUs are forfeited in accordance with the applicable plan texts. Unvested stock options are forfeited.
Change of control	If there is a change of control of the ownership of the Company, such that any one party acquires 50 per cent or more of voting securities, Mr. Collins may elect to terminate employment for “good reason,” as defined below, within 24 months of such changes and receive 18 months’ compensation based upon annual salary and short-term incentive at target. Health, dental and other such benefits will be continued for up to 18 months. Unvested PSUs and RSUs that were granted prior to the change of control are deemed to vest on the termination date. The Committee has discretion to apply any performance- based requirements on PSUs. Unvested stock options that were granted prior to the change of control are deemed to vest on the termination date and must be exercised by the earlier of: (a) six months from the termination date; and (b) 10 years from the original grant date.
Retirement	Mr. Collins became eligible to retire with an unreduced pension as of September 30, 2021. Information regarding pension entitlement is contained in Pension Plan Benefits. PSUs and RSUs continue to be eligible to vest in full following retirement and PSUs remain subject to the applicable performance criteria. Unvested stock options will continue to vest in full and in normal course past retirement and remain exercisable for the entire term of the option.

Karen Hutt
Resignation	All unvested PSUs, RSUs and stock options are forfeited.
Terminated for cause	All unvested PSUs, RSUs and stock options are forfeited.
Terminated without cause	Entitled to a lump sum equal to 18 months’ compensation based upon annual salary and short-term incentive at target. Health, dental and other such benefits will be continued for up to 12 months. Unvested PSUs and RSUs are prorated to the date of termination and paid out at the end of the respective performance period, subject to the achievement of the applicable performance criteria. Unvested stock options are forfeited.
Change of control	If there is a change of control of the ownership of the Company and Ms. Hutt’s employment is terminated without cause or Ms. Hutt terminates her employment for “good reason,” as defined in her employment agreement and below, within 24 months of the change of control, Ms. Hutt is entitled to receive 18 months’ compensation based upon annual salary and short-term incentive at target. Health, dental and other such benefits will be continued for up to 12 months. Unvested PSUs and RSUs that were granted prior to the change of control are deemed to vest on the termination date and are paid out assuming a performance factor of 1.0. Unvested stock options that were granted prior to the change of control are deemed to vest on the termination date and must be exercised by the earlier of: (a) six months from the termination date; and (b) 10 years from the original grant date.
Retirement	Ms. Hutt participates in the Defined Contribution pension plan and became eligible to retire as of November 30, 2021. Information regarding pension entitlement is contained in Pension Plan Benefits. PSUs and RSUs continue to be eligible to vest in full following retirement and PSUs remain subject to the applicable performance criteria. Unvested stock options will continue to vest in full and in normal course past retirement and remain exercisable for the entire term of the option.

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Dan Muldoon
Resignation	All unvested PSUs, RSUs and stock options are forfeited.
Terminated for cause	All unvested PSUs, RSUs and stock options are forfeited.
Terminated without cause	Entitled to a lump sum equal to 18 months’ compensation based upon annual salary and short-term incentive at target. Health, dental and other such benefits will be continued for up to 12 months. Unvested PSUs and RSUs are prorated to the date of termination and paid out at the end of the respective performance period, subject to the achievement of the applicable performance criteria. Unvested stock options are forfeited.
Change of control	If there is a change of control of the ownership of the Company, such that any one party acquires 50 per cent or more of voting securities, Mr. Muldoon may elect to terminate employment for “good reason,” as defined below, within 24 months of such changes and receive 18 months’ compensation based upon annual salary and short-term incentive at target. Health, dental and other such benefits will be continued for up to 12 months. Unvested PSUs and RSUs that were granted prior to the change of control are deemed to vest on the termination date and are paid out assuming a performance factor of 1.0. Unvested stock options that were granted prior to the change of control are deemed to vest on the termination date and must be exercised by the earlier of: (a) six months from the termination date; and (b) 10 years from the original grant date.
Retirement	Mr. Muldoon became eligible to retire with an unreduced pension as of March 31, 2019. Information regarding pension entitlement is contained in Pension Plan Benefits. PSUs and RSUs continue to be eligible to vest in full following retirement and PSUs remain subject to the applicable performance criteria. Unvested stock options will continue to vest in full and in normal course past retirement and remain exercisable for the entire term of the option.

Shares Authorized for Issuance Under Equity-based Compensation Plans

The following table shows shares authorized for issuance under the Stock Option Plan and the ECSPP as of December 31, 2024. There are no equity-based compensation plans that were not approved by shareholders.

	(A)	(B)	(C)
Plan category	Number of shares to be issued upon exercise of outstanding options	Weighted average exercise price of outstanding options ($)	Number of shares available for future issuance under equity compensation plans (excluding column (A))
Equity-based compensation plans approved by shareholders
•Senior Management Stock Option Plan	3,796,040	50.53	1,973,935
•ECSPP	N/A	N/A	1,726,497

Total	3,796,040	50.53	3,700,432

Loans to Directors and Officers

No current or former Directors, officers or employees of Emera, or any of its subsidiaries, had any loans with Emera or any of its subsidiaries since the beginning of the most recently completed financial year, other than routine indebtedness as defined under Canadian securities laws.

Material Transactions

During the most recently completed financial year, insiders of the Company and its affiliates, including Directors, executive officers, proposed Director Nominees or their associates or corporations they controlled, did not have any material interest, direct or indirect, in any transaction or in any proposed transaction that has materially affected or will materially affect the Company.

Management Contracts

There are no functions of management that are performed by a person or company other than the Directors, executive officers or other employees of the Company.

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Audit Committee Information

For information regarding Emera’s Audit Committee, including its Charter, composition, relevant education and experience of its members, Audit Committee oversight, policies and procedures for the approval of non-audit services and Auditors’ service fees, please refer to the “Audit Committee” section and to “Appendix ‘D’ – Emera Incorporated Audit Committee Charter” of Emera’s Annual Information Form, for the year ended December 31, 2024, available under Emera’s profile on SEDAR+ at www.sedarplus.ca or by contacting the Corporate Secretary of the Company.

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Appendix

In This Section

Appendix A – Board of Directors Charter	110

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Appendix A

Emera Incorporated Board of Directors Charter

The fundamental responsibility of the Board of Directors (the “Board”) is to provide stewardship and governance to Emera Incorporated (“Emera”) for the long term success of the Company by overseeing management of the business.

In addition to the powers set out in Emera’s Articles of Association, the Board shall have the following duties and responsibilities.

STRATEGIC PLANNING

The Board shall provide oversight and guidance on the strategic issues facing Emera.

The Board shall oversee a strategic planning process resulting in a strategic plan, which shall be approved on an annual basis and will take into account, among other things, the opportunities and risks of the business.

The Board shall regularly consider Emera’s strategy, evaluate progress made in pursuing that strategy and consider any adjustments to the strategy that may be required from time to time.

The Board shall review and approve the Company’s financial objectives, plans and actions, including significant capital allocations and expenditures.

The Board shall review and approve all material acquisitions, dispositions, projects, business plans and budgets.

SUSTAINABILITY AND INTEGRITY

The Board shall oversee management’s approach to addressing Emera’s Environmental, Social and Governance (ESG) impacts, risks and opportunities that are most important to its business performance and to key stakeholders.

The Board shall be comprised of a majority of “independent directors” as defined from time to time under applicable legislation and the rules of any stock exchange on which Emera’s securities are listed for trading.

The Chair shall be an “independent director” as defined above.

The Board shall review and approve the Emera Group of Companies Code of Conduct for employees, officers and directors of Emera and its subsidiaries and affiliates and a procedure for monitoring compliance with such code throughout the Company.

The Board shall satisfy itself as to the integrity of the Chief Executive Officer and executive officers and management’s creation of an integrity-based culture throughout the Company.

RISK RESPONSIBILITY

The Board shall oversee the implementation by management of appropriate systems to identify, report and manage the principal risks of Emera’s business. The Board will consider Emera’s risk profile and oversee Emera’s risk management by reviewing:

(a)	the regular identification and assessment of the principal risks of Emera;

(b)	the process for ongoing monitoring and reporting of the principal risks of Emera;

(c)	the effectiveness of Emera’s mitigation response to its principal risks;

(d)	the alignment of risk management with Emera’s risk profile, its strategy and its organizational objectives, including capital and resources allocation.

The Board shall also review Emera’s annual insurance program and uninsured exposure and Emera’s business continuity and disaster recovery plans.

The Board shall receive regular updates on the status of risk management activities and initiatives.

The Board shall review management’s processes that provide reasonable assurance of compliance with applicable legal and regulatory requirements.

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LEADERSHIP AND SUCCESSION

The Board shall oversee policies and practices to enable the Company to attract, develop and retain the human resources required by the Company to meet its business objectives.

The Board shall appoint executive officers and delegate the necessary authority for the conduct of the business.

The Board shall establish annual performance expectations and corporate goals and objectives for the Chief Executive Officer and monitor progress against those expectations.

The Board shall evaluate the performance and, following a review of recommendations from the Management Resources and Compensation Committee, approve compensation for executive officers.

The Board shall oversee the succession planning program for the Chief Executive Officer and other key executive positions from time to time.

FINANCIAL

The Board shall oversee the financial reporting and disclosure obligations imposed on the Company by laws, regulations, rules, policies and other applicable requirements.

The Board will review the financial performance of the Company and declare dividends as appropriate.

The Board shall approve for release to the public as necessary the Company’s financial statements, management’s discussion and analysis (MD&A) and earnings releases prepared by management and oversee the Company’s compliance with applicable audit, accounting and reporting requirements.

The Board shall review the quality and integrity of Emera’s internal controls and management information systems.

CORPORATE COMMUNICATIONS AND PUBLIC DISCLOSURE

The Board shall review and approve a formal corporate disclosure policy and oversee policies and processes for accurate, timely and appropriate public disclosure.

The Board shall oversee systems for receiving feedback from stakeholders and review such feedback received by the Company.

GOVERNANCE RESPONSIBILITY

The Board is responsible for overseeing the Company’s corporate governance policies and practices and shall maintain a set of corporate governance practices that are specifically appropriate to the Company.

Pursuant to the Articles, the directors shall appoint one of the directors as Chair of the Board and such director shall not be an employee of Emera or any of its affiliates or subsidiaries.

The Board shall establish appropriate structures and procedures to allow the Board to function independently of management and in the interests of the Company and its shareholders.

The Board, in carrying out its mandate, shall appoint committees of the Board and delegate certain functions to those committees, each of which shall have its own written charter. Notwithstanding such delegation, the Board retains its oversight function and ultimate responsibility for these delegated functions.

The Board shall oversee a process for the selection of qualified individuals for board nomination, and shall approve selection criteria for identifying director candidates taking into account the competencies and skills the Board as a whole should possess.

The Board shall undertake regular evaluation of the Board, the Chair of the Board, the Board committees and individual Directors.

The Board shall undertake regular evaluation of Directors’ compensation.

The Board shall review this Charter annually to ensure it appropriately reflects the Board’s stewardship responsibilities.

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